National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

IMPORTANT NOTICE

This report was prepared as a National Instrument 43-101 Technical Report in accordance with Form 43-101F1, for Vizsla Silver Corp. (Client or Vizsla Silver), by Qualified Persons working for T. Maunula & Associates Consulting Inc. (TMAC) and Ausenco Engineering Canada Inc. (Ausenco). The quality of information, conclusions, and estimates contained in this report are based on: i) information available at the time of preparation of data; ii) data from outside sources; and iii) the assumptions, conditions, and qualifications as put forth by the report authors. This report is intended to be used by the Client, subject to Ausenco's and TMAC's terms and conditions. The relationship permits the Client to file this report as a Technical Report with applicable securities regulatory authorities pursuant to provincial securities legislation.

Date and Signature Page

The undersigned prepared this Technical Report, titled National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate, Concordia, Sinaloa, México, dated April 7, 2022, in support of the public disclosure for public listing. The format and content of this report conforms to National Instrument 43-101 (NI 43-101) of the Canadian Securities Administrators.

Original Signed and Sealed	Original Signed and Sealed
Tim Maunula, P.Geo. Principal Geologist T. Maunula & Associates Consulting Inc.	Kevin Murray, P.Eng. Manager Process Engineering Ausenco Engineering Canada Inc.

Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Table of Contents

1 SUMMARY	1-1
1.1 Introduction	1-1
1.2 Property Description, Location, and Ownership	1-1
1.3 Accessibility, Local Resources, and Infrastructure	1-1
1.4 Geology Setting	1-1
1.4.1 Regional Geology	1-1
1.4.2 Mineralization	1-2
1.5 Exploration	1-2
1.6 Drilling	1-3
1.7 Sample Preparation, Analysis, and Security	1-3
1.8 Data Verification	1-3
1.9 Metallurgical Testwork	1-4
1.10 Mineral Resource Estimates	1-5
1.11 Mineral Resource Statement	1-5
1.12 Recommendations	1-6
1.12.1 Mineral Resource Recommendations	1-6
1.12.2 Operations Recommendations	1-7
2 INTRODUCTION	2-1
2.1 Purpose	2-1
2.2 Sources of Information	2-1
2.3 Qualified Persons	2-1
2.3.1 Acknowledgements	2-2
2.4 Units of Measure	2-3
3 RELIANCE ON OTHER EXPERTS	3-1
4 PROPERTY DESCRIPTION AND LOCATION	4-1
4.1 Mineral Title	4-1
4.1 Agreements	4-6
4.1.1 Canam Alpine Ventures Ltd.	4-6
4.1.2 Silverstone Resources S.A. de C.V.	4-6
4.1.3 Minera Rio Panuco S.A. de C.V. and Real de Panuco S.A. de C.V.	4-8
4.2 Surface Rights	4-11
4.2.1 Minera Rio Panuco S.A. de C.V., Canam, and Ejido Panuco	4-11
4.2.2 Silverstone Resources S.A. de C.V., Canam and Ejido Platanar de los Ontiveros	4-12
4.2.3 Silverstone Resources S.A. de C.V., Canam, and Comunidad Copala	4-14
4.2.4 Canam and El Habal Ejido	4-14
4.2.5 Short Term Ejido Agreements	4-14
4.3 Permits	4-15

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

4.4 Environmental Considerations	4-15
5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY	5-1
5.1 Accessibility	5-1
5.2 Local Resources and Infrastructure	5-1
5.3 Climate	5-1
5.4 Physiography	5-1
6 HISTORY	6-1
7 GEOLOGICAL SETTING	7-1
7.1 Property Geology	7-5
7.2 Mineralization	7-10
7.2.1 Animas-Refugio Corridor	7-11
7.2.2 Cordon del Oro Corridor	7-16
7.2.3 Cinco Señores and Napoleon Corridor	7-18
7.2.4 Other Mineralized Structures	7-23
7.3 Structural Controls	7-25
7.4 Alteration	7-25
7.5 Mineral Petrology	7-26
8 DEPOSIT TYPES	8-1
8.1 Epithermal Systems	8-1
9 EXPLORATION	9-1
9.1 Geological Mapping	9-1
9.2 Rock and Soil Geochemistry	9-2
9.3 Geophysics	9-2
10 DRILLING	10-1
10.1 Historical Drilling	10-1
10.2 Vizsla Silver Drilling	10-2
10.2.1 2019 Drilling	10-4
10.2.2 2020 Drilling	10-4
10.2.3 2021 Drilling	10-4
11 SAMPLE PREPARATION, ANALYSIS, AND SECURITY	11-1
11.1 Rock Samples	11-1
11.2 Core Samples	11-2
11.2.1 Sample Preparation and Security	11-2
11.2.2 Sample Analyses	11-3
11.2.3 Data Management	11-3
11.3 Quality Assurance/Quality Control	11-4
11.3.1 Core Sampling	11-4
11.3.2 Summary	11-12
11.4 Sample Storage and Security	11-12
12 DATA VERIFICATION	12-1

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

12.1 Site Visit	12-1
12.1.1 Diamond Drilling	12-1
12.1.2 Check Samples	12-4
12.1.3 Site Visit Observations	12-6
12.2 Database Verification	12-6
12.3 Conclusions	12-6
13 MINERAL PROCESSING AND METALLURGICAL TESTING	13-1
13.1 Introduction	13-1
13.2 Test Samples	13-1
13.3 Comminution	13-3
13.4 Mineralogy and Feed Analysis	13-3
13.5 Metallurgical Testwork	13-5
13.5.1 Gravity Testing	13-5
13.5.2 Flotation	13-5
13.5.3 Whole Ore Cyanidation Leaching Test	13-14
13.5.4 Cyanidation Leaching Test on a Bulk Rougher Concentrate, a Reground Rougher Concentrate, and a Pyrite Rougher Concentrate	13-16
13.6 Conclusions and Recommendations	13-16
14 MINERAL RESOURCE ESTIMATES	14-1
14.1 Introduction	14-1
14.2 Database	14-1
14.3 Geological Domaining	14-2
14.4 Exploratory Data Analysis	14-4
14.4.1 Capping Analysis	14-4
14.4.2 Contact Profiles	14-8
14.4.3 Assays	14-9
14.4.4 Compositing	14-10
14.4.5 Spatial Analysis	14-12
14.5 Bulk Density	14-13
14.6 Block Model and Mineral Resource Estimation	14-13
14.6.1 Block Model	14-13
14.6.2 Search Parameters	14-14
14.6.3 Grade Interpolation	14-15
14.6.4 Special Models	14-15
14.7 Model Verification and Validation	14-16
14.7.1 Visual Verification	14-16
14.7.2 Statistical Validation	14-19
14.7.3 Swath Plots	14-19
14.7.4 Hermitian Correction	14-22
14.8 Mineral Resource Estimate	14-24
14.8.1 Mineral Resource Classification	14-24
14.8.2 Cut-Off Grade	14-25
14.8.3 Mineral Resource Statement	14-26
14.8.4 Cut-off Grade Sensitivity	14-27

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

14.9 Comment on 2022 Mineral Resource Estimate	14-28
15 MINERAL RESERVE ESTIMATES	15-1
16 MINING METHODS	16-1
17 RECOVERY METHODS	17-1
18 PROJECT INFRASTRUCTURE	18-1
19 MARKET STUDIES AND CONTRACTS	19-1
20 ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT	20-1
21 CAPITAL AND OPERATING COSTS	21-1
22 ECONOMIC ANALYSIS	22-1
23 ADJACENT PROPERTIES	23-1
24 OTHER RELEVANT DATA AND INFORMATION	24-1
25 INTERPRETATION AND CONCLUSIONS	25-1
25.1 Interpretations	25-1
25.1.1 Metallurgical Testwork	25-2
25.1.2 Mineral Resource Estimate	25-3
25.2 Conclusions	25-4
26 RECOMMENDATIONS	26-1
26.1 Mineral Resource Recommendations	26-1
26.2 Operations Recommendations	26-1
26.3 Budget	26-1
27 REFERENCES	27-1
28 CERTIFICATES OF AUTHORS	28-1
28.1 Tim Maunula, P.Geo.	28-1
28.2 Kevin Murray, P.Eng.	28-2

Tables

Table 1-1:	Panuco Mineral Resource Estimate Summary by Resource Classification (150 g/t AgEq Cut-Off Grade)	1-6
Table 2-1:	Qualified Persons-Report Section Responsibility	2-2
Table 4-1:	Mineral Concessions Held by Vizsla Silver Corp. for the Panuco Project	4-3
Table 4-2:	Schedule of Payments from Canam Alpine Ventures Ltd. to Silverstone Resources S.A. de C.V.	4-7
Table 4-3:	Estimated Claim Maintenance Costs for Silverstone Property in US$	4-7
Table 4-4:	Schedule of Payments from Canam Alpine Ventures Ltd. to the Rio Panuco Owners	4-8
Table 4-5:	Estimated Claim Maintenance Costs for MRP Property in US$	4-9
Table 4-6:	Estimated Claim Maintenance Costs for Silverstone Property in US$	4-11
Table 6-1:	Historical Animas-Refugio Zone Indicated Mineral Resource Estimate	6-2
Table 6-2:	Historical Animas-Refugio Zone Inferred Mineral Resource Estimate	6-2
Table 6-3:	La Colorada Zone Historical Inferred Mineral Resource Estimate	6-3
Table 7-1:	General Description of Estimated Veins Included in the Mineral Resources Estimate for the Panuco Project	7-10

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Table 9-1:	Summary of Surface and Underground Rock and Soil Geochemistry Samples	9-2
Table 10-1:	Summary Drilling Conducted by Vizsla Silver on the Panuco Project	10-2
Table 11-1:	QA/QC Sample Statistics for Core Sampling Programs	11-4
Table 11-2:	Certified Reference Materials	11-5
Table 12-1:	GPS Coordinate Verification	12-2
Table 12-2:	Check Sample Grades	12-5
Table 13-1:	Composite Construction	13-2
Table 13-2:	Composition Weights for Each Sample Used in the Comminution Tests	13-2
Table 13-3:	Comminution Test Results	13-3
Table 13-4:	Mineral Content for Grindability Composite, Master Composite and Composite G	13-3
Table 13-5:	Chemical Content of the Composites	13-4
Table 13-6:	Gravity Test Results	13-5
Table 13-7:	Test Conditions	13-6
Table 13-8:	Master Composite Recoveries as a Function of Primary Particle Grind Size	13-6
Table 13-9:	Composite G Recoveries as a Function of Primary Particle Grind Size	13-7
Table 13-10:	Conditions for Cleaner Testing	13-9
Table 13-11:	Metal Recoveries in the Bulk Cleaner Concentrate as a Function of the Regrind Particle Size	13-9
Table 13-12:	Metal Recoveries in the Zinc Cleaner Concentrate as a Function of the Regrind Particle Size	13-10
Table 13-13:	Metal Recoveries in the Rougher Pyrite Concentrate	13-11
Table 13-14:	Bulk Rougher Flotation Test Conditions	13-12
Table 13-15:	Bulk Rougher Flotation Test Recoveries	13-12
Table 13-16:	Cleaner Testing-Bulk Flotation Conditions	13-14
Table 13-17:	Cleaner Testing-Bulk Flotation Results	13-14
Table 13-18:	Results and Conditions Used in the Whole Ore Cyanidation Tests	13-15
Table 13-19:	Results for Concentrate Cyanide Leaching	13-16
Table 13-20:	Conclusions for Each Studied Option	13-17
Table 14-1:	Mineralization Wireframes Coding	14-3
Table 14-2:	Drill Holes Excluded from Mineral Resource Estimate	14-4
Table 14-3:	Capping Summary-Animas and Cordon del Oro	14-6
Table 14-4:	Capping Summary-Napoleon and Tajitos	14-7
Table 14-5:	Uncapped and Capped Composite Summary Statistics	14-10
Table 14-6:	Napoleon Main Correlogram	14-13
Table 14-7:	Comparison of Bulk Density (t/m3) Values within Mineralization Wireframes	14-13
Table 14-8:	Block Model Parameters	14-14
Table 14-9:	Search Parameters	14-14
Table 14-10:	Summary of Sample Selection Parameters	14-15
Table 14-11:	Comparison of Block Model Grades by Interpolation Method	14-19
Table 14-12:	Additional Interpolation Statistics Reported by Resource Class	14-24
Table 14-13:	Summary of Cost Assumptions	14-26
Table 14-14:	Panuco Mineral Resource Estimate Summary by Resource Classification (150 g/t AgEq Cut-Off Grade)	14-26
Table 14-15:	Panuco Mineral Resource Estimate Summary by Vein (150 g/t AgEq Cut-Off Grade)	14-26
Table 14-16:	Cut-Off Grade Sensitivity (AgEq Cut-Off Grade)	14-28
Table 24-1:	Panuco Project Risks	24-1
Table 24-2:	Panuco Project Opportunities	24-2
Table 25-1:	Conclusions for Each Studied Option	25-2
Table 25-2:	Panuco Mineral Resource Estimate Summary by Resource Classification (150 g/t AgEq Cut-Off Grade)	25-3
Table 26-1:	Mineral Resource Budget	26-2
Table 26-2:	Metallurgical Testwork Budget	26-2

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Figures

Figure 4-1:	Panuco Project Location	4-2
Figure 4-2:	Tenure Map-Silverstone Option. Showing the Location of Concessions on the Panuco Project Optioned from Silverstone and MRP and wholly owned by Vizsla Silver Corp (Source Vizsla Silver)	4-10
Figure 5-1:	Photos of Panuco Project Area (A) Typical flora and Topography of Area with Coco Mill Site in Valley. (B) Town of Concordia. (C) Highway 40 Intersecting Property with Napoleon Vein Outcrop (Source Vizsla Silver Corp)	5-2
Figure 6-1:	Reduced to Pole Airborne Magnetics. Includes Project Outline and Major Structures (Source: MRP)	6-5
Figure 7-1:	Metallogenic Setting Map. Illustrates Geological Setting of Western Mexico with Main Porphyry and Epithermal Deposits of the Sierra Madre Occidental (after Montoya-Lopera et al., 2019). Blue Box Represents Montoya-Lopera et al. (2019) Study Area, and Yellow Star Marks the Panuco Project.	7-2
Figure 7-2:	Regional Geologic Setting Map. Illustrates Regional Geological Central Sierra Madre Occidental (after Montoya-Lopera et al., 2019). White Box Represents Montoya-Lopera et al. (2019) Study Area and Yellow Box Marks the Panuco Project. SIG-San Ignacio Graben; CG-Conitaca Graben; CHG-Concordia Half-Graben; VUHG-Villa Union Half-Graben; MN-Mala Noche; Cs-Causita. Ages of Intrusive Rocks in Ma.	7-3
Figure 7-3:	Regional Geology Map (Source Vizsla Silver Corp)	7-4
Figure 7-4:	Stratigraphic Columns for the Project Area (after Montoya-Lopera et al., 2019)	7-7
Figure 7-5:	Property Geology Map Showing Claim Outline and Known Mineralized Structures (Source: Vizsla Silver Corp)	7-8
Figure 7-6:	Schematic Cross-Section of Panuco Veining (after Starling, 2019). Illustrates that Veins May Be Listric Faults Developed from Reactivated Laramide Thrust Faults.	7-9
Figure 7-7:	Panuco Project Claims Showing Known Veins, Including the Four Resource Areas Comprising Eight Veins Included in the Mineral Resource Estimate	7-11
Figure 7-8:	Animas-Refugio Geology and Silver Geochemistry (Section A-A' Shown in Figure 7-10)	7-12
Figure 7-9:	Animas-Refugio Geology and Gold Geochemistry (Section A-A' Shown in Figure 7-10)	7-13
Figure 7-10:	Animas-Refugio Vein Cross-Section. Looking Northwest	7-15
Figure 7-11:	Cordon del Oro Geology and Silver Geochemistry	7-17
Figure 7-12:	Cinco Señores-Napoleon Geology and Silver Geochemistry	7-20
Figure 7-13:	Cinco Señores-Napoleon Geology and Gold Geochemistry	7-21
Figure 7-14:	Descubridora Mine Geology and Geochemistry (Sample Widths are Estimated at 65% to 100% of True Widths)	7-22
Figure 7-15:	Panuco Project Area with Veins and Surface Sampling	7-23
Figure 8-1:	Epithermal Precious Metal Deposits, Occurrences and Deposit Ages (Edad) in Mexico. (after Camprubi and Albinson, 2007).	8-3
Figure 8-2:	Schematic of Alteration and Mineralization in Low Sulphidation Precious Metal Deposits. (after Hedenquist et al., 2000).	8-4
Figure 9-1:	Example of Panuco Property Mapped Area at 1:40,000 Scale	9-1
Figure 9-2:	Airborne Magnetics RTP from 2016 with Known Veining and Possible Fault Offset Shown in Diorite	9-4
Figure 9-3:	Results from 2021 Airborne Magnetics RTP Geophysical Survey Over the Napoleon Area	9-5
Figure 9-4:	Example Napoleon Drill Cross-Section 2586930 with Drill Results and Magnetic Susceptibility Data	9-6
Figure 10-1:	Drilling at the Panuco Project from 2019-2021 with Resources Projected to Surface	10-3
Figure 11-1:	Vizsla Silver Core-Logging Facility in Concordia, Sinaloa. Left: Core logging area; Right: Long-Term, Covered and Fenced, Core Storage Area	11-2
Figure 11-2:	Shewhart Chart for Gold-Animas (2021)	11-5

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Figure 11-3:	Shewhart Chart for Silver-Animas (2021)	11-6
Figure 11-4:	Shewhart Chart for Gold-Cordon del Oro (2021)	11-6
Figure 11-5:	Shewhart Chart for Silver-Cordon del Oro (2021)	11-7
Figure 11-6:	Shewhart Chart for Gold-Napoleon (2021)	11-7
Figure 11-7:	Shewhart Chart for Silver-Napoleon (2021)	11-8
Figure 11-8:	Shewhart Chart for Gold-Tajitos (2021)	11-8
Figure 11-9:	Shewhart Chart for Silver-Tajitos (2021)	11-9
Figure 11-10:	Scatter Plot for Core Field Duplicates-Silver (Napoleon)	11-10
Figure 11-11:	Scatterplot for Core Field Duplicates-Silver (Tajitos)	11-10
Figure 11-12:	Scatterplot for Core Field Duplicates-Silver (Animas)	11-11
Figure 11-13:	Scatterplot for Core Field Duplicates-Silver (Cordon del Oro)	11-11
Figure 12-1:	Bylsa Drilling Portable Drill Set-up	12-2
Figure 12-2:	Core Logging Facilities in Concordia	12-3
Figure 12-3:	Core Splitting Facilities	12-4
Figure 12-4:	Check Sample Grade Comparison for Ag	12-5
Figure 13-1:	Block Diagram for Rougher Sequential Flotation Testing	13-6
Figure 13-2:	Master Composite Rougher Flotation Recoveries as a Function of a Primary Grind Size	13-7
Figure 13-3:	Composite G Rougher Flotation Recoveries as a Function of a Primary Grind Size	13-8
Figure 13-4:	Block Diagram for Cleaner Testing-Sequential Flotation (Bulk-Zinc-Pyrite)	13-8
Figure 13-5:	Effect of the Regrind Particle Size on the Metal Recoveries in the Bulk Cleaner Concentrate	13-10
Figure 13-6:	Rougher Bulk Flotation Recoveries for (a) Silver, (b) Gold, and (c) Sulphur	13-13
Figure 13-7:	Extraction Kinetics for Whole Ore Cyanidation for (a) Gold and (b) Silver	13-15
Figure 14-1:	Drill-Hole Location Coloured by Prospect	14-2
Figure 14-2:	Mineralization Wireframes	14-3
Figure 14-3:	Disintegration Analysis, Ag ppm	14-5
Figure 14-4:	Log Probability Plot, Ag ppm	14-6
Figure 14-5:	Ag ppm Contact Profile (Rock Type 301)	14-8
Figure 14-6:	Ag ppm Contact Profile (Rock Type 211)	14-8
Figure 14-7:	Ag ppm Boxplot (Cordon del Oro-101 and Animas-401)	14-9
Figure 14-8:	Ag ppm Boxplot (Tajitos)	14-9
Figure 14-9:	Ag ppm Boxplot (Napoleon)	14-10
Figure 14-10:	Napoleon-Plan View 450 m Elevation Comparing Capped Silver Grades of the Block Model versus Drill Hole Composites (100 m Grid)	14-17
Figure 14-11:	Napoleon Section 2587950N Comparing Capped Silver Grades of the Block Model versus Drill Hole Composites (50 m Grid-Looking North)	14-18
Figure 14-12:	Swath Plot by Easting-Capped Ag g/t	14-20
Figure 14-13:	Swath Plot by Northing-Capped Ag g/t	14-21
Figure 14-14:	Swath Plot by Elevation-Capped Ag g/t	14-22
Figure 14-15:	Napoleon Main Herco Grade-Tonnage Curve	14-23
Figure 14-16:	Indicated and Inferred Mineral Resource Classification	14-25
Figure 25-1:	Regional Geology and Prospect Areas	25-1

Glossary

Units of Measure

AWG	American wire gauge
A	Amperes
AgEq	Silver Equivalent

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

$	Canadian dollars
cm	Centimetre
cm3	Cubic centimetre
cfm	Cubic feet per minute
m3	Cubic metre
°	Degree
°C	Degrees Celsius
dmt	Dry tonnes
ft	Feet
gpd	Gallons per day
gpm	Gallons per minute
gal	Gallons
g	Gram
g/cm3	Grams per cubic centimetre
g/t	Grams per tonne
>	Greater than
ha	Hectare (10,000 m2)
"	Inches
kg	Kilogram
kg/m3	Kilograms per cubic metre
kg/m2	Kilograms per square metre
km2	Kilometre square
km	Kilometre
koz	Thousands of troy ounces
kPa	Kilopascals
kV	Kilovolt
kW	Kilowatt
<	Less than
L	Litre
L/min	Litres per minute
Ma	Mega-annum (1 million years)
MVA	Megavolt ampere
MV	Megavolt
MW	Megawatt
m Level or mL	Metre Level (relative metres level below surface)
m2	Metre square
m	Metre
masl	Metres above sea level

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

m3/h	Metres cubic per hour
µm	Micron
mm	Millimetre
ML/d	Million litres per day
Mt/a	Million tonnes per annum
Mt	Million tonnes
Ma	Million years (annum)
M	Million
MX$	Mexican peso
oz	Ounce (troy ounce-31.1035 grams)
oz/a	Ounce per annum
oz/t	Ounce per tonne
%m	Percent by Mass
%w/w	Percent mass fraction for percent mass
%	Percent
lb	Pound
psig	Pounds per square inch gage
PMF	Probable Maximum Flood
SI	International System of Units
t/m3	Tonnes per cubic metre
t/d	Tonnes per day
t/h	Tonnes per hour
US$	United States dollar
V	Volt

Abbreviations and Acronyms

1D	first vertical derivative
AA	atomic absorption
Ag	silver
AgEq	silver equivalent
ANP	specially protected, federally designated, ecological zones
ARD	acid rock drainage
AS	analytical signal
Au	gold
AuEq	gold equivalent
Ausenco	Ausenco Engineering Canada Inc.
B.C.	British Columbia
Bacis	Grupo Minera Bacis

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Canam	Canam Alpine Ventures Ltd.
Capstone	Capstone Mining Corp.
CIM	Canadian Institute of Mining, Metallurgy and Petroleum
Client or Vizsla Silver	Vizsla Silver Corp.
COC	chain of custody
Copala Exercise Notice	binding option exercise notice
ICP	inductively coupled plasma
GEMS	Geovia GEMS 6.8.3 Desktop
GRG	gravity recoverable gold
IDW2	inverse distance weighting to the power of two
IDW3	inverse distance weighting to the power of three
Leapfrog	Seequent Leapfrog GEO v5.0
LGEEPA	Ley General de Equilibrio Ecologico y Proteccion al Ambiente
LVC	Lower Volcanic Complex
MIA	Manifestación de Impacto Ambiental
MIBC	methyl isobutyl carbinol
MRP	Minera Rio Panuco S.A. de C.V.
NINational Instrument	National Instrument
NN	nearest neighbour
NSR	net smelter return
OK	ordinary kriging
Panuco District	Panuco-Copala Silver Gold District
Pb	lead
PROFEPA	Procuraduria Federal de Proteccion al Ambiente
QA/QC	quality assurance/quality control
QEMSCAN)	Quantitative Evaluation of Materials by Scanning Electron Microscopy
QP	Qualified Person
RDP	Real de Panuco, S.A. de C.V.
REIA	the Regulations
RES	residual-signal
RQD	rock-quality designation
RTP	reduced-to-pole
SD	standard deviation
SEDENA	La Secretaría de la Defensa Nacional
SEMARNAT	La Secretaría del Medio Ambiente y Recursos Naturales
Silverstone	Silverstone Resources, S.A. de C.V.
SIPX	sodium isopropyl xanthate
SMO	Sierra Madre Occidental

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

the Amending Agreements	A definitive agreement was signed on July 20, 2021
the Copala Amending Agreement	A definitive agreement was signed on July 20, 2021 the Copala Amending Agreement) and, together with the Panuco Amending Agreement
the Copala Property	the Copala property
the Panuco Amending Agreement	a binding amending agreement
the Panuco Project	Panuco silver-gold project
the Panuco Property	Panuco-Copala mining district
TMAC	T. Maunula & Associates Consulting Inc.
UVS	Upper Volcanic Supergroup
Vizsla Silver	Vizsla Silver Corp.
Zn	zinc

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

1 Summary

1.1 Introduction

This National Instrument (NI) 43-101 report, National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate, Concordia, Sinaloa, Mexico (Technical Report), was prepared for Vizsla Silver Corp. (Vizsla Silver) to update and summarize the technical aspects of the Panuco silver project (the Panuco Project or the Project). This Technical Report has been prepared using data from Vizsla Silver's diamond drilling, geological mapping, and sampling, as well as data from previous operators compiled by Vizsla Silver.

1.2 Property Description, Location, and Ownership

The Panuco Project is in the Panuco-Copala mining district (the Property) in the municipality of Concordia, southern Sinaloa state, along the western margin of the Sierra Madre Occidental physiographic province in western Mexico. The Project is centred at 23 18' north latitude and 105 56' west longitude on map sheets F13A-37. The Project comprises 105 approved mining concessions in nineteen blocks, covering a total area of 5,433 hectares (ha), and two applications for two mineral concessions covering 1,321.15 ha. The mineral concessions are held 100% by Vizsla Silver.

1.3 Accessibility, Local Resources, and Infrastructure

The Panuco Project area is accessed heading east from Mazatlán via Federal Highway 15 to Villa Union, then east on Highway 40 for 56 km (one-hour drive). Highway 40 crosscuts the Project area and most of the vein structures. Toll Highway 40D also crosses the Project. In addition, local dirt roads provide access to most of the workings, but some require repairs or are overgrown, and four-wheel-drive vehicles are recommended in the wet season. Two power lines connecting Durango and Mazatlán cross the Project, with 400 kV and 240 kV capacities.

The Project is in the Concordia municipality, which has a population of approximately 27,000. Public services, including health clinics and police, are in the town of Concordia. Residents provide an experienced mine labour force. Contractors in Durango and Hermosillo have a strong mining tradition and provide the Project with a local source of knowledgeable labour and contract mining services.

1.4 Geology Setting

1.4.1 Regional Geology

The Project is on the western margin of the Sierra Madre Occidental (SMO), a high plateau and physiographic province that extends from the U.S.A.-Mexico border to the east-trending Trans-Mexican Volcanic Belt. The SMO is an igneous province recording continental magmatic activity from the Late Cretaceous to the Miocene; it has been divided into two main episodes. The first episode, termed the Lower Volcanic Complex (LVC), comprises an intermediate intrusive suite including the Sonora, Sinaloa, and Jalisco batholiths and associated volcanic components of the Tarahumara Formation in Sonora, and equivalent volcanic rocks in the Jalisco block. This period of magmatic activity is associated with the Laramide orogeny and occurred from 80 to 50 million years ago (Ma).

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

The second magmatic episode is dominated by rhyolitic ignimbrites that built one of the earth's largest silicic volcanic provinces and has been termed the Upper Volcanic Supergroup (UVS). These dominantly rhyolitic lavas were extruded in two episodes, from about 35 to 29 Ma and 24 to 20 Ma. The western part of the SMO is cut by normal fault systems associated with the Gulf of California rift zone and subsequent extensional basins that developed between about 27 and 15 Ma containing continental sedimentary rocks. The continental sedimentary rocks occur in a north-northwest-trending belt extending from western Sonora to most of Sinaloa.

The basement to the SMO is locally exposed in Sinaloa. It comprises folded metasedimentary and metavolcanic rocks, deformed granitoids, phyllitic sandstones, quartzites, and schists ranging from Jurassic to Early Cretaceous (Montoya-Lopera et al., 2019).

1.4.2 Mineralization

Mineralization on the Panuco property comprises several epithermal quartz veins. Vizsla Silver and previous workers have traced approximately 75 km of cumulative strike length of these veins. Individual vein corridors are up to 7.6 km long and range from decimetres to greater than 10 m wide. Veins have narrow envelopes of silicification, and local argillic alteration is commonly in contact with clay gouge. More distal alteration comprises propylitic alteration as chlorite.

The Mineral Resource includes eight mineralized vein systems grouped as domains: the Napoleon, Josephine, Napoleon hanging wall veins; the Tajitos, Vein 3, and Copala veins; the San Antonio vein; and the Rosarito vein. These domains are west to east within the Napoleon, Cinco Senores, Cordon del Oro, and Animas-Refugio corridors. The bulk of the resource veins strike north-northwest to north-northeast, with thickness varying from sub-metres to tens of metres.

1.5 Exploration

Vizsla Silver commenced exploration on its Panuco Project in July 2019. This work has comprised geological mapping, rock geochemical sampling, geophysical surveys, and diamond drilling, and has outlined numerous targets for further testing.

Geological mapping and prospecting are key ongoing processes in exploring and understanding the geology of the Panuco Property. Rock and soil sampling is usually conducted in conjunction with geological mapping and prospecting. Overall, 3,777 rock samples have been collected from surface and underground exposures.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Geophysics has been a tool to help identify targets on the Panuco Property. Techniques used on the property include airborne magnetics producing first derivative, residual-signal, reverse to pole, and analytical signal maps. Electromagnetic surveys have also been conducted on the property. In addition to the magnetic surveys, Vizsla Silver has been collecting magnetic susceptibility readings from most of the drill core.

1.6 Drilling

Since November 2019, twenty-two prospects have been drill-tested. They are Los Generales, Rosarito, Cuevillas, La Negra, Josephine, Ojo de Agua, La Pipa, Mariposa, Paloma, Honduras, San Carlos, Tajitos, Peralta, Broche del Oro, Aguita Zarca, and the seven prospects making up the Napoleon vein-Gallinero Sur, Gallinero, Napoleon, Limoncito, Papayo, Venadillo, and Estrella.

The Mineral Resource database contains 442 holes, for 124,610.9 m of HQ- and NQ-diameter drilling, with less PQ-diameter drilling. Vizsla Silver has continued to drill at the Project since the data cut off for the Mineral Resource estimate.

1.7 Sample Preparation, Analysis, and Security

Vizsla Silver maintain their core logging facility and longer -term core storage area in Concordia, Sinaloa. Sample preparation is carried out at ALS in Zacatecas, and sample pulps are forwarded to ALS in North Vancouver for analysis. The ALS Zacatecas and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified.

Silver and base metals are analyzed using a four-acid digestion with an ICP finish as part of a geochemical suite (ALS Method Code ME-ICP61). Over-limit analyses for silver (>100 ppm), lead (>10,000 ppm), and zinc (>10,000 ppm) are re-assayed using an ore-grade four-acid digestion with AA finish (ALS Method Code OG62). For silver assays between 1500 ppm and 10,000 ppm, fire assay with gravimetric finish conducted on 30 g sample was used (ALS Method Code Ag-GRA21). Gold was assayed by 30 g fire assay with AA spectroscopy finish (ALS Method Code AuAA23). Gold over-limit values (>10 ppm) are retested with fire assay with gravimetric finish (ALS Method Code Au-GRA21).

1.8 Data Verification

TMAC conducted data verification during the Mineral Resource estimate. This included the built-in checks associated with importing data into GEMS, random checks of database assays compared with assay certificates, and review of the QA/QC performance (Section 11). The data verification was supported by the site visit conducted between September 28, 2021 to October 1, 2021 (TMAC, 2021). Exploratory data analysis, as discussed in Section 14, is an additional component of the data verification process.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

1.9 Metallurgical Testwork

A metallurgical test program was developed on drill core samples taken from the Napoleon vein to support the project evaluation. The testwork was carried out from August 2021 to January 2022 by ALS Metallurgy located in Kamloops, Canada.

The drill core sample used in the testing program consisted of 330 kg from 108, half HQ drill core intervals. A total of 11 composite samples were prepared from the drill core and used in the metallurgical testwork.

The rationale for sample selection considered primary lithologies, spatial coverage and representation, contiguous mineralization, distribution of grade and potential dilution. The selected mineralized drill holes were within the area of the potentially minable material and are believed to be representative of the material with a cut off grade of 127 g/t silver (Ag) and 2.77 g/t gold (Au).

The testwork was performed to characterize the mineralization chemically and mineralogically, as well as to test various flowsheets and methods for concentration and extraction of metals. The testwork program undertaken included:

  Chemical and mineralogical analysis of the feed samples

  Preliminary comminution test

  Investigation of metal pre-concentration through flotation

  Investigation of cyanidation leaching for the whole ore and bulk concentrates from flotation tests

  Study of gold and silver gravity concentration.

These tests provided a basic understanding of the response from the samples to the test program and will allow for process options to be further evaluated in future work.

Highlights of the conducted testwork include:

  Gravity Recoverable Gold (GRG) testing yielded recovery of 29% Ag and 40% Au.

  Open circuit rougher bulk flotation testing yielded recoveries of up to 93% for silver (Ag), 90% Au (Au), 94% lead (Pb), and 94% Zn (Zn).

  Open circuit cleaner bulk flotation testing (with one cleaning stage) yielded recoveries of up to 89% Ag, 88% Au, 87% Pb, and 90% Zn, respectively.

  Open circuit rougher sequential flotation testing has produced:

- Rougher lead concentrate with a recovery of 79% Ag; 80% Au; 93% Pb and 24% Zn, respectively.

- Rougher zinc concentrate with a recovery of up to 9% Ag; 8% Au; 3% Pb and 72% Zn, respectively

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico
  Open circuit cleaner bulk flotation testing (with one cleaning stage) has produced:

- Cleaner lead concentrate with a recovery of up to 71% Ag, 76% Au, 87% Pb, and 12% Zn.

- Cleaner zinc concentrate with a recovery of up to 8% Ag, 7% Au, 2% Pb, and 71% Zn.

  Cyanide leaching of the bulk sulphide rougher concentrate exhibited recoveries of 80.5% for silver and 86.8% for the gold, respectively.

  Direct cyanide whole ore leach tests yielded recoveries of up to 87% Ag and 93% Au after 48 hours retention time.

  Cyanide leaching of the bulk sulphide rougher concentrate exhibited recoveries of 80.5% for silver and 86.8% for the gold, respectively.

Sequential lead/zinc flotation followed by cyanidation of a pyrite rougher concentrate have resulted in a combined flotation and leach recovery of 83% Ag and 87% Au, respectively.

1.10 Mineral Resource Estimates

TMAC prepared a maiden Mineral Resource estimate for the Panuco Project consisting of Indicated and Inferred Resources. Mr. Tim Maunula, P.Geo., Principal Geologist for TMAC, was the QP responsible for the completion of the 2022 Mineral Resource estimate for the Panuco Project. The effective date of the 2022 Mineral Resource estimate is March 1, 2022.

The 2022 Mineral Resource estimate is based on drill-hole data provided by Vizsla Silver from surface diamond drill programs completed between 2019 and 2021. The cut-off date for assay data used in the 2022 Mineral Resource estimate was November 30, 2021.

The silver-gold-lead-zinc mineralization for the Panuco Project was modelled in four prospect areas of mineralization: Napoleon, Tajitos, Cordon del Oro and Animas. The mineralization was modelled in Seequent Leapfrog GEO v5.0 (Leapfrog). Grades were estimated within each mineralization wireframe separately using Geovia GEMS 6.8.3 Desktop (GEMS).

1.11 Mineral Resource Statement

The maiden 2022 Mineral Resource estimate is reported in Table 1-1, as prepared by TMAC for the Panuco Project (effective date March 1, 2022).

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Table 1-1: Panuco Mineral Resource Estimate Summary by Resource Classification
(150 g/t AgEq Cut-Off Grade)

Classification	Tonnes (Mt)	Average Grade					Contained Metal
		Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	AgEq (g/t)	Ag (koz)	Au (koz)	Pb (kt)	Zn (kt)	AgEq (koz)
Indicated	5.0	191	2.08	0.26	0.50	383	30,501	331.1	13.0	24.6	61,137
Inferred	4.1	187	1.79	0.13	0.30	345	24,704	235.8	5.3	12.4	45,555

Notes: Effective date for this Mineral Resource estimate is March 1, 2022.
Resources are presented undiluted and in situ and are considered to have reasonable prospects for economic extraction assuming metals prices of $20.7/oz Ag, $1,655/oz Au, $1,902/t Pb and $2,505/t Zn.
Mineral Resource estimate uses a break-even economic cut-off grade of 150 g/t AgEq based on costs from mines with similar mineralization. Assumed costs $45/t mining, $30/t processing $20/t G&A and recoveries of 93% for silver, 90% for gold, 94% for both lead and zinc.
Mineral Resource estimate reported from within envelopes accounting for mineral continuity.
Metal contents for silver, gold and silver-equivalent are presented in troy ounces (metric tonne x grade / 31.10348).
All figures are rounded to reflect the relative accuracy of the estimates and totals may not add correctly.

The Mineral Resource estimates were classified according to the CIM Definition Standards for Mineral Resources and Mineral Reserves (CIM, 2014). The 2022 Mineral Resource estimate was reported at a 150.0 g/t AgEq cut-off grade for Mineral Resources which are amenable to underground extraction.

The cut-off grade used for the 2022 Mineral Resource estimates is 150.0 g/t AgEq based on Vizsla Silver's estimated break-even operating expenditure cost of US$95/t as outlined in Table 14-13. Assumed recoveries were 93% for silver, 90% for gold, and 94% for both lead and zinc. Mineral Resource estimates can be sensitive to the reporting cut-offs used.

1.12 Recommendations

1.12.1 Mineral Resource Recommendations

The maiden MRE and associated interpretated mineralization provides guidance for continued exploration of the Panuco Project. TMAC recommends the following work which can potentially improve upon the 2022 MRE:

  Continue drilling on the four Prospect Areas targeting both infill to upgrade resource classification and step-out drilling to expand the Mineral Resource

  Identify target areas in zones of mineralization outside of the four Prospect Areas to expand the Mineral Resource

  Collect additional density samples of host lithologies and mineralization

  Update topography using Lidar survey.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

1.12.2 Operations Recommendations

Other engineering and processing work could be carried out to develop the Panuco Project. Ausenco recommends the following work:

  Additional drilling to collect approximately 500 kg of core samples, spatially and lithologically representing the first five years of a potential mine plan

  Further metallurgical testwork to better understand the continuity of the Napoleon deposit regarding the metallurgical response and to optimize the flowsheet.

In addition, further engineering work including mine design and development are needed.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

2 Introduction

2.1 Purpose

This National Instrument (NI) 43-101 report, National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate, Concordia, Sinaloa, Mexico (Technical Report), was prepared for Vizsla Silver Corp. (Vizsla Silver) to update and summarize the technical aspects of the Panuco silver project (the Panuco Project) since Vizsla Silver's filing of a technical report on May 20, 2020. This Technical Report has been prepared using data from Vizsla Silver's diamond drilling, geological mapping, and sampling, as well as data from previous operators compiled by Vizsla Silver.

2.2 Sources of Information

This Technical Report has been prepared by independent consultants who are Qualified Persons (QP) under NI 43-101. Subject to the conditions and limitations set forth herein, these independent consultants believe that the qualifications, assumptions, and information they used is reliable, and efforts have been made to confirm this to the extent practicable. However, no individual consultant involved in this study can guarantee the accuracy of all information in this Technical Report.

This Technical Report is based, in part, on internal company technical reports and maps, published government reports, company letters and memoranda, and public information, as listed in Section 27.

Vizsla Silver has reviewed a draft copy of this Technical Report for factual errors regarding the company, history of the property, and the current Mineral Resource estimate prepared by T. Maunula & Associates Consulting Inc. (TMAC).

TMAC has relied on Vizsla Silver's historical and current knowledge of the Panuco Project and work performed thereon. Any statements and opinions expressed in this document are given in good faith and in the belief that such statements and opinions are not false and misleading at the date of this Technical Report.

2.3 Qualified Persons

This Technical Report was prepared by, and under the supervision of the QPs listed in Table 2-1 for each item of this Technical Report. The following summarizes the dates of the QPs' Project site visits:

  Mr. Tim Maunula, P.Geo., the primary author of this Technical Report, is an independent QP as defined by NI 43-101. Mr. Maunula visited the Project from September 27 to October 1, 2021, to review drill-site locations and drill core from Vizsla Silver diamond drilling.
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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico
  Mr. Kevin Murray, P.Eng. from Ausenco Engineering Canada Inc. (Ausenco), is an independent QP as defined by NI 43-101. Mr. Murray has authored Section 13 and Sections 1.9, 25.1.1, and 26.2. Mr. Murray did not conduct a site visit to the Project.

Table 2-1: Qualified Persons-Report Section Responsibility

Section and Title	Qualified Person
1: Summary	Tim Maunula, P.Geo. Kevin Murray, P.Eng.
2: Introduction	Tim Maunula, P.Geo.
3: Reliance on Other Experts	Tim Maunula, P.Geo.
4: Property Description and Location	Tim Maunula, P.Geo.
5: Accessibility, Climate, Local Resources, Infrastructure	Tim Maunula, P.Geo.
6: History	Tim Maunula, P.Geo.
7: Geological Setting and Mineralization	Tim Maunula, P.Geo.
8: Deposit Types	Tim Maunula, P.Geo.
9: Exploration	Tim Maunula, P.Geo.
10: Drilling	Tim Maunula, P.Geo.
11: Sample Preparation, Analyses, and Security	Tim Maunula, P.Geo.
12: Data Verification	Tim Maunula, P.Geo.
13: Mineral Processing and Metallurgical Testing	Kevin Murray, P.Eng.
14: Mineral Resource Estimates	Tim Maunula, P.Geo.
15: Mineral Reserve Estimates	Tim Maunula, P.Geo.
16: Mining Methods	Tim Maunula, P.Geo.
17: Recovery Methods	Tim Maunula, P.Geo.
18: Project Infrastructure	Tim Maunula, P.Geo.
19: Market Studies and Contracts	Tim Maunula, P.Geo.
20: Environmental Studies, Permitting and Social or Community Impact	Tim Maunula, P.Geo.
21: Capital and Operating Costs	Tim Maunula, P.Geo.
22: Economic Analysis	Tim Maunula, P.Geo.
23: Adjacent Properties	Tim Maunula, P.Geo.
24: Other Relevant Data and Information	Tim Maunula, P.Geo.
25: Interpretation and Conclusions	Tim Maunula, P.Geo. Kevin Murray, P.Eng.
26: Recommendations	Tim Maunula, P.Geo.
27: References	Tim Maunula, P.Geo.

2.3.1 Acknowledgements

TMAC would like to thank and acknowledge the following people who have contributed to the preparation of this report and the underlying studies under the supervision of the QPs, including the following Vizsla Silver employees: Martin Dupuis, Steven Mancell, Charles Funk, Hernando Rueda, Chris Lloyd, Carlos Beltran, Manuel Gayon, and Zabdiel Salcido.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

2.4 Units of Measure

Unless otherwise noted, the following units of measure, formats, and systems are used throughout this Technical Report:

  Units of Measure: all references to units of measure are based on the International System of Units (SI, or metric). The primary linear distance unit, unless otherwise noted, is the metre (m).

  General Orientation: unless otherwise stated, all property-scale references to orientation and coordinates in this Technical Report are presented in UTM Zone 13 North (WGS 84).

  Currencies outlined in the Technical Report are stated in Canadian dollars ($) unless otherwise noted-for example, U.S. dollar (US$), Mexican peso (MX$).

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

3 Reliance on other Experts

Section 4 presents a summary of legal agreements pertaining to the property titles. Vizsla's legal counsel in Mexico has reviewed the property titles and legal agreements pertaining to the property titles, and prepared legal opinion statements pertaining to the property titles and legal agreements. ALN Abogados Consultores prepared the legal opinions, dated March 21, 2022 and March 28, 2022. The author has relied upon, and disclaims responsibility for, information derived from ALN Abogados Consultores' legal opinions used in Sections 4.1 and 4.2-specifically that all property titles are in good standing at the time of the Technical Report preparation

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

4 Property Description and Location

4.1 Mineral Title

The Panuco Project is in the Panuco-Copala mining district (the Property) in the municipality of Concordia, southern Sinaloa state, along the western margin of the Sierra Madre Occidental physiographic province in western Mexico. The Project is centred at 23 18' north latitude and 105 56' west longitude on map sheets F13A-37 and the Project location is shown in Figure 4-1. The Project comprises 105 approved mining concessions in nineteen blocks, covering a total area of 5,432.96 hectares (ha), and two applications for two mineral concessions covering 1,321.15 ha. The mineral concessions are held 100% by Vizsla Silver. The mineral concessions are presented in Table 4-1. The concessions are valid for 50 years, provided semi-annual property tax payments are made in January and July each year and if minimum annual investment requirements are met, or if there is minimum annual production equal to the amount of the annual investment requirement. The concession owner may apply for a second 50-year term.

Vizsla Silver also holds 4,103.45 ha on four concessions west of the Panuco Project, but these are outside of the scope of this Technical Report, as they are from 17 to 35 km away from the Project, and any potential mining operations would be stand-alone operations from the Panuco Project.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

San Dimas
PANUCO PROJECT
Mazatlan
MEXICO
MEXICO
Santa Lucia
PANUCO PROJECT
Pánuco
Copala
40D
El Encinal
Durango
350km
503
5-06
510
Concordia
Corral del Santo
40
533
Mesillas
Mazatlán
15
15D
Port of
Mazatlán
17
Villa Union
15
Mazatlán
International
Airport
5-11
PACIFIC OCEAN
0
5
10
kilometres
LEGEND
Pánuco Project Boundary
Highway
Railway
Powerline

Figure 4-1: Panuco Project Location

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Table 4-1: Mineral Concessions Held by Vizsla Silver Corp. for the Panuco Project

Title Name	Title Number	Issue Date	Expiry Date	Area (ha)
San Carlos*	151204	26-Mar-69	25-Mar-69	98.0000
Amp. a la Casualidad*	153220	30-Jul-70	29-Jul-20**	14.0000
La Esmeralda*	158378	29-Mar-73	28-Mar-23	2.9728
Mazatlan*	158416	30-Mar-73	29-Mar-23	23.7804
Clemens*	165452	18-Oct-79	17-Oct-29	11.6195
Nuevo Refugio III*	187494	5-Jul-90	4-Jul-40	171.3344
Amp. de San Carlos*	189601	5-Dec-90	4-Dec-40	62.2643
Cordon del Oro*	191792	19-Dec-91	18-Dec-41	100.0000
Nuevo Refugio II*	192134	19-Dec-91	18-Dec-41	49.7339
Nuevo Refugio IV*	195406	14-Sep-92	13-Sep-42	33.0000
Liliana*	203370	19-Jul-96	18-Jul-46	12.7018
Laura*	205215	8-Jul-97	7-Jul-47	28.0000
San Carlos Dos*	212112	29-Aug-00	30-Aug-50	16.0000
Ampl. Cordon del Oro*	218164	11-Oct-02	10-Oct-52	117.6310
Nuevo Refugio I*	220409	25-Jul-03	24-Jul-53	110.5006
Nueva Argentita*	221598	4-Mar-04	3-Mar-54	32.8499
Nueva Argentita Fracc. I*	221599	4-Mar-04	3-Mar-54	5.2532
Cordon del Oro Sur*	221995	27-Apr-04	26-Apr-54	96.0000
San Carlos Tres*	221994	27-Apr-04	26-Apr-54	7.3847
Nueva Sierrita*	223402	10-Dec-04	9-Dec-54	96.3188
Nuevo Remedios*	223419	14-Dec-04	13-Dec-54	38.2786
La Olvidada*	223599	21-Jan-05	20-Jan-55	0.6176
Nuevo Remedios Fracc. 1*	223600	21-Jan-05	20-Jan-55	0.7091
Nuevo Remedios Fracc. 2*	223601	21-Jan-05	20-Jan-55	0.2533
Nuevo Remedios Fracc. 3*	223602	21-Jan-05	20-Jan-55	0.0667
El Trece Sur*	223675	2-Feb-05	1-Feb-55	330.0000
Ampl. La Reforma*	211301	28-Apr-00	27-Apr-50	43.8826
Fracc. Ampl. La Reforma*	211302	28-Apr-00	27-Apr-50	13.3141
La Providencia*	213860	2-Jul-01	2-Jul-51	112.2468
Dos en Uno*	214169	9-Aug-01	9-Aug-51	43.1376
Dos en Uno Fraccion*	214170	9-Jul-01	9-Aug-51	94.8158
La Esperanza*	214099	9-Aug-01	9-Aug-51	42.6467
La Sencilla*	215960	1-Apr-02	1-Apr-52	80.7230
San Jose de la Plata*	220134	12-Jun-03	11-Jun-53	701.4589
San Jose del Refugio*	220676	12-Sep-03	11-Sep-53	146.0569

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Title Name	Title Number	Issue Date	Expiry Date	Area (ha)
La Fortuna*	223005	30-Sep-04	29-Sep-54	288.4859
El Brillante*	225120	22-Jul-05	21-Jul-55	9.9325
El Brillante Fracc. 1	225121	22-Jul-05	21-Jul-55	0.3259
3 en 1	225149	26-Jul-05	25-Jul-55	9.6770
3 en 1 Fracc. 1	225150	26-Jul-05	25-Jul-55	12.2476
3 en 1 Fracc. 2	225151	26-Jul-05	25-Jul-55	0.0786
3 en 1 Fracc. 3	225152	26-Jul-05	25-Jul-55	2.7350
Santa Rosa	225353	24-Aug-05	23-Aug-55	33.6247
El Encino	226404	13-Jan-06	12-Jan-56	14.0066
El Encino Fracc. 1	226405	19-Jan-06	18-Dec-41	0.9327
Sta. Angela	228412	10-Nov-06	9-Nov-56	50.0000
Nueva Argentita Fracc. II	228634	15-Dec-06	14-Dec-56	0.5647
El Coco	231563	7-Mar-08	6-Mar-58	354.9912
El Trece*	232588	10-Sep-08	9-Sep-58	265.9922
Carlos IV*	232777	21-Oct-08	20-Oct-58	11.3962
La Guasima	234647	24-Jul-09	23-Jul-59	24.3958
Unificacion Refugio*	224409	4-May-05	3-May-55	39.9221
Guayanera	224507	17-May-05	16-May-55	19.3092
Nueva Reforma	225075	12-Jul-05	11-Jul-55	18.9332
La Guasimita	236389	18-Jun-10	17-Oct-60	16.9601
Purpura	236551	9-Jul-10	8-Jul-60	0.6882
Purpura Fraccion II	236553	9-Jul-10	8-Jul-60	0.1966
Purpura Fraccion I	236552	9-Jul-10	8-Jul-60	0.5832
El Tesoro	237106	29-Oct-10	28-Oct-60	6.5443
Ariana	241544	19-Dec-12	18-Dec-62	5.0017
Minillas	242946	2-Apr-14	1-Apr-64	86.7828
Panuco Num. Dos	172867	29-Jun-84	28-Jun-34	71.9225
Panuco Numero Tres	172852	29-Jun-84	28-Jun-34	99.8610
Panuco No. 4	172844	29-Jun-84	28-Jun-34	90.6725
Panuco No. 5	172841	29-Jun-84	28-Jun-34	100.0000
Panuco Seis	172866	29-Jun-84	28-Jun-34	20.0000
San Jose de Panuco	172847	29-Jun-84	28-Jun-34	77.0000
Nueva Sorpresa	172846	29-Jun-84	28-Jun-34	14.0000
El Siglo	172848	29-Jun-84	28-Jun-34	16.0000
Nueva Constancia	172850	29-Jun-84	28-Jun-34	47.8548
San Francisco	172853	29-Jun-84	28-Jun-34	40.0000

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Title Name	Title Number	Issue Date	Expiry Date	Area (ha)
San Jorge	172868	29-Jun-84	28-Jun-34	84.0000
Nueva Luisa	172845	29-Jun-84	28-Jun-34	50.0000
La Bomba	172842	29-Jun-84	28-Jun-34	8.0000
Luz	209797	9-Aug-99	8-Aug-49	19.9682
La Angelita	172869	29-Jun-84	28-Jun-34	1.5000
Patricia	172872	29-Jun-84	28-Jun-34	28.1437
Alma Rosa	172873	29-Jun-84	28-Jun-34	13.6864
Santa Elena lll	172851	29-Jun-84	28-Jun-34	9.0000
Los Remedios	172843	29-Jun-84	28-Jun-34	30.0000
Montana 3	172870	29-Jun-84	28-Jun-34	28.5563
Montana 4	180372	24-Mar-87	24-Mar-37	9.1720
Montana 5	172876	29-Jun-84	28-Jun-34	0.4159
Montana 6	172875	29-Jun-84	28-Jun-34	3.7860
Montana 7	172871	29-Jun-84	28-Jun-34	10.0165
La Galeana	218529	5-Nov-02	4-Nov-52	20.0000
La Galeana lV	236390	18-Jun-10	17-Jun-60	27.3181
La Fortuna	221292	20-Jan-04	19-Jan-54	26.1068
La Fortuna Fraccion	221293	20-Jan-04	19-Jan-54	1.9765
San Dimas ll	217636	6-Aug-02	5-Aug-52	80.0000
El Nacaral	157062	21-Jun-72	20-Jun-22	20.0000
Diego	238129	29-Jul-11	28-Jul-61	9.0000
El Mojocuan 2	240508	12-Jun-12	11-Jun-62	19.6224
Nueva Santa Rosa	165454	18-Oct-79	17-Oct-29	37.8867
Oro Fino	165455	18-Oct-79	19-Oct-29	8.0000
Sandra	209591	3-Aug-99	2-Aug-49	23.4924
Diego l	246778	23-Nov-18	22-Nov-68	19.5869
Los Cristos	243378	12-Sep-14	11-Sep-64	11.4240
La Galeana ll	229457	24-Apr-07	23-Apr-57	41.9350
Napoleon	172874	29-Jun-84	28-Jun-84	6.0000
Nuevo San Dimas	193647	19-Dec-91	18-Dec-41	11.0000
Constancia Dos	172849	29-Jun-84	28-Jun-34	22.0140
Constancia Uno	183577	17-Nov-88	16-Nov-38	12.2340
Mojocuan 22	222623	30-Jun-04	30-Jun-54	4.5910
El Lucero*	226834	3-Oct-06	3-Oct-56	145.3505
Total				5,432.9551

*Concession has 3% NSR to Compañia Minera Bacis, S.A. de C.V.

**Application of extension filed October 4, 2019, no impact on title is expected

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

4.1 Agreements

4.1.1 Canam Alpine Ventures Ltd.

On November 6, 2019, Vizsla Silver closed a share purchase agreement to purchase Canam Alpine Ventures Ltd. (Canam) for $45,000 and staged payments of 18 million common shares of Vizsla Silver as follows:

  6.0 million shares on closing

  6.5 million shares upon definition of a resource greater than 200,000 gold-equivalent ounces (AuEq oz)

  5.5 million shares upon exercise of the options described in Sections 4.1.2 and 4.1.3.

The payment shares are subject to voluntary pooling restrictions, with 12.5% released each quarter.

Further, a finder's fee of 750,000 shares is payable by Vizsla Silver to Doug Seaton of Nakusp, British Columbia (B.C.) in the following increments:

  250,000 shares on signing

  250,000 shares upon definition of a resource greater than 200,000 AuEq oz

  250,000 shares upon exercise of the options.

4.1.2 Silverstone Resources S.A. de C.V.

Canam may, at its option, acquire a 100% interest in either (i) the shares of Silverstone Resources, S.A. de C.V. (Silverstone), or (ii) the following assets for the purchase price of US$20 million:

  Mining concessions in Table 4-1 (Silverstone Property). A net smelter return (NSR) royalty of 3% is payable to Compañia Minera Bacis, S.A. de C.V. (Bacis) on minerals produced from Silverstone Property (Contrato Silverstone-Bacis, 2009).  The 3% NSR concessions are noted above in Table 4-1. Bacis has the option to exchange 1.5% of the 3% NSR for 10% of the selling price.

  Machinery and equipment.

  Three surface land-access agreements (Ejido Plantanar, Copala, and San Miguel del Carrizal communities).

  Two operating permits from la Secretaría del Medio Ambiente y Recursos Naturales (SEMARNAT) (Clemens Mine and El Lucero Mine).

  One explosives permit from La Secretaría de la Defensa Nacional (SEDENA).

To maintain the option in force, Canam is required to spend a minimum of US$711,500 exploring the Property prior to the first anniversary of the agreement, and fund maintenance costs during the term of the option. It may, at its option, keep the option in force for a second year by spending an additional US$711,500 on exploration, and funding a second year of maintenance costs. If Canam does not spend the second US$711,500 on exploration, but wishes to maintain the option, Silverstone will accept cash-in-lieu.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Once the exploration period has expired, Canam may continue to earn-in on the Silverstone assets by making the payments specified in Error! Not a valid bookmark self-reference.. During the earn-in, Canam has agreed to continue to fund the maintenance costs.

Table 4-2: Schedule of Payments from Canam Alpine Ventures Ltd. to Silverstone Resources S.A. de C.V.

Item	Payable (US$)
Initial Exploration Phase Option
Due Diligence (Paid)	35,575
On Signing (Paid)	300,000
February 2021 (Paid)	450,000
District Infrastructure and Production Purchase
February 2022	2,134,500
February 2023	2,846,000
February 2024	3,557,500
February 2025	4,269,000
February 2026	6,407,425
Total	20,000,000

Estimated mining duties and minimum investment or production work on the claims optioned from Silverstone are presented in Table 4-6; the exact values will fluctuate with the US dollar and Mexican peso exchange rates.

Table 4-3: Estimated Claim Maintenance Costs for Silverstone Property in US$

Period	Mining Duties (US$)	Minimum Investment or Production Work (US$)
Year 1	92,000	80,000
Year 2	92,000	83,000

On July 20, 2021, Vizsla Silver Corp announced that it has executed a binding option exercise notice ("Copala Exercise Notice") with Silverstone. The executed agreement constitutes the acceleration and exercise of the Company's option to acquire 100% of the Copala silver-gold district.

Under the Copala Exercise Notice, Vizsla Silver and Silverstone have agreed to amend the terms of the original Copala option agreement described above in order to accelerate the Company's exercise of its option on the Copala property (the Copala Property). A definitive agreement was signed on July 20, 2021 (the Copala Amending Agreement).

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Upon closing of the transactions contemplated by the Copala Amending Agreement, Vizsla Silver will acquire a 100% ownership interest in the Copala Property (comprising 64 mining concessions with a combined surface area of 5,547 ha) in consideration for:

  A cash payment of US$9,500,000 was paid to Copala upon the completion of the transfer of the Copala Property on or before August 3, 2021

  The issuance to Copala of 4,944,672 common shares of Vizsla Silver priced at C$2.44 per share upon the completion of the transfer of the Copala Property (issued).

4.1.3 Minera Rio Panuco S.A. de C.V. and Real de Panuco S.A. de C.V.

Canam may, at its option, acquire a 100% interest in either: (i) the shares of (MRP) and Real de Panuco, S.A. de C.V. (RDP), the owners of MRP, or (ii) the following assets from MRP and RDP for the purchase price of US$23 million:

  Mining concessions in Table 4-1 (MRP Property)

  The right to acquire 100% of concentration mills, tailings storage facilities, and plants of benefit (Coco Mill)

  Machinery and equipment

  Two surface land-access agreements (Ejido Panuco)

  One explosives permit from SEDENA.

To maintain the option in force, Canam is required to spend a minimum of US$1.0 million exploring the Property, and fund Property maintenance costs during the term of the option. It may, at its option, keep the option in force for a second year by spending an additional US$1.0 million on exploration, and funding a second year of maintenance costs. If Canam does not spend the second $1.0 million on exploration, but wishes to maintain the option, the MRP Owners will accept cash-in-lieu.

Once the exploration period has expired, Canam may continue to earn-in on the MRP Owner assets by making the payments specified in Table 4-4. During the earn-in, Canam has agreed to continue to fund the maintenance costs. The MRP Owners agreed to continue to acquire the Coco mill, but in the event they do not, the price is reduced by US$5 million in Year 6.

Table 4-4: Schedule of Payments from Canam Alpine Ventures Ltd. to the Rio Panuco Owners

Item	Payable (US$)
Initial Exploration Phase Option
Due Diligence (PAID)	50,000
On Signing (PAID)	400,000
November 2, 2020 (PAID)	280,000
August 8, 2021	750,000
District Infrastructure and Production Purchase

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Item	Payable (US$)
August 8, 2022	2,600,000
August 8, 2023	4,000,000
August 8, 2024	5,000,000
August 8, 2025	5,000,000
August 8, 2026	5,000,000
Total	23,080,000

Estimated mining duties and minimum investment or production work on the claims optioned from Silverstone are presented in Table 4-5; the exact values will fluctuate with the US dollar and Mexican peso exchange rates.

Table 4-5: Estimated Claim Maintenance Costs for MRP Property in US$

Period	Mining Duties (US$)	Minimum Investment or Production Work (US$)
Year 1	12,000	20,000
Year 2	14,000	21,000

On July 21, 2021, Vizsla Silver Corp announced that it has signed an agreement with MRP. Vizsla Silver and MRP agreed to amend the terms of the original option agreement described above in order to accelerate the Company's exercise of its option on the Panuco property. Upon closing, Vizsla Silver will acquire a 100% ownership interest in the Panuco property (comprising 43 mining concessions with a combined surface area of 3,839 ha) and the "El Coco" mill (the Mill) in consideration for:

  A cash payment of US$4,250,000 paid to MRP upon signing of the Amending Agreement

  The issuance to MRP of 6,245,902 common shares of Vizsla Silver priced at C$2.44 per share (for a total value of US$12,000,000) were issued upon the completion of the transfer of the Panuco property on or before August 10, 2021

  A cash payment of US$6,100,000 on or before February 1, 2022, following the refurbishment and transfer of ownership of the mill, which is to occur on or before January 31, 2022. US$250,000 was paid on August 19, 2021, and US$850,000 was paid on February 1, 2022, for the mineral claims around the Coco mill. US$5,000,000 is outstanding on this payment subject to receipt of the mill in good standing.

Figure 4-2 shows the tenure map and concession locations for the Silverstone and Rio Panuco options fully owned by Vizsla Silver Corp.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Figure 4-2: Tenure Map-Silverstone Option. Showing the Location of Concessions on the Panuco Project Optioned from Silverstone and MRP and wholly owned by Vizsla Silver Corp (Source Vizsla Silver)

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Estimated mining duties and minimum investment or production work on the claims optioned from Silverstone are presented in Table 4-6; the exact values will fluctuate with the US dollar and Mexican peso exchange rates.

Table 4-6: Estimated Claim Maintenance Costs for Silverstone Property in US$

Period	Mining Duties (US$)	Minimum Investment or Production Work (US$)
Year 1	92,000	80,000
Year 2	92,000	83,000

4.2 Surface Rights

Most of the surface rights in the municipality of Concordia are owned by ejidos, which are areas of communal land used for agriculture. Community members individually farm designated parcels and collectively maintain communal holdings comprising the ejido. Ejidos are registered with Mexico's National Agrarian Registry (Registro Agrario Nacional).

Surface rights to most of the land underlying the Project area are owned by six ejidos (Figure 4-). Mining concession owners have the right to obtain the expropriation, temporary occupancy, or creation of land easements required to complete exploration and mining work, including the deposit of rock dumps, tailings, and slag. Both MRP and Silverstone have surface-access agreements. Material terms of the surface-access agreements are summarized below.

4.2.1 Minera Rio Panuco S.A. de C.V., Canam, and Ejido Panuco

A Benefit Common Land Use Agreement was executed between RDP and Ejido Panuco on July 15, 1999, and its corresponding amendment, regarding lands in the municipality of Concordia, Estado de Sinaloa. The agreement permits access for MRP and any business related to MRP to 500 ha of the Ejido of Panuco for a period of 10 years. The contract may be extended for two additional 10-year periods.

MRP agreed to pay the Ejido MX$35,000 per year in four quarterly installments.

Further MRP agreed to continue to contribute to social work with the help of the Ejiditarios, and accept civil responsibility for any damages to persons or property of the Ejido due to Company vehicle traffic.

In an amendment dated November 26, 2009, the Ejido changed the annual rental to MX$200,000 per year. On November 26, 2019, the agreement was renewed for an additional 10 years.

A 30 year agreement was executed February 13, 2022 between Canam and Ejido Panuco with right to an additional 30 year extension. The exploration, Mining and Operation activities are included in the occupancy agreement. The total area is 960.9653 ha in the Ejido area with additional rights to extend areas for consideration per hectare. The Consideration is (i) $1,200 pesos per hectare for exploration; (ii) $7,500 pesos per hectare for mining, operation, and permanent impact areas. There is an advance of 1-year advance consideration payment, next payment due February 13, 2023.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

4.2.2 Silverstone Resources S.A. de C.V., Canam and Ejido Platanar de los Ontiveros

A Land Usage Agreement of Common Lands was executed between Silverstone and the Ejido Platanar de los Ontiveros of the municipality of Concordia, State of Sinaloa, on May 31, 2012.The agreement permits all exploration and mining activities in any 20 ha of the Silverstone concessions in the Ejido for a period of ten years. The Agreement may be extended for additional 10-year periods. Silverstone agreed to pay MX$30,000 per year adjusted every year for inflation. Further,

  Silverstone accepts civil responsibility for any event or accident resulting in injury or death to Ejiditarios or their neighbours.

  Rights in this contract are not transferable without previous approval by the Ejido.

There has never been any agreement or permit granted for exploration purposes to Vizsla Silver or Canam. However, the community has verbally granted access to their lands and is engaging in a formal long-term agreement expected in 2022.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

404700
409700
414700
N
POTRERILLOS
PANUCO
PLATANAR
DE LOS
ONTIVEROS
PANUCO
SANTA
LUCIA
LA PETACA
LA PETACA
No. 2
COPALA
COPALA
EL HABAL
SAN
MIGUEL DEL
CARRIZAL
LA GUASIMA
CHUPADEROS
Legend
Local towns
Vizsla Panuco Project
Ejido Limits
Powerline
Active mines
Inactive mines
Coordinate System: WGS 1984 UTM Zone 13N
Projection: Transverse Mecator
Datum: WGS 1984
0 0.5 1 2 3 4
Kilometers

Figure 4-3: Location of Ejidos and Outline of Panuco Project (Source Vizsla Silver Corp)

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

4.2.3 Silverstone Resources S.A. de C.V., Canam, and Comunidad Copala

An agreement was executed between Silverstone and the Copala Community of the municipality of Concordia, State of Sinaloa, in June 2016. The agreement permits all exploration and mining activities in any 10 ha of the Silverstone concessions in the ejido for a period of ten years. The agreement may be extended for additional 10-year periods. The area specified is 1 ha from each of the following concessions: Montana 3, Montana 4, Montana 5, Montana 6, Montana 7, Napoleon, Los Remedios, Alma Rosa, La Angelita, and Santa Elena. The agreement also permits the relocation of houses, if needed, for exploration or mining activities, with due compensation to the owners.

Silverstone agreed to pay the Comunidad of Copala MX$50,000 per year, with a 10% adjustment every year, payable in the first 10 days of June.

A 30-year term agreement with right to additional 30-year extension between Canam and Comunidad Copala with anticipated termination as convenient to Canam was established December 12, 2021. The agreement outlines rights for Exploration, Mining, and Operation activities included in the occupancy agreement. The area is 1,942.3490 ha out of 2,227.6341961 ha of total Ejido area, with a right to extend area as required by Canam with same consideration per hectare. The considerations are: (i) $1,200 pesos per hectare for exploration; (ii) $7,500 pesos per hectare for mining, operation, and permanent impact areas; Advance of 1 year consideration payment, next payment due December 12, 2022.

4.2.4 Canam and El Habal Ejido

A 30-year agreement was executed September 12, 2021 between Canam and El Habal Ejido with rights to an additional 30-year extension and anticipated termination as convenient to Canam. The rights are to Exploration, Mining and Operation activities. The area is for 427.8756 ha out of 4,395 ha of total Ejido area, right to extend area as required by Canam with same consideration per hectare. The considerations are: (i) $1,200 pesos per hectare for exploration; (ii) $7,500 pesos per hectare for mining, operation, and permanent impact areas; An advance of 2-year consideration payment, next payment due 12 September 2023.

4.2.5 Short Term Ejido Agreements

Vizsla Silver has further agreements and ongoing negotiations with Ejido San Miguel Del Carrizal and Ejido La Guasima.

Since June 2020, the Ejido San Miguel Del Carrizal community granted a 2-month land access for exploration purposes, the current agreement is ready and is pending signature from the community authorities who have continued to provide access to the full 19,973.9529 ha of ejido lands where the Vizsla owns mining concessions. The 2-month permit is to be executed in the following days upon availability of the ejido authorities. There is no sign or evidence of any complication or negative outcome for such execution of the 2-month permit. An assembly for approval of the 30-year term agreement has been scheduled with the ejido authorities, and shall include exploration, and operation activities.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

At the Ejido La Guasima, there has never been any agreement or permit granted for exploration purposes. Although the community has verbally granted access to their lands and is keen in engaging in a formal long-term agreement which is ongoing.

4.3 Permits

Exploration and mining activities in Mexico are regulated by the General Law of Ecological Equilibrium and Environmental Protection (Ley General de Equilibrio Ecologico y Proteccion al Ambiente [LGEEPA]), and the Regulations Environmental Impact Assessment [REIA]). Laws pertaining to mining and exploration activities are administered by SEMARNAT]) and the Federal Attorney for Environmental Protection (Procuraduria Federal de Proteccion al Ambiente [PROFEPA]) enforces SEMARNAT laws and policy.

Activities that exceed specified limits require authorization from SEMARNAT and comprise the presentation of an environmental impact assessment (Manifestación de Impacto Ambiental [MIA]). SEMARNAT authorizes activities that fall below the specified threshold under Article 31 of the LGEEPA, and require the submission report known as an Informe Preventivo.

Exploration activities that are expected to generate impacts to the physical or social environment that are assessed as potentially of low significance by the regulators are regulated under Norma Oficial Mexicana-120-SEMARNAT-1997 (NOM-120-SEMARNAT-1997), and its subsequent modifications.

The Project is not included within any specially protected, federally designated, ecological zones known as Áreas Naturales Protegidas (ANP).

An Informe Preventivo is in force for the area of the Panuco ejido that permits drilling activities according with official notice DF/145/2.1. 1/0053/2020. 0060 dated January 21, 2020, issued by the Ministry of Environmental and Natural Resources to Minera Canam S.A. de C.V.

4.4 Environmental Considerations

The Panuco Project is within the Panuco-Copala mining district and has been subject to extensive historical mining since approximately 1565. The mineralized bodies and the enclosing host rocks are anomalous in base and precious metals and have generated elevated metals values in sediments that extend well beyond known workings. The mineralized veins are characteristically low or moderate sulphidation but may have potential for acid rock drainage (ARD) and subsequent metal leaching. Vizsla Silver's Coco Mill and tailings storage facility are located on the Property; the mill is currently idle and the associated tailings storage facility is at capacity. There are two other plants also located on the Property but they are not under the control of Vizsla Silver. There are other old mine workings, excavations, and dumps on, and adjacent to, the Property. Some of the previous referenced disturbance is on mining lands held by Vizsla Silver, and other disturbance is on lands held by third parties.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Environmental impacts within the Project site result from historical activities, through current and intermittent operations of surrounding mines by third parties, and by informal and unauthorized miners working when companies are inactive. The impacts have been identified; however, they are incompletely documented in reports submitted to the Mexican government to attain authorization for Silverstone's exploration activities. Under the Mexican environmental and regulatory system these impacts due to historical activities are considered as pre-existing environmental liabilities that are deemed not significant and are acknowledged by regulators.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

5 Accessibility, Climate, Local Resources, Infrastructure, and Physiography

5.1 Accessibility

The Panuco Project area is accessed from Mazatlán via Federal Highway 15 to Villa Union, then on Highway 40 for 56 km (one-hour drive). Highway 40 crosscuts the Project area and most of the vein structures. Toll Highway 40D also crosses the Project. In addition, local dirt roads provide access to most of the workings, but some require repairs or are overgrown, and four-wheel-drive vehicles are recommended in the wet season. Two power lines connecting Durango and Mazatlán cross the Project, with 400 kV and 240 kV capacities.

5.2 Local Resources and Infrastructure

The Project is in the Concordia municipality, which has a population of approximately 27,000. Public services, including health clinics and police, are in the town of Concordia. Residents provide an experienced mine labour force. Contractors in Durango and Hermosillo have a strong mining tradition and provide the Project with a local source of knowledgeable labour and contract mining services. Drilling companies and mining contractors are available in Mazatlán, Durango, Hermosillo, Zacatecas, Fresnillo, and other areas of Mexico. The Project area is also used for cattle grazing, with limited agricultural use.

Vizsla Silver owns the 500 tonnes per day Coco mill on its property. In addition, there are some mineral processing plants held by third parties in the district that range from 200 to 700 tonnes per day in capacity.

5.3 Climate

The climate is subtropical, with heavy rain in June through September. Summer temperatures reach 40°C, and the minimum winter temperature is approximately 10°C. The average rainfall is around 1,100 millimetres (mm), with the majority falling in the June to September rainy season. The area has sufficient water for exploration and mining purposes.

5.4 Physiography

The Project area is in the Barranca sub-province of the Sierra Madre Occidental Physiographic province; mountain ranges characterize the province's topography up to 1,640 m, cut by steep gorges. Historic mine workings and mineralized structures on the Project generally occur between 500 and 1,000 m above sea level (asl). The principal drainages are the northerly trending Rio Baluarte east of the Property and the northeasterly trending Rio Presidio to the north. Dendritic intermittent streams feed the rivers. Project vegetation is mainly dry tropical forest comprising tropical bushes and shrubs at lower elevations and oak and pine forest at higher elevations. Animals found on the Project include the jaguar, coyote, deer, fox, rattlesnake, bat, guacamaya, iguana, and small rodents.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Figure 5-1: Photos of Panuco Project Area
(A) Typical flora and Topography of Area with Coco Mill Site in Valley. (B) Town of Concordia.
(C) Highway 40 Intersecting Property with Napoleon Vein Outcrop (Source Vizsla Silver Corp)

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

6 History

Christopher and Sim (2008) and Robinson (2019) summarized the history of the Project. Capitan Francisco de Ibarra founded Concordia in 1565, and gold and silver veins in Panuco and Copala were first exploited in the centuries that followed. Although production has been carried out on the Panuco Project over the last 460 years, no production records are available to Vizsla Silver.

The first recorded modern mining activity commenced late in the 20th century. The Mineral Resources Council (Consejo de Recursos Minerales [CRM], the predecessor of the Mexican Geological Service [SGM]) carried out 1:50,000 scale mapping on map sheet F13-A37 and fine-fraction stream sediment sampling in 1999 (Avila-Ramirez, 1999). In 2003, the CRM published additional 1:50,000 scale mapping on map sheet F13-A36, and fine-fraction stream sediment sampling (Polanco-Salas et al., 2003). In 2019 the SGM conducted 1:50,000 scale geological mapping and fine-fraction stream sediment sampling on map sheet F13-A46 (Rosendo-Brito et al., 2019).

In 1989 the CRM optioned and sold several mineral concessions in the district, including to Grupo Minera Bacis (Bacis) in 1989. Bacis subsequently acquired claims from other parties active in the area, including Minas del Oro y del Refugio S.A. de C.V. Bacis drilled 19 holes totalling 2,822.8 m along the Animas-Refugio corridor, but only collar and survey records exist of this work.

From 1999 to 2001, Minera Rio Panuco S.A. de C.V. (Rio Panuco) explored the Animas-Refugio and Cordon del Oro structures culminating in 45 holes, for 8,358.6 m. Collar, downhole survey and limited assay records exist from this drilling. Drill-hole orientations mainly were orthogonal to the vein system. No geological drill logs, downhole survey data, downhole sample data or downhole geochemical assay data have been preserved. Graphic drill-hole sections are available, with limited downhole geology and geochemical data. The Rio Panuco drill data cannot be relied upon, as material data are unavailable for hole deviation, core recovery, assaying, or quality assurance/quality control (QA/QC).

Capstone Mining Corp. (Capstone) optioned the Bacis concessions in 2004 and carried out geologic mapping and sampling of the Animas-Refugio and Cordon del Oro structures. In 2005, Capstone drilled 15,374 m in 131 holes on down-dip extensions of the Clemens and El Muerto mines on the Animas-Refugio vein. In 2007, Capstone explored the La Colorada structure with surface mapping and sampling followed by 6,659 m of drilling in 64 holes.

Also, in 2007, Capstone transferred the claims of the Copala, Claudia, Promontorio, Montoros, and Martha projects to Silverstone Corp. (Silverstone). Capstone and Silverstone completed 21,641 m of drilling in 200 holes from 2005 to 2008 (Christopher and Sim, 2008).

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

The Mineral Resource estimate (effective date of March 1, 2022) discussed in Section 14 supersedes historical, and past Mineral Resource estimates presented in this section. The historical information is relevant to provide context but is not current and should not be relied upon.

Christopher and Sim (2008) prepared two Mineral Resource estimates on the property for Silverstone on October 16, 2008; the following summary of the Mineral Resource estimates is based on their work. The Mineral Resource estimates were prepared for the La Colorada vein-manto and the La Pipa, El Muerto and Clemens portions of the Animas-Refugio Vein. Vizsla Silver is not relying on or treating any historical estimates as Mineral Resource estimates.

The Mineral Resource estimate for the Animas-Refugio vein used data from 125 drill holes totalling 12,765 m and 6,353 sample points within quartz vein, stockwork, or sulphide mineralization. A total of 3,421 drill-hole samples include bulk density data ranging from a minimum of 1.03 t/m3 to 3.88 t/m3 with a mean of 2.35 t/m3. Top cuts of 2,000 g/t Ag and 9.0 g/t Au were applied to sample data. The distance of influence of samples greater than 1,200 g/t Ag and 5.0 g/t Au was limited to a maximum of 10 m during grade interpolation. Block model bulk density estimates and grades for silver and gold were estimated using the inverse distance squared (ID2) interpolation method. Blocks within the zone of mineralization with at least three drill holes within an average distance of 25 m were classified as Indicated Mineral Resources. Blocks within the zone of mineralization within a maximum distance of 75 m from a drill hole were classified as Inferred Mineral Resources. Christopher and Sim (2008) estimated historical mineral production from the Animas-Refugio at approximately 40,000 tonnes, although the estimate was not supported by documentation. At Animas-Refugio, Indicated and Inferred Mineral Resources were estimated using a base-case cut-off grade of 90 g/t Ag.

Table 6-1: Historical Animas-Refugio Zone Indicated Mineral Resource Estimate

Cut-off Grade Ag (g/t)	Tonnage (kt)	Ag (g/t)	Au (g/t)	Contained Ag (koz)	Contained Au (koz)
30	1,273	132	0.74	5,405	30
60	896	169	0.93	4,879	27
90	656	204	1.11	4,307	23
120	489	238	1.27	3,745	20
150	370	272	1.43	3,234	17

(Christopher and Sim, 2008)

Table 6-2: Historical Animas-Refugio Zone Inferred Mineral Resource Estimate

Cut-off Grade Ag (g/t)	Tonnage (kt)	Ag (g/t)	Au (g/t)	Contained Ag (koz)	Contained Au (koz)
30	1,176	81	0.48	3,054	18
60	642	112	0.63	2,317	13
90	345	145	0.79	1,605	9
120	148	202	1.04	959	5
150	99	236	1.18	749	4

(Christopher and Sim, 2008)

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

The Mineral Resource estimate for the La Colorada zone used data from 65 drill holes, 34 of which (totalling 3,466 m) tested the La Colorada zone. In all, 1,724 m of drilling and 2,124 sample points were within quartz vein, stockwork, or sulphide mineralization. In addition, 172 drill-hole samples include bulk density data ranging from a minimum of 2.01 t/m3 to 5.26 t/m3, with a length-weighted mean of 2.43 t/m3. Top cuts of 800 g/t Ag and 9 g/t Au were applied to sample data. Grades for silver and gold were estimated using ID2. Christopher and Sim (2008) estimated that historical mineral production extracted approximately 15% of the La Colorada Inferred Mineral Resource. They also established a series of cut-off grades for La Colorada based on silver-equivalent values. The silver equivalent (AgEq) was calculated using the following assumptions:

  $14 per ounce silver

  $800 per ounce gold

  Silver-equivalent= Silver in g/t + (Gold in g/t) * 57.

At La Colorada, the Inferred Mineral Resources were estimated using a base-case cut-off grade of 20 g/t AgEq.

Table 6-3: La Colorada Zone Historical Inferred Mineral Resource Estimate

Cut-off Grade AgEq (g/t)	Tonnage (kt)	Ag (g/t)	Au (g/t)	AgEq (g/t)	Contained Ag (koz)	Contained Au (koz)
10	2,703	75.8	0.36	95.4	6,588	30.9
20	2,527	80.2	0.38	101.0	6,516	30.7
30	2,319	85.6	0.40	107.8	6,381	30.1
40	2,108	91.4	0.43	115.1	6,196	29.1
50	1,902	97.5	0.46	122.7	5,963	28.0
60	1,680	104.7	0.49	131.7	5,655	26.4
90	1,126	128.1	0.59	160.3	4,637	21.2

Note: Silver equivalent grade is calculated in this report by taking the silver grade and adding to it the gold grade multiplied by 57. No metallurgical recoveries were included.
(Christopher and Sim, 2008)

Tonnage assumes 15% of the resource extracted during historical mining activities. Vizsla Silver is not treating Christopher and Sim's (2008) Indicated and Inferred Mineral Resource estimates as current Mineral Resources. The historical information is relevant to provide context but is not current and should not be relied upon.

Silverstone merged with Silver Wheaton Ltd. (Silver Wheaton) in 2009 and Silver Wheaton subsequently sold the shares of concession owner Silverstone to Mexican owners. The Silverstone owners mined out a portion of the Mineral Resource defined in 2008 over the next decade. Silverstone mined parts of the Clemens, El Muerto, La Pipa, Mariposa, El 40, and San Martin ore shoots until mining encountered the water table, preventing further mining. Local unauthorized miners are currently extracting the pillars in those ore shoots. Silverstone or unauthorized mining activity in the intervening years exploited most of the Mineral Resources estimated by Christopher and Sim (2008).

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

MRP contracted Geophysical Surveys S.A. de C.V. of Mexico City in 2016 to conduct an airborne magnetics survey (Figure 6-1). However, no data are available, and no survey or flight specifications are included in the report. The survey was flown in two blocks, one of which covers the Project that is the subject of this Technical Report.

In 2019, Silverstone and MRP optioned their mineral concessions to Canam.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

400000
405000
410000
415000
2595000
2590000
2585000
N
nT
562.8
44.2
-53.8
-114.7
-241.5
Legend
Project Outline
Main Vein Structures
Highway
Contour
0
2
4 km

Figure 6-1: Reduced to Pole Airborne Magnetics. Includes Project Outline and Major Structures (Source: MRP)

PAGE | 6-5 April 7, 2022

Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

7 Geological Setting

The Project is on the western margin of the Sierra Madre Occidental (SMO), a high plateau and physiographic province that extends from the U.S.A.-Mexico border to the east-trending Trans-Mexican Volcanic Belt (Figure 7-1). The SMO is an igneous province recording continental magmatic activity from the Late Cretaceous to the Miocene; it has been divided into two main episodes. The first episode, termed the Lower Volcanic Complex (LVC), comprises an intermediate intrusive suite including the Sonora, Sinaloa, and Jalisco batholiths and associated volcanic components of the Tarahumara Formation in Sonora, and equivalent volcanic rocks in the Jalisco block. This period of magmatic activity is associated with the Laramide orogeny and occurred from 80 to 50 million years ago (Ma).

The second magmatic episode is dominated by rhyolitic ignimbrites that built one of the earth's largest silicic volcanic provinces and has been termed the Upper Volcanic Supergroup (UVS). These dominantly rhyolitic lavas were extruded in two episodes, from about 35 to 29 Ma and 24 to 20 Ma. The western part of the SMO is cut by normal fault systems associated with the Gulf of California rift zone and subsequent extensional basins that developed between about 27 and 15 Ma containing continental sedimentary rocks. The continental sedimentary rocks occur in a north-northwest-trending belt extending from western Sonora to most of Sinaloa.

The basement to the SMO is locally exposed in Sinaloa. It comprises folded metasedimentary and metavolcanic rocks, deformed granitoids, phyllitic sandstones, quartzites, and schists ranging from Jurassic to Early Cretaceous (Montoya-Lopera et al., 2019).

In the broader Project area, the LVC comprises granite, granodiorite, and diorite intrusions of the Late Cretaceous to Early Paleocene San Ignacio and Eocene Piaxtla batholiths. Andesite lavas and ignimbrites cover these batholiths and are locally intruded by Eocene intrusive rocks. Intermontane basins separate the UVS and LVC in the Project area, and these basins are filled with continental conglomerates and sandstones. The UVS consists of two episodes of silicic ignimbrites and minor basaltic lavas and rhyolitic domes. An approximately 32 to 30 Ma sequence of ignimbrites occurs east toward Durango state, while the second, around 24 to 23.5 Ma, sequence is present further to the west, in Sinaloa.

The structure of the Project area is dominated by north-northwest-trending extensional faults of the Pueblo Nuevo-Tayoltita fault system. The extensional belt is associated with aligned rhyolite domes and Late Oligocene to Middle Miocene grabens (Figure 7-2). Figure 7-3 shows the regional geology of the area.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Figure 7-1: Metallogenic Setting Map. Illustrates Geological Setting of Western Mexico with
Main Porphyry and Epithermal Deposits of the Sierra Madre Occidental (after Montoya-Lopera et al., 2019).
Blue Box Represents Montoya-Lopera et al. (2019) Study Area, and Yellow Star Marks the Panuco Project.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Figure 7-2: Regional Geologic Setting Map. Illustrates Regional Geological Central Sierra Madre Occidental (after Montoya-Lopera et al., 2019). White Box Represents Montoya-Lopera et al. (2019) Study Area and Yellow Box Marks the Panuco Project. SIG-San Ignacio Graben; CG-Conitaca Graben; CHG-Concordia Half-Graben; VUHG-Villa Union Half-Graben; MN-Mala Noche; Cs-Causita. Ages of Intrusive Rocks in Ma.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Figure 7-3: Regional Geology Map (Source  Vizsla Silver Corp)

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

7.1 Property Geology

The stratigraphic column in the Project consists predominantly of intrusive and volcanic rocks of intermediate composition of the LVC that have been overlaid and intruded by younger ignimbrites, domes, and dikes of felsic composition of the UVS. An approximately 9 by 3-km pluton of diorite to quartz diorite composition and lavas and tuffs of andesite composition are the main host lithologies of the epithermal veins in the district, although overlaying rhyolites of the UVS may locally host veins. Field work and interpretations conducted in the Project, suggest that the andesites of the LVC units are correlative with the Tarahumara formation of Sonora, and the ~77 to 69 Ma Socavon, Buelna and Portal members described in San Dimas. The rocks of the LVC in San Dimas are intruded by the Piaxtla batholith, dated at 49 to 44 Ma, whereas the age of epithermal mineralization has been constrained there between 41 and 37.8 (Enriquez et al, 2018 and Montoya et al, 2019). The diorite to quartz diorite pluton in Panuco has not been dated, but it is interpreted to be older than the Piaxtla intrusive, and correlative with the 64 Ma San Ignacio batholith dated by Montoya et al, (2019) in a locality west of San Dimas. Mineralization has not been dated in Panuco either, but it is possible that one or more epithermal pulses may be of late Eocene to early Oligocene age; this based on the observation that rhyolites of the UVS host veins locally. A stratigraphic column is in Figure 7-4.

Additionally, exposures of Carboniferous basement, comprised of metasediments (e.g., phyllites) have been recognized through tectonic/erosional "windows" in the region. The basement rocks are unconformably overlain by the LVC andesites of the Tarahumara Formation, that are subsequently intruded by the diorite pluton centered under Panuco. Locally, the diorite intrusion has been observed to contain clasts of the andesite in contact-breccias. Another intrusive phase of granodiorite to quartz-monzonite that may be coeval with the main diorite pluton, has been mapped in the footwall of the Animas-Refugio structure (Henry, 2003). Following deposition of the Tarahumara andesites, a quiescence period in volcanism, concomitant with uplift and erosion, favoured deposition of water-lain hyaloclastites composed of alternating sequences of rhyolite to andesite tuffs and volcaniclastics of Eocene age. These younger unit is believed to correlate with the Productive andesite member in San Dimas. The unit of hyaloclastites is hundreds of metres thick and has been intruded also by felsic stocks, plugs and dikes of the UVS.

Broadly four distinct deformation events of Laramide to Miocene age are recognized in the Project (Starling, 2019):

  D1-early Laramide ENE compression and fold-thrust deformation (~80-60 Ma)

  D2-late Laramide NNE compression and contractional deformation (~60-40 Ma)

  D3-early post-Laramide N-S to NNE extension (~38-28 Ma)

  D4-main stage Basin and Range ENE extension (~28-18 Ma)

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Analysis of kinematic indicators in the Project conducted by Starling (2019), shows that epithermal mineralization occurred during a phase of north-northeast to northeast-southwest regional extension, which favoured the development of the following mineralized trends:

  WNW (~120°N) extensional/normal faults orthogonal to D3 extension but also likely to have originated as shears under D1 and D2 compression (e.g., Animas, Cordon de Oro)

  NNW to N-S (~160-180°N) sinistral shears that helped to accommodate D3 extension (e.g., San Carlos, Napoleon) and conjugate with

  ENE (~060°N) dextral shears (e.g., San Antonio)

  NNE (~020-040°N) steep tear faults formed sub-parallel to D3 extension.

Similarly, structural studies done in San Dimas, show major north-northwest-trending normal faults that define blocks that have been tilted to the east-northeast or west-southwest. The fault-tilted blocks are interpreted to be the result of a northeast-southwest extension like that observed in Panuco.

The extensional event in the Project was probably accompanied by a large hydrothermal event that developed the district's epithermal veins. The hydrothermal event should have been sufficiently strong and long-lived to develop veins with multiple orientations in Panuco. The extensive hydrothermal activity developed also magmatic pebble-dykes, although the paragenesis of the dykes with respect to mineralization has not been established. However, the pebble dykes appear to be concomitant with the widespread dissemination of fine-grained pyrite into the volcanic units. A late event of magmatism and extension favoured the emplacement of post-mineralization rhyolite dikes along some of the mineralized structures. These dikes appear to be synchronous with D4 extensional deformation, as they are locally dissected and/or necked. Finally, latter andesite dykes intruded the whole column; these dikes do not show evidence of post-mineral faulting and are recognized as the youngest expression of magmatic activity in the Project.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Figure 7-4: Stratigraphic Columns for the Project Area (after Montoya-Lopera et al., 2019)

On the Project, it is interpreted that north-northeast extension developed a series of west-northwest-trending veins seen in Figure 7-5. It is also noted that the low angle of some of these veins, and tilting of rhyolites in the hanging wall of the Animas-Refugio structure, suggest that many of the veins were listric faults that reactivated from Laramide thrust faults, as seen in Figure 7-6. This geometry indicates the potential for multiple second-order, subparallel veins in the hanging walls of these west-northwest-trending veins. The mineralized shoots associated with these listric normal faults will tend to be subhorizontal in form. The rocks in the Project may have been tilted to the southwest, leading to veins in the east part of the project having been more deeply eroded and exposed at a deeper level. Also, veins in the west part of the district may then have been exposed to shallower levels with weaker surface anomalies and mineralization occurring at a deeper level than in the eastern part of the Project. Late- to post-mineral north-northwest, north-northeast, and east-northeast steep faults have partitioned the structural corridors, and the geometry and locations of economic veining in each block may be distinct from neighbouring blocks.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Figure 7-5: Property Geology Map Showing Claim Outline and Known Mineralized Structures (Source: Vizsla Silver Corp)

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

N
S
late-stage
amethsytine
quartz vein
"blind" mineralisation
at higher topographic
levels ?
massive
to banded
quartz vein
± sulphides
hydrothermal
breccia
± sulphides
brittle
fault
plane
± sulphides
vein / breccia
pinches down
where it meets the
fault plane of the
reactivated thrust
e.g. Mojocuan 2 (?)
sole /
detachment
fault

*b) later stage of extension and reactivation of segments of the thrust plane to control epithermal veining e.g. Animas-Refugio trend*

Figure 7-6: Schematic Cross-Section of Panuco Veining (after Starling, 2019).
Illustrates that Veins May Be Listric Faults Developed from Reactivated Laramide Thrust Faults.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

7.2 Mineralization

Mineralization on the Panuco Property comprises several epithermal quartz veins. Vizsla Silver and previous workers have traced approximately 75 km of cumulative vein strike length. Individual vein corridors are up to 7.6 km long and range from decimetres to greater than 10 m wide. Veins have narrow envelopes of silicification, and local argillic alteration are commonly marked by clay gouge. More distal alteration comprises propylitic alteration as chlorite.

The primary mineralization corridors comprise hydrothermal quartz breccia with grey silica in the matrix and white or grey quartz clasts. The grey colour is due to very fine-grained disseminated sulphides, presumed to be mainly pyrite and acanthite. Vizsla Silver has discriminated several hydrothermal breccias with grey quartz occurring more commonly at lower levels of the fault structures. More barren, white, quartz-rich breccias occur in the upper part of the mineralized zone. Locally, mineralized zones are cut by narrow, banded quartz veins with thin, dark argentite/acanthite and pyrite bands. Fine-grained pyrite is disseminated in the quartz in the higher-grade zones, with rare fine-grained sphalerite and galena. Bladed quartz pseudomorphs after calcite have been noted at several locations within the fault zone and indicate boiling conditions. Later quartz veinlets have cut all the mineralized zones with a mix of white quartz and purple amethyst. The amethyst is related to mixing near-surface waters as the hydrothermal system is collapsing, as has been noted at the nearby San Dimas district (Montoya-Lopera et al., 2019).

The Mineral Resource includes eight mineralized vein systems: the Napoleon, Josephine, Napoleon hanging wall veins; the Tajitos, Vein 3, and Copala (Tajitos HW) veins; the San Antonio vein; and the Rosarito vein. These trends are west to east within the Napoleon, Cinco Senores, Cordon del Oro, and Animas-Refugio corridors. Table 7-1 presents a general description of the geometry of the seven veins comprising the bulk of the mineralization. The bulk of the resource veins strike north-northwest to north-northeast, with thicknesses varying from 1.5 m to over 10 m. Figure 7-7 shows the location of the veins included in the Mineral Resource Estimate.

Table 7-1: General Description of Estimated Veins Included in the Mineral Resources Estimate for the
Panuco Project

Name	Orientation		Dimension
	Strike (°)	Dip (°)	Thickness (m)	Strike (m)	Dip (m)
Napoleon	350	80-85	3.00 to 3.50	2,500	400
Josephine	355	75-85	1.50 to 2.50	1,500	500
Napoleon HW	350	60-65	2.00 to 3.00	2,000	500
Tajitos	20	70-75	2.00 to 3.00	1,500	400
Copala/Tajitos HW	15	30-35	2.00 to 35.00	650	350
Vein 3	265	45-50	2.00 to 8.00	400	400
San Antonio	100	45-50	1.50 to 3.00	350	300
Rosaritos	155	35-40	1.50 to 3.00	350	350

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Figure 7-7: Panuco Project Claims Showing Known Veins, Including the Four Resource Areas Comprising
Eight Veins Included in the Mineral Resource Estimate

7.2.1 Animas-Refugio Corridor

The Animas-Refugio structural corridor is a significant fault zone central in the Project area; it hosts the largest number of historical and current workings (Figure 7-8 and Figure 7-9) and includes the Rosarito vein reported in the current MRE. Overall, the corridor trends northwest-southeast and dips moderately southwest. Typically, the fault zone that defines this corridor has a clay fault-gouge contact in either the hanging wall and or the footwall contact and ranges from a few metres to over 20 m wide. It has a strike length of over 7.2 km, and extends from the San Carlos mine in the southeast to the claim boundary in the northwest. Historical references note that the corridor continues to the southeast of the San Carlos mine. Ten main mineralized shoots have been exploited along this corridor; from southeast to northwest these are San Carlos, Clemens, El Muerto, La Pipa, Mariposa, El 40, San Martin, El 150, El 200, Rosarito, and La Bomba. The oldest of the workings dates to the 1500s. Rosarito is included in the MRE in the Indicated and Inferred Mineral Resource class categories. In addition to the main, moderately dipping, mineralized zone there are numerous secondary mineralized structures, including a hanging wall splay at the Mariposa mine and the Paloma vein.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Figure 7-8: Animas-Refugio Geology and Silver Geochemistry (Section A-A' Shown in Figure 7-10)

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Figure 7-9: Animas-Refugio Geology and Gold Geochemistry (Section A-A' Shown in Figure 7-10)

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

The Animas-Refugio structural corridor was first drilled by Minera Bacis in the late 1990s, but no details of this work are available. MRP subsequently drilled the corridor between 1999 and 2001, and Silverstone between 2007 and 2008.

The hanging wall of the fault zone is composed of a package of water-lain volcanic rocks with interlayered andesite tuffs and flows and with rhyolite tuffs higher up in the sequence. Quenched clast textures in the tuffs indicate that they are hyaloclastites. A fine-grained diorite has been observed at lower levels within the hanging wall section. The footwall package consists of fine- to medium-grained grained diorite to granodiorite.

The Animas-Refugio corridor is a reactivated northwest- to west-northwest-trending normal fault that dips to the southwest (Starling, 2019). It is likely the reactivation of a Laramide-aged thrust fault and as the dip shallows at depth. The structure is steeper where topography has preserved the upper portions of the system. The normal fault defining the Animas-Refugio corridor is interpreted as the east side of a graben structure, with the Cordon del Oro trend comprising the west side of the graben. The graben structure has been cut by north-northeast- and north-northwest-trending subvertical faults that helped to accommodate extension during the main mineralizing phase. Slickensides on these cross faults show a shallow to moderate dip to the southwest, with minimal offset. The fault splays accommodate extension along the fault and do not offset the main trend of the Animas-Refugio structure. These cross faults appear to have provided local boundaries within the fault zone that control the intrusion of post-mineral andesite dykes.

Related to the Animas-Refugio corridor are a series of hanging-wall splays, such as the San Martin splay near the Mariposa mine, the Paloma vein proximal to the Rosarito and La Cuevilla veins, and Nieves coming off of La Bomba. These splays are near vertical, and subparallel to the Animas-Refugio trend, and their intersection zones with the main structure are attractive exploration targets. These veins vary from narrow 1 m-wide veins to zones over 4 m wide, and have been mined extensively down to the 575 masl level.

The Rosarito veining is re-brecciated, white, quartz vein material with white silica cement with minor and variable amounts of grey quartz patches and minor sulphides. The vein strikes to the southeast, dipping 35° to the southwest, and is traceable 200 m on the surface. The average width from mapping is 4 m, with pinching and swelling between 2 and 25 m wide, while drilling intervals average 2.13 m.

Figure 7-10 shows a section with drilling intercepts of note for the Animas-Refugio vein

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

A
A'
850 RL
800 RL
750 RL
700 RL
650 RL
600 RL
550 RL
500 RL
450 RL
400 RL
350 RL
2589700 N
408600 E
2589800 N
2589900 N
408700 E
2590000 N
San Martin Splay
Animas Vein
AM20-03 (-48°)
AM20-04 (-60°)
Pyroclastic Volcanic
Diorite/Granodiorite
291.00 m
415.50 m
3.0 m @ 64.0 g/t Ag, 0.72 g/t Au
11.3 m @ 51.4 g/t Ag, 0.82 g/t Au
Including 2.0 m @ 115.5 g/t Ag, 0.83 g/t Au
and including 2.6 m @ 45.1 g/t Ag, 2.45 g/t Au, 1.2% Pb, 3.0% Zn
Legend
Historic works
Geochemistry Ag g/t
500
200
100
75
50
20
5
Lithology
BXCK
BXDIO
BXPH
CSNG
DIOR
DKAN
FGOG
HYLO
VNQT
VXH5
BKCR
DACT
DRYT
RYFL
VXH6
SCALE

Figure 7-10: Animas-Refugio Vein Cross-Section. Looking Northwest

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

7.2.2 Cordon del Oro Corridor

The Cordon del Oro structural corridor is an east-dipping normal fault zone in the west-central portion of the Project area that trends roughly north-northwest and dips moderately to the east (Figure 7-11). The mineral resource estimate contains the San Antonio structure, within the Cordon del Oro corridor, in the Indicated and Inferred Mineral Resource categories.

The Cordon del Oro structure has a small number of historical workings. This fault typically has clay fault-gouge contacts that range from metre scale to over 15 m wide. To date, the structure has been traced by mapping for approximately 7.6 km from the Anonal mine in the southeast to the Santa Rosa plant in the northwest. The Cordon del Oro structure is likely the west side of a graben, with the Animas vein defining the east margin. Only five mineralized shoots have been exploited along the main Cordon del Oro corridor; from the southeast to the northwest, these are Peralta, La Cobriza, Mojocuan 1, 2, and Mojocuan 4. Four additional mineralized shoots occur along the San Antonio vein Los Generales, Coralillo, San Antonio, and La Venada.

The Cordon del Oro corridor is not known to have been drilled, and mining completed to date occurred pre-Vizsla Silver, with workings of less than 100 metres in length. Most mining extended only about 10 to 30 m below the surface, and the deepest of the historical mining appears to have reached about 60 m below the surface. Only the Coralillo mine has more than one level of development and was mined to about 60 m along approximately 150 m of strike.

At lower elevations, the Cordon del Oro structure cuts a fine-grained diorite that is weakly to strongly magnetic and corresponds with a magnetic anomaly in regional airborne magnetic surveys. The structure cuts dacite and granodiorite in the Mojocuan 1 and Mojocuan 2 mine areas (Figure 7-11). In the central part of the vein corridor and along the San Antonio splay, the structure cuts a series of shallowly west-dipping rhyolite tuffs and andesite flows at higher elevations. Local rhyolite and andesite dykes intrude on the host rocks and along the mineralized structure. A quartz porphyry and granite porphyry are noted in underground workings at the Mojocuan 1 and Mojocuan 2 mines.

The Cordon del Oro structure is interpreted as a north- to north-northwest-trending normal fault on the west side of a graben subjected to repeated movement and later cross-faulting (Starling, 2019). The San Antonio structure is an east-west-trending set of subparallel faults that dip mainly to the south and is interpreted as a hanging wall splay of the main Cordon del Oro structure.

The San Antonio vein is an east striking, moderately dipping structure with 350 m of interpreted strike length and 300 m of down-dip extension. The average width is generally 1.5 to 3 m, with pinching and swelling between 1 and 3.5 m.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Figure 7-11: Cordon del Oro Geology and Silver Geochemistry

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

7.2.3 Cinco Señores and Napoleon Corridor

The Cinco Señores and Napoleon structural corridors comprise two subparallel fault zones in the western portion of the Project area that trend north-northwest, with sub-vertical dips (Figure 7-12 and Figure 7-13). The Napoleon corridor contains the Napoleon Main, Josephine, and Napoleon Hanging wall veins, which together constitute a significant portion of the Mineral Resource. Moreover, the current Mineral Resource estimate includes the Cinco Senores veins of Tajitos, Copala, and Vein3 structures.

The Cinco Señores and Napoleon structural corridors host the second-largest concentration of historical workings on the property, some of which date to the 1500s. The two structural corridors' faults range from a few metres to over 12 m wide. Cinco Señores has a strike length of around 2.6 km, from the El Tajito mine in the southeast to El Cajon in the northwest. Ten mineralized structures are present along the Cinco Señores corridor: El Tajito, Copala Vein, Vein3, La Tacoacha, Santa Ana, Santana, Descubridora, Cinco Señores 01, Cinco Señores 03, La Manzanilla, and El Cajon. The Cinco Señores structure comprises a single, narrow fault zone with quartz veining approximately 1 to 2 m wide. One moderately northeast-dipping notable splay off this structure was mined out at La Descubridora, west of the town of Copal (Figure 7-14).

The Napoleon and Cinco Señores structural corridors are interpreted as north- to north-northwest-trending strike-slip faults that have been reactivated and subjected to later cross-faulting (Starling, 2019). Later cross-faulting, likely related to basin and range extension, gives the overall effect of post-mineralization dextral transtensional displacement across the east-west- to west-northwest-trending reactivated faults.

The veins are hosted in a fine-grained, weakly to strongly magnetic diorite at lower elevations. At higher elevations, particularly in the central part of the vein corridors, the structures are hosted in a series of shallowly west-dipping rhyolite tuffs and andesite flows.

The Napoleon vein comprises a fissure vein that is subparallel set of faults about 20 m apart that host quartz veins and breccias along the faults, and intermittent dilational fault jogs between the faults. At least 13 main mineralized shoots have been exploited along the Napoleon corridor. From south to the north, these are: Napoleon Sur (Ojo de Agua), El Gallinero, Napoleon 07, Napoleon 05, Napoleon 04, El Hundido, La Higuera, Limoncito, Los Rieles, El Papayo, El Agua Prieta, Aguajes, and La Estrella. The subparallel faults and dilational jogs are in the southern portion of the structure; the northern part comprises a single fissure vein. Moreover, local horsetail splays with short strike lengths occur off the main system. Mineralization in the Napoleon vein is traced along 2,500 m of strike length and over 400 m of depth. The system is tilted 20° to 25° to the south. The tilting explains the lower surface values and thinner widths to the south, indicating the upper portion of the original epithermal system.

The Josephine vein and Napoleon Hangingwall vein are within the Napoleon corridor and, along with the Napoleon Main vein, constitute the bulk of the Mineral Resource contained herein. Josephine is a sub-vertical vein west and subparallel to the Napoleon Main vein and was discovered in 2021 in drill hole NP-21-132. Josephine widths are generally between 1 and 3 m, with semi-massive sulphide mineralization indicating higher grades. Josephine is traced 1.5 km along strike, and tested roughly 500 m down dip. The Napoleon Hangingwall vein runs subparallel to Napoleon Main to the east at a moderate dip and is generally 2 to 3 m wide.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

The Tajitos, Vein3, and Copala (Tajitos HW) vein structures are within the Cinco Senores corridor and are a component of the Mineral Resource estimate given in this Technical Report. The Tajitos epithermal vein is traced over 1.5 km of strike, and has been tested 500 m down dip. The vein pinches and swells from sub-metre to 10 m widths, but generally the width is between 2 and 3 m. The vein is composed of massive white quartz to locally banded quartz, usually brecciated and sealed by white quartz. Locally there are distinct hydrothermal breccias with grey quartz in the matrix and clasts, with generally higher grades. Within these quartz-rich phases, there are sometimes silica pseudomorphs after bladed calcite, indicating the zone was actively boiling during mineral deposition. It is also not unusual to see purple amethyst quartz near these same zones; this represents the potential of later mixing of Fe-rich meteoric waters. Locally there are zones with pink rhodochrosite.

The Vein3 structure is west-striking with a moderate dip to the north. Average length intercepts are 3.3 m, and the vein is generally 2.5 to 3 m wide.

The Copala (Tajitos HW) structure is a sub-horizontal vein striking north and situated at the northeastern extent of Tajitos, near the town of Copala. The system has been intersected downhole up to 70 to 80 m, with individual drill-hole intercepts up to 83.1 m wide. The vein is thinner to the south where it is 2 to 5 m thick and swells towards the north up to ~80 m. The average interval length found in drill holes is 5.4 m. The Copala (Tajitos HW) vein has been traced over 650 m along strike and 350 m down-dip extension.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Figure 7-12: Cinco Señores-Napoleon Geology and Silver Geochemistry

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Figure 7-13: Cinco Señores-Napoleon Geology and Gold Geochemistry

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

N
Cinco Señores Vein
Santa Ana Vein
59004 (0.40 m)- Gauge
59006 (1.20 m)
59008 (0.40 m)
59009 (0.70 m)
59011 (1.0 m)
59007 (1.20 m)
59012 (0.40 m)
59013 (.040 m)
59014 (0.60 m)
59016 (0.60 m)
63°
35°
32°
59°
48°
40°
54°
84°
55°
N-2587750
N-2587700
E-403750
E-403800
E-403900
540299 (0.80 m)
540298 (1.10 m)
540297 (1.30 m)
59003 (0.85 m)
59002 (0.23 m)
59001 (1.10 m)
540300 (0.60 m)
540293 (0.50 m)
540294 (1.10 m)
540296 (1.10 m)
540291 (0.90 m)
540292 (1.10 m)
Mylonite
540288 (0.70 m)
540289 (0.40 m)
540258 (0.90 m)
540257 (0.50 m)
540256 (0.85 m)
540254 (0.75 m)
540252 (0.60 m)
540253 (0.50 m)
540251 (0.50 m)
Fault displaces the vein.
540278 (0.85 m)
540280 (0.90 m)
540271 (1.10 m)
540272 (1.05 m)
540282 (0.90 m)
540281 (1.10 m)
540273 (1.0 m)
540277 (0.60 m)
540274 (0.60 m)
540276 (0.80 m)
540279 (1.0 m)
540284 (1.20 m)
540283 (0.90 m)
0 5 10 20
meters
Legend
Diorite (Outcrop)
Diorite (Infer.)
Normal Fault
Breccia
Quartz Veinlets
Quartz Vein
Cordinated System: WGS 1984 Zone13N
Projection: Transverse Mecator
Datum: WGS 1984

UG Mine Sampling

| Sample | width (m) | Au gr/ton | Ag gr/ton | Cu gr/ton | Pb % | Zn % | Sample | width (m) | Au gr/ton | Ag gr/ton | Cu gr/ton | Pb % | Zn % |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 540251 | 0.5 | 0.469 | 142 | 221 | 0 | 0 | 540289 | 0.7 | 3.56 | 606 | 1000 | 0 | 1.765 |
| 540252 | 0.6 | 1.675 | 325 | 394 | 0 | 0 | 540291 | 0.9 | 1.805 | 132 | 1185 | 0 | 1.58 |
| 540253 | 0.5 | 0.834 | 248 | 260 | 0 | 0 | 540292 | 1.1 | 0.168 | 23 | 478 | 0 | 0 |
| 540254 | 0.75 | 0.404 | 94.6 | 1050 | 0 | 3.09 | 540293 | 0.5 | 3.21 | 710 | 2780 | 2.5 | 8.14 |
| 540256 | 0.85 | 3.85 | 793 | 1000 | 0 | 2.78 | 540294 | 1.1 | 2.25 | 446 | 1020 | 0 | 2.31 |
| 540257 | 0.5 | 0.438 | 62.8 | 797 | 0 | 1.47 | 540296 | 1 | 0.081 | 4.4 | 72 | 0 | 0 |
| 540258 | 0.9 | 1.465 | 220 | 1420 | 0 | 3.52 | 540297 | 1.3 | 0.723 | 107 | 773 | 0 | 2.1 |
| 540271 | 0.9 | 0.693 | 126 | 571 | 0 | 1.215 | 540298 | 1.1 | 0.032 | 2.1 | 59 | 0 | 0 |
| 540272 | 1.05 | 1.365 | 285 | 261 | 0 | 0 | 540299 | 0.8 | 0.009 | 1.2 | 73 | 0 | 0 |
| 540273 | 0.7 | 0.671 | 132 | 269 | 0 | 0 | 540300 | 0.6 | 0.03 | 1.2 | 43 | 0 | 0 |
| 540274 | 0.6 | 13.55 | 1225 | 469 | 1.27 | 0 | 59001 | 1.1 | 0.037 | 6.3 | 187 | 0 | 0 |
| 540276 | 0.8 | 1.85 | 256 | 962 | 0 | 0 | 59002 | 0.23 | 0.658 | 57 | 965 | 0 | 1.13 |
| 540277 | 0.6 | 0.131 | 9.2 | 47 | 0 | 0 | 59003 | 0.85 | 3.06 | 220 | 4110 | 3.18 | 6.03 |
| 540278 | 0.85 | 2.77 | 365 | 436 | 0 | 0 | 59004 | 0.5 | 0.011 | 1.2 | 33 | 0 | 0 |
| 540279 | 1 | 5.51 | 3055 | 842 | 0.962 | 1.185 | 59006 | 1.2 | 1.645 | 271 | 1180 | 1.215 | 2.87 |
| 540280 | 0.9 | 0.05 | 9.3 | 93 | 0 | 0 | 59007 | 1.2 | 2.19 | 235 | 1260 | 1.54 | 3.15 |
| 540281 | 0.9 | 3.16 | 861 | 544 | 0 | 0 | 59008 | 0.4 | 0.293 | 75.3 | 1280 | 3.1 | 3.35 |
| 540282 | 1 | 8.8 | 3090 | 734 | 1.54 | 0 | 59009 | 0.7 | 4.6 | 698 | 2890 | 3.98 | 6.35 |
| 540283 | 0.9 | 0.501 | 74.3 | 833 | 0 | 0 | 59011 | 1.0 | 1.37 | 171 | 773 | 0 | 2.19 |
| 540284 | 1.2 | 1.37 | 265 | 2060 | 6.27 | 2.43 | 59012 | 0.4 | 0.093 | 15.1 | 198 | 0 | 0 |
| 540286 | 1.05 | 0.982 | 160 | 3080 | 1.855 | 3.31 | 59013 | 0.4 | 0.657 | 140 | 3710 | 0 | 2.68 |
| 540287 | 1.05 | 1.06 | 149 | 2100 | 1.135 | 3.51 | 59014 | 0.6 | 5.7 | 738 | 814 | 0 | 0 |
| 540288 | 0.4 | 0.181 | 34.6 | 1670 | 0 | 1.725 | 59016 | 0.6 | 2.96 | 961 | 1760 | 1.595 | 5.07 |

Figure 7-14: Descubridora Mine Geology and Geochemistry (Sample Widths are Estimated at 65% to 100% of True Widths)

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

7.2.4 Other Mineralized Structures

Numerous other structures on the Panuco claims are actively being explored. The following subsections outline the geology of a few of these earlier-stage prospective structures. Figure 7-15Figure 7-15 shows the location of the prospects described below, among others.

Figure 7-15: Panuco Project Area with Veins and Surface Sampling

La Colorada

The La Colorada silver and gold deposit is about 1 km northwest of the village of Copala. Christopher and Sim (2008) described the geology of La Colorada as a manto-and-feeder vein system hosted in andesite, overlying a large diorite intrusive. The manto is cut by a north-striking rhyolite dyke that may be associated with a rhyolite flow dome on the northwest flank of the manto. The veins and manto in the La Colorada area are bounded by northwest-striking faults. A keel marking the thickest manto development strikes north, parallel to felsic dyking in this area. This north-south trend was interpreted as the result of a combination of strike-slip movements on northwest- and northeast-striking orthogonal faults.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

The La Colorada vein system occurs along a pronounced northwest-striking lineament that bisects the largest of a series of circular features that Christopher and Sim (2008) interpret as caldera margins.

Copala Town Area

Mapping in 2020 identified several major structures (Agua Zarca, Cueravaca, Huaco) beneath the town of Copala that were mined extensively in the past down to at least 100 metres depth. A few of the old shafts have been backfilled and built over, resulting in damage to buildings as the backfill settles lower into the workings. Four main structures trending northwest have been mapped thus far, although further mapping is likely impossible due to the presence of the town. These structures now appear to be part of the low-angle Colorada vein system. Cerillo vein on the east side of the town is also a northwest-trending and shallowly northeast-dipping vein. The El Estadio vein is a vertical structure to the north of Cerrillo that shows potential for drill testing. Mapping has identified other veins near Cerrillo and El Estadio that have minimal exposure; their extent and orientation are speculative.

El Batel Corridor

The El Batel mine area is in the northeast portion of the Vizsla Silver claim block at elevations between 1,100 and 1,400 masl. It is composed of a central northwest-trending vein 2 to 4 m wide, dipping moderately to the northeast, and hosted in a package of andesitic tuffs. There is minimal outcrop, and most of the samples collected in the area are actually from hanging wall splays. A series of hanging-wall splays are also of low angle, subparallel to the main vein, suggesting a tension release-style vein.

Broche del Oro

The Broche de Oro Corridor is a northeast-trending vein system in the northeast portion of the Vizsla Silver claim block. Currently, the structure has been traced over about 4,300 m of strike length; however, only 40% of it is on Vizsla Silver-controlled claims. The longest segment held by Vizsla Silver, at 980 m, is the Broche de Oro area. The old Broche de Oro mine is at the bottom of a deep canyon with over 300 vertical metres of andesite and dacite tuffs overlying a diorite intrusive. The diorite is likely different from the main microdiorite as the microdiorite is magnetic, and the Broche de Oro area is in a magnetic low. At the old mine level, the vein is still hosted in the andesitic tuffs and shows widths from 2 to 4 m. The dip of the central segment of the vein is to the southeast, while several other subparallel veins have dips to the northwest, suggesting there may be a small horst block in that area, or that the other veins are remnant footwall splays. The Manteada vein is another perpendicular structure in that area that underwent considerable past mining to the north of Broche de Oro. The Manteada vein has been mapped for 1,300 m north-northwest from the Broche de Oro workings, dipping moderately to the west, and widths from 2 to over 5 m. It appears to have been mined near its northern end, where it either changes strike or intersects the northeast-trending San Ramon vein. The Manteada vein textures are massive white quartz with very little sulphide, and local patches of bladed calcite psuedomorphed with silica. Many outcrops show a brecciated vein, while only a few exhibit the massive white silica with bladed calcite.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

La Galeana

The Galeana vein is likely a significant splay structure off the longer San Francisco-Broche de Oro-Nacaral vein system that trends north-northeast some 1,400 m to the southwest of the Nacaral mine. The vein saw three different past workings spread out over 80 m of vertical relief. The principal working was the upper one, where a shaft was sunk directly on the vein, but has since collapsed. Several small splays (1 to 10s of metres long) come off the main vein here, with the main one being only 1 to 2 m wide. A broader, subparallel, 4- to 5 m-wide vein, was some 140 m to the northeast of the collapsed shaft area.

7.3 Structural Controls

The relationship of the long-term structural history of project area and the various mineralization pulses show mineralization associated with the late-Laramide deformation; that deformation event results in west-northwest thrusts and conjugate north-northwest to north-south dextral and east-northeast sinistral shears and are associated with porphyry-driven fluids. Some structures like Napoleon likely originated as late-Laramide conjugate shears, and within the diorite mass acted as zones of pre-existing weakness before the D3 phase of extension. These conjugate structures are the steep components to the low-angle Colorada-type structures and helped to accommodate shortening across the massive diorite block. When D3 began and epithermal mineralization commenced, some of these structures were reactivated. Napoleon is thought to have reactivated as a sinistral transtensional shear. Parts of the Napoleon vein will likely be the older vein/shear (seen as the north-northeast splays and north-northeast-trending segments) while other parts will be the younger epithermal veining with ore shoots on north-northwest strike-swings and at west-northwest splays. Therefore, locally the vein may be a thinner and lower grade or thicker and higher grade. Because the structures have a significant component of strike-slip motion, there will be a natural pinching-and-swelling.

Tajitos is interpreted as a conjugate to the north-south trending Napoleon vein, exhibiting an initial sinistral transpressional shear with later reactivation as a dextral tensional shear. The diorite emplacement along the east-northeast-trending central fault zone likely originated during the early-Laramide, or as an arc transfer-fault (later reactivated as the Tajitos system). Many of the structures hosted in the diorite show potential to have been reactivated and are more consistent than in the overlying cover andesitic and rhyolitic volcanics.

7.4 Alteration

The most widespread alteration is prominent propylitic alteration, defined by chlorite that extends 50 to 100 m peripheral to main fluid conduits. Silicification and minor quartz veinlets are present immediately adjacent to the controlling fault structures. The fault structures host mineralization comprising distinct quartz veins and moderate-to-strong pervasive silicification with associated crackle breccia veining. The upper and lower boundaries of mineralized zones are occasionally within faults and are usually marked by clay gouge zones with common milled clasts. The milled clasts comprise wall rock and white quartz vein fragments, indicating that these faults experienced significant movement post-mineralization. The footwall contact of the fault zone commonly has a clay gouge contact, and local crackle brecciation and silicification that overprints earlier propylitic alteration in the diorite to granodiorite.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

7.5 Mineral Petrology

In 2021 Vizsla Silver commissioned Applied Petrologic Services & Research, Wanaka, New Zealand, to carry out a petrographic and fluid inclusion study on 14 samples (one from each of Animas and Cordon del Oro, three from Tajitos, and nine from Napoleon) (Coote, 2021a). Coote's findings indicate sustained hydrothermal fluid flow evidenced by fracture-fill multi-stage silica and breccia cement due to penetrative and long-lasting structurally focussed fracturing and brecciation. Evidence of boiling conditions-an environment conducive to epithermal precious metal mineralization-is indicated by fluid inclusion assemblages. Further evidence of boiling conditions is the presence of Adularia, bladed quartz pseudomorphs after calcite and colloform vein banding of the fracture-filled and locally brecciated vein assemblages. Bladed carbonate, and ferrous-, manganoan-, and calcitic-rich carbonates proximal to drusy quartz also indicate a successive emplacement of later hydrothermal fluids evidencing a long-lasting system for emplacement of epithermal veins.

The following petrologic features apply to the Animas, Cordon del Oro, Cinco Senores and Napoleon vein corridors. They are important in defining base- and precious-metal mineralization of the low-sulphidation, epithermal environment:

  Sphalerite, galena, chalcopyrite, tennantite/tetrahedrite and minor amounts of bornite comprise base-metal sulphide and sulphosalt mineralogy enclosed by interstitial multi-phase, mosaic-drusy quartz and pyrite

  Very-fine to ultra-fine-grained chalcopyrite is concentrated as inclusions within sphalerite margins and partly defining internal zoning.

  Supergene chalcocite and covellite locally replace chalcopyrite, bornite, and tennantite/tetrahedrite.

Furthermore, multiple stages of base-metal sulphides and sulphosalts are present, filling cavities and fractures within brittle, deformed pyrite and mosaic-drusy quartz, and which in places form cemented-to-brecciated pyrite. Galena, chalcopyrite, and tennantite/tetrahedrite are present, filling and cementing fracturing and brecciation of coarser-grained, and locally more-voluminous sphalerite. Multiple stages of base-metal sulphides are ductile-to-brittle deformed, and recrystallized in relation to tectonic and hydrothermal overprinting.

Precious-metal mineralogy as acanthite, proustite, native gold/electrum, and native silver occur in close-spatial and interpreted-temporal association with base-metal sulphides and sulphosalts. The native gold/electrum is interstitial to and occurs as inclusions in mosaic-drusy quartz. Furthermore, pyrite and base-metal sulphides/sulphosalts occur as intergrowths with acanthite, and less abundantly proustite; the latter is best represented in the Animas, Cordon del Oro, and Cinco Senores vein corridor rock.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Additionally, Cinco Senores hosts acanthite and native gold/electrum occurring interstitial to fluorite and mosaic quartz in fracture-fill/breccia cement assemblages. Native silver also fills cavities and microfractures within mosaic quartz. Native gold is also relict as intergrowths and inclusions within pyrite altered to supergene goethite and hematite in rock from Cinco Senores.

Coote (2021b) also conducted a fluid inclusion study using microthermometric data from the Animas, Cordon del Oro, Cinco Senores, and Napoleon vein corridors. Conclusions drawn from petrographically defined fluid-inclusion assemblages within fracture-fill/breccia cement suggest epithermal temperatures. Furthermore, the data provided evidence to determine low-salinities of hydrothermal fluid flow resulting in precious- and base-metal mineralization of the Panuco District. The temperatures associated with metal-bearing fluids evidenced with the inclusion assemblages range from 196°C to 293°C. Moreover, hydrothermal fluid salinity was 1.9 to 3.1 wt% NaCl-equivalent across the different vein corridors.

The temperature and salinity evidence places the Panuco veining in the low-sulphidation category of epithermal systems; however, the base-metal sulphides, manganoan carbonate, and rhodonite rich fluids suggest perhaps the system is in the intermediate epithermal category.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

8 Deposit Types

The geologic setting of the Panuco Project is prospective for several types of mineral deposits. Late Cretaceous to Paleocene batholiths that intrude Tarahumara Formation rocks that form part of the SMO are prospective for porphyry copper and molybdenum deposits. Late Cretaceous plutons that intrude Guerrero arc limestone are favourable for developing gold-rich and polymetallic skarns and replacement deposits. However, the mineralization best developed and explored on the property comprises epithermal silver and gold veins associated with extensional faulting within the SMO volcanic arc.

8.1 Epithermal Systems

Epithermal gold deposits consist of fissure veins and disseminations of gold, silver, and base metals formed within 1.0 to 1.5 km of the Earth's surface. Most epithermal deposits form as open-space filling of faults resulting in vein deposits. Still, disseminated mineralization, gold, in particular, may occur as a replacement of permissive host rocks (disseminated deposits). Due to their development in the upper portions of the earth's crust, most of the epithermal precious metal deposits have been preserved in Tertiary volcanic rocks, but Jurassic and Paleozoic examples also exist. They occur in extensional settings in volcanic island and continent margin arcs and within continental volcanic environments. Epithermal deposits have been classified according to the nature of the mineralizing fluids and the forms and textures of the mineralization into two main classes, high and low-to-intermediate sulphidation. The Panuco Project exhibits characteristics of the low-to-intermediate sulphidation class of epithermal deposits.

Historically, epithermal gold and silver deposits are an important part of the world's precious metal budget. Approximately 6% and 16% of the world's gold and silver have been produced from epithermal deposits. These deposits are significant in Mexico. Mineable epithermal vein deposits range from 50,000 to more than 2,000,000 tonnes in size, with typical grades ranging from 1 to 20 g/t Au and 10 to 1,000 g/t Ag. Locally exceptional, or "bonanza" grades above 20 g/t Au can be important contributors to many gold deposits. Lead and zinc are also important contributors to epithermal deposits' low- and intermediate-sulphidation classes. Veins that host mineralization are about several kilometres long; however, economic mineralization is present in plunging ore shoots with dimensions of tens of metres by hundreds of metres or more. Single veins commonly host multiple ore shoots. The wide range of tonnage and grade characteristics make these deposits attractive targets for small and large mining companies.

In low- and intermediate-sulphidation deposits, both precious and base metals are transported in magma derived hydrothermal fluids that subsequently mix with meteoric water as they move into shallow levels of the crust, resulting in cool and relatively dilute fluids. Mineral deposition in the epithermal environment occurs due to complex processes of fluid boiling and mixing that involve cooling, decompression, and degassing. Typical mineralization sites are near-surface hydrothermal systems, ranging from hot springs at the surface to deeper, structurally, and permeability-focussed fluid flow zones approximately 1,500 m below the surface. The zone where these fluids boil is the favourable location for gold deposition, with silver and base-metal mineralization occurring beneath the boiling zone.

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Quartz veins are typical hosts for low and intermediate sulphidation mineralization, and these veins have characteristic alteration assemblages that indicate temperatures of deposition of between 100°C and 300°C. These alteration assemblages include quartz, carbonates, adularia white phyllosilicates, and barite in the veins; illite, adularia, smectite, mixed-layer clays, and chlorite proximal to the vein walls; and distal chlorite, calcite, epidote, and pyrite more peripherally. Also, unmineralized, but related, steam-heated argillic alteration and silica sinters may be present above, or above and laterally from, the veins.

The vein alteration assemblages and steam-heated argillic alteration can be effectively targeted using hyperspectral remote sensing techniques. Figure 8-1 shows the prevalence of these systems in western and central Mexico.

Vein textures are also important guides for targeting low- and intermediate-sulphidation mineralization. Quartz commonly occurs with cockade and comb textures, as breccias; as microcrystalline, chalcedonic, and colloform banded quartz; and as bladed or lattice quartz. Bladed or lattice quartz forms by replacing bladed calcite formed from a boiling fluid, and is a diagnostic indication of the level of boiling in a vein.

Ore minerals include pyrite, electrum, gold, silver, argentite, acanthite, silver sulphosalts, sphalerite, galena, tetrahedrite, chalcopyrite, and/or selenide minerals. In alkalic host rocks, tellurides, vanadium mica (roscoelite), and fluorite may be abundant, with lesser molybdenite. These mineralized systems have strong geochemical signatures in rocks, soils, and sediments and Au, Ag, Zn, Pb, Cu, As, Sb, Ba, F, Mn, Te, Hg, and Se may be used to vector to mineralization.

Figure 8-2 shows the associated alteration components of epithermal systems and mineralization.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Figure 8-1: Epithermal Precious Metal Deposits, Occurrences and Deposit Ages (Edad) in Mexico.
(after Camprubi and Albinson, 2007).

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Figure 8-2: Schematic of Alteration and Mineralization in Low Sulphidation Precious Metal Deposits.
(after Hedenquist et al., 2000).

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

9 Exploration

Vizsla Silver commenced exploration on its Panuco Project in July 2019. This work has comprised geological mapping, rock geochemical sampling, geophysical surveys, and diamond drilling, and has outlined numerous targets for further testing.

9.1 Geological Mapping

Geological mapping and prospecting is a key ongoing process in exploring and understanding the geology of the Panuco Property. Mapping is conducted on a reconnaissance scale with detailed scale testing. Mappers generally use 1:1000 scale and in special outcrops 1:500 scale. An example of a 1:40,000 scale geological map is seen in Figure 9-1.

Figure 9-1: Example of Panuco Property Mapped Area at 1:40,000 Scale

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

9.2 Rock and Soil Geochemistry

Rock and soil sampling is usually conducted in conjunction with geological mapping and prospecting. Geologists take chip, float, outcrop samples (including channels), and underground sampling where it is safe to do so. Table 9-1 outlines the rock and soil geochemistry sampling done by Vizsla Silver.

Table 9-1: Summary of Surface and Underground Rock and Soil Geochemistry Samples

	Sample Type	Sample Count
Surface	Chip	100
	Float	46
	Mine Outcrop	156
	Channel	2,686
	Total surface	2,988
Underground	Underground	789
Total		3,777

Overall, 3,777 rock samples have been collected from surface and underground exposures. The lithology, alteration, and structure of outcrop and underground exposures are mapped to determine controls on mineralization. To the degree possible, samples are then oriented perpendicular to mineralized structures and variations in mineralization, and are sampled separately. At least one sample on either side of the mineralized structure is also collected. Samples are collected as continuous chip channel, with minimum sample lengths ranging from 30 cm to 1.5 m. The sample length and the width of the chipped channel, typically 10 to 15 cm, is recorded along with the sample's estimated true width.

Sampling can be carried out by geologists or trained field assistants under the direct supervision of a geologist. All the chips of the channel sample are collected on a tarp, and once the whole sample has been collected, the sampled material is then mixed by folding the tarp in half in four different directions, rolling the material over itself and thus homogenizing the sample material. One quarter of that material is then poured into a labelled sample bag that also contains the uniquely labelled sample ticket. In the case of field duplicates, a second quarter of that sample (from the opposite quadrant) is then poured into a second labelled sample bag with a second unique and uniquely labelled sample ticket. Bags are sealed with a plastic cinch cable tie, and sample bags are transported to Vizsla Silver's secured warehouse. No directors or officers of the company are involved in sample collection or preparation.

9.3 Geophysics

Geophysics has been a tool to help identify targets on the Panuco Property. Silverstone flew helicopter airborne magnetics in 2016 and Vizsla Silver has conducted airborne and ground surveys since 2019.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Silverstone flew the Panuco Property for helicopter airborne magnetics in 2016 . The main magnetic high corresponded well with the mapped microdiorite and showed potential offset. The microdiorite is the main host rock in the Napoleon area, but is covered by an andesite-to-rhyolitic tuff package in the other vein areas. Figure 9-2 shows the airborne reduced-to-pole (RTP) magnetic survey results from 2016 with interpreted offset in the microdiorite.

In spring 2021 a drone survey over 205-line km, at 50 m line spacings and a nominal height of 50 m was conducted. The test area was over the Napoleon trend, and thus the line orientation was chosen to be at 45° to try and intersect the vein corridor orthogonally.

Four different products were delivered from the drone magnetic survey: an RTP map, an analytical signal (AS) map, a residual-signal (RES) map and a first vertical derivative (1D) map. The results from the RTP fit well with Vizsla Silver's mapping of the microdiorite. While the concept of the Napoleon vein being in a magnetic low trend is not completely clear in the RTP data, it becomes more apparent in the AS data, as those tend to plot the magnetic features clearly over their source regions. Electromagnetic surveys have also been conducted on the Property.

In addition to the magnetic surveys, Vizsla Silver has been collecting magnetic susceptibility readings from most of the drill core. These data have been compiled in Excel tables, and each drill hole has a downhole graph of the susceptibility readings. These graphs have been included in the compilation of the drilling cross-sections and are often useful in distinguishing rock types. An example of this compilation of data is shown in Figure 9-4.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

402000E
403000E
404000E
405000E
406000E
407000E
408000E
409000E
410000E
411000E
412000E
413000E
2593000N
2592000N
2591000N
2590000N
2589000N
2588000N
2587000N
2586000N
2585000N
El Nacaral
San Fernando
Honduras
Animas - Refugio
Cinco Senores
Magistral
La Colorada
Napoleon
San Carlos
Cordon del Oro
Tajos
La Luisa
San Jack
0
1
2 km

Figure 9-2: Airborne Magnetics RTP from 2016 with Known Veining and Possible Fault Offset Shown in Diorite

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

401000E
402000E
403000E
404000E
405000E
El Cajon
La Colorada 2
El Papayo
La Manzanita
Cinco Señores
Cinco Señores #1
El Alacran
Santa Ana
Santa Ana Sur
Agua Zarca
Napoleon 07
Cruz Negra
Gallinero Sur
La Luisa
San Salvador
El Chorro
Napoleon Sur / Ojo de Agua
0
500
1,000 m

Figure 9-3: Results from 2021 Airborne Magnetics RTP Geophysical Survey Over the Napoleon Area

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Figure 9-4: Example Napoleon Drill Cross-Section 2586930 with Drill Results and Magnetic Susceptibility Data

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

10 Drilling

10.1 Historical Drilling

For the historical drilling before the Vizsla Silver acquisitions the details are largely unknown, including drilling equipment, procedures followed, and conclusions made. Evidence of historical drilling activities on the property include collar pipes, underground drill markers, and scattered report references; however, retention of historical data is sparse.

After acquiring claims in 1989, Grupo Minera Bacis (Bacis) drilled 19 holes totalling 2,822.8 m along the Animas-Refugio corridor, but of this work only collar and survey records exist.

From 1999 to 2001, MRP explored the Animas-Refugio and Cordon del Oro structures, culminating in 45 holes, for 8,358.6 m. Collar and downhole survey, and limited assay records exist from this drilling. Drill-hole orientations mainly were orthogonal to the vein system. No geological drill logs, downhole survey data, downhole sample data, or downhole geochemical assay data have been preserved. Graphic drill-hole sections are available, with limited downhole geology and geochemical data. The MRP drill data cannot be relied upon, as material data are unavailable for hole deviation, core recovery, assaying, or quality assurance/quality control (QA/QC).

In 2005, Capstone drilled 15,374 m in 131 holes on down-dip extensions of the Clemens and El Muerto mines on the Animas-Refugio vein. In 2007, Capstone explored the La Colorada structure with surface mapping and sampling, followed by 6,659 m of drilling in 64 holes.

Between 2005 and 2009 Silverstone drilled 200 holes for 21,640.81 m on the Animas-Refugio and La Colorada veins. Drill-hole orientations were generally perpendicular to the strike of the veins targeted. Core was drilled with HQ tools; however, some holes were reduced to NQ diameter when drill conditions necessitated it. Collars were surveyed in UTM NAD 27 using a total station TOPCON GTS-236W instrument. Downhole survey readings were recorded using either an Eastman single-shot or REFLEX EZ-SHOT instrument approximately every 50 m, depending on the hole depth.

Data for drilling along the Animas-Refugio structure was limited to collar, downhole surveys, assays, recovery, lithology, and specific gravity, and no drill logs or assay certificates were available. Data for 64 drill holes at La Colorada included:

  Digital drill logs that include lithologic, alteration, structural, and sample data.

  Downhole survey.

  Core recovery, rock-quality designation (RQD), and specific gravity data.

  Low-resolution core photos.

  Drill sections in AutoCAD DXF format.

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  Digital assay certificates are available in CSV format; however, limited signed assay certificates are available.

The available data indicate that a number of the holes that tested La Colorada have low or no recovery. Most of the core from the Silverstone drilling has been discarded; however, select intervals have been stored in a small building near Copala.

10.2 Vizsla Silver Drilling

Since November 2019, twenty-two prospects have been drill-tested. They are Los Generales, Rosarito, Cuevillas, La Negra, Josephine, Ojo de Agua, La Pipa, Mariposa, Paloma, Honduras, San Carlos, Tajitos, Peralta, Broche del Oro, Aguita Zarca, and the seven prospects making up the Napoleon vein-Gallinero Sur, Gallinero, Napoleon, Limoncito, Papayo, Venadillo, and Estrella. The Mineral Resource database contains 442 holes, for 124,610.97 m of HQ- and NQ-diameter drilling, with less PQ-diameter drilling. Table 10-1 summarizes Vizsla Silver's drilling conducted on the Panuco Project and included in this Mineral Resource estimate. Vizsla has continued to drill at the Project since the data cut off for the Mineral Resource estimate.

Table 10-1: Summary Drilling Conducted by Vizsla Silver on the Panuco Project

Year	Drill-Hole Start	Drill-Hole Finish	Drill-Hole Count	Target Corridor	Length Drilled (m)
2019	AM-19-1,1A	AM-19-2	3	Animas	820.50
2019 Total			3		820.50
2020	AM-20-3	AM-20-25	23	Animas	6,738.25
2020	CO-20-01	CO-20-28	28	Cordon del Oro	6,432.05
2020	CS-20-01	CS-20-14	14	Cinco Senores	2,927.10
2020	NP-20-01	NP-20-63*	64	Napoleon	12,546.02
2020 Total			129		28,643.42
2021	AM-21-26	AM-21-39	14	Animas	4,438.50
2021	CO-21-29	CO-21-50*	22	Cordon del Oro	6,275.55
2021	CS-21-15	CS-21-116	100	Cinco Senores	32,925.85
2021	NP-21-64	NP-21-241**	174	Napoleon	51,507.15
2021 Total			310		95,147.05
Total			442		124,610.97

Notes: *Drill-hole names may not match due to redrills
**Holes NP-21-225,235,236,237A,238,239,240 and 241 not in MRE due to assays not being available by cut-off date.

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Figure 10-1: Drilling at the Panuco Project from 2019-2021 with Resources Projected to Surface

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Drill holes are generally oriented to test structures perpendicular to their strike. Holes are typically HQ diameter, with reduction to NQ diameter when ground conditions necessitate it. Drill-hole collars are surveyed by Trimble differential GPS and Total Station. Downhole orientations of drill-hole azimuth, inclination, and total magnetic field are recorded by a Devico survey instrument every 50 m downhole. A magnetic declination of 7° was used for correcting drill-hole azimuths. Drill-hole geology is recorded for lithology, alteration, mineralization, structures, and veins. Furthermore, drill-hole recovery and RQD are recorded for all drilled intervals.

10.2.1 2019 Drilling

In November 2019, Vizsla Silver began drilling on the Panuco Project on the Animas-Refugio corridor near the La Pipa and Mariposa mine areas. A total of 820.50 m in three drill holes was completed in 2019. The three drill holes targeted the La Pipa structure to test below the old historic ore shoot. Results showed low-grade and narrow widths, and no further testwork was carried out.

10.2.2 2020 Drilling

Drilling for 2020 totalled 28,643.42 m in 129 drill holes. The four main corridors of Napoleon, Cinco Senores, Cordon del Oro, and Animas-Refugio were tested.

In January 2020, drilling resumed at the Mariposa mine area, another historically mined area. Other targets in the Animas-Refugio corridor included, from south to north, Mojocuan, San Carlos, Paloma, and Honduras veins.

Drilling at the Napoleon corridor began in June 2020. A total of 64 drill holes tested the Napoleon structure, for 12,546.02 m. Targets were in the central part of the north-south-trending structure, below old mine workings, and 650 m north in the Papayo area. Hole NP-20-20 cut a 9.3 m-wide (true width) interval that graded 5.5 g/t Au and 369 g/t Ag, which included a 3.0 m-wide interval grading 20.59 g/t Au and 1,368 g/t Ag.

At the Cordon del Oro corridor, drilling totalled 6,432.05 m in 28 drill holes. The drilling targeted the Mojocuan, San Carlos, and Peralta mine areas, in addition to the Aguita Zarca vein.

Cinco Senores corridor saw 2,927.10 m of drilling in 14 drill holes. The Tajitos vein was the drilling target, and previously unknown workings were encountered in the first four holes. Hole CS-20-01 intersected 4.5 m of 7.29 g/t Au and 1,200.6 g/t Ag starting at 75.9 m.

10.2.3 2021 Drilling

Drilling at the Panuco Project in 2021 totalled 95,147.05 m in 310 drill holes. The drilling focussed along the Napoleon and Tajitos vein areas, with 51,507.15 m in 174 drill holes and 32,925.85 m in 100 drill holes, respectively. Additionally, 4,438.50 m in 14 drill holes were drilled in the Animas-Refugio corridor, and 6,275.55 m in 22 drill holes in the Cordon del Oro corridor.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

At Napoleon, infill and delineation drilling focussed on denser drilling to inform the Mineral Resource estimate and expand the structure's strike length. The Josephine vein, a subparallel system to Napoleon which was identified initially as an electromagnetic geophysical target, was first intersected in Hole NP-21-132, leading to additional targeting in the area and its inclusion in the Mineral Resource estimate. Further drill testing included the Cruz Negra and Alacran vein areas.

Drilling at the Tajitos vein area focussed on delineation and infilling, with additional exploration drilling to the north. The Tajitos resource drilling led to the discovery of the Copala vein -- a relatively thick subhorizontal structure on the Tajitos northeastern extent. Other exploration drilling along the Cinco Senores corridor included the Cinco Senores and Colorada veins to north of Tajitos.

In the Animas-Refugio corridor, drilling tested the Rosarito segment included in the Mineral Resource estimate, in addition to the Peralta and Cuevillas veins.

Drilling at the Cordon del Oro corridor targeted the San Antonio structure included in the Mineral Resource estimate, in addition to exploration near the Aguita Zarca vein.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

11 Sample Preparation, Analysis, and Security

11.1 Rock Samples

Surface and underground sampling consist of chip, floats, and channels. Samples are oriented perpendicular to mineralized structures and variations in mineralization, and are sampled separately. At least one sample on either side of the mineralized structure is also collected. Samples are collected as continuous chip channel, with minimum sample lengths of 30 cm and maximum sample lengths of 1.5 m. The sample length and the width of the chipped channel, typically 10 to 15 cm, is recorded along with the sample's estimated true width.

In the warehouse, certified reference materials and blanks are inserted into the sample sequence of surface and underground samples. The samples are packed into large rice/sugar sacks for transport. A control file with sack number and rock sample numbers contained in each sack and the laboratory sample dispatch form accompanies the sample shipment (used to control and monitor the shipment). The control files are used to track the progress of the samples to the lab and through to receiving results. The sample shipment is delivered to the ALS laboratory in Zacatecas, Mexico, via a parcel transport company. ALS sends a confirmation note and sample log by electronic mail to confirm sample delivery.

Sample preparation and reduction is carried out at ALS in Zacatecas, and pulp fractions are sent to the ALS laboratory in North Vancouver, B.C., for analysis. The Zacatecas and North Vancouver ALS facilities are certified by ISO 9001 and ISO/IEC 17025. Samples are dried, weighed, and crushed, and a 250 g split is pulverized to at least 85% passing (P85) 75 µm. Silver, base metals and pathfinder elements are analyzed using a four-acid digestion method with an inductively coupled plasma (ICP) finish as part of a geochemical suite (ALS Method Code ME-ICP61). Over-limit analyses for silver (>100 ppm), lead (>10,000 ppm), and zinc (>10,000 ppm) are re-assayed using an ore-grade four-acid digestion with atomic absorption (AA) finish (ALS Method Code OG62). Samples with silver assays between 1500 ppm and 10,000 ppm, are fire assayed by gravimetric methods on 30g sample pulps (ALS Method Code Ag-GRA21). Gold is fire assayed with AA spectroscopy finish on 30g sample pulps (ALS Method Code AuAA23). Gold over-limit values (>10 ppm) are reanalyzed with fire assay with gravimetric finish (ALS Method Code Au-GRA21).

It is the QP's opinion that the sampling methods, preparation, and security are consistent with accepted industry practices.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

11.2 Core Samples

11.2.1 Sample Preparation and Security

Core boxes and lids are assembled on the drill site as needed so that they are clean and free of grease at the site. The driller marks boxes and lids with the drill-hole number; then, at the end of each core run, the driller places a wooden block in the box that clearly shows the distance down hole in metres. When the core box is full, the box is tightly sealed by a rope or rubber band straps prior to transportation from drill site to the core shack by the drilling contractors.

Upon arrival at the core shack, the drill core is cleaned prior to being photographed. The drill core is logged for lithology, structure, alteration, and mineralization prior to marking out sample intervals. Lithologic and sample logging is conducted digitally using Geobank software. Figure 11-1 shows the core logging facility and longer -term core storage area at the Concordia, Sinaloa facility. Sample intervals are defined to honor vein, mineralization, alteration, and lithology contacts. Suspect high-grade intervals are sampled separately. The maximum sample interval is 1.5 m and the minimum sample length is 0.20 m. Before sampling, the geologist also marks a saw line along the core axis, trying to split the vein or mineralized structures into two symmetrical halves.

Figure 11-1: Vizsla Silver Core-Logging Facility in Concordia, Sinaloa. Left: Core logging area; Right: Long-Term, Covered and Fenced, Core Storage Area

The sampler saws HQ core in half, with half being submitted for analysis and half remaining in the core box as a record. The sampler saws PQ core such that one-quarter of the core is submitted for analysis, and the remaining three-quarters remain in the core box as a record. Only one piece of core is removed from the core box at a time, and care is taken to replace the unsampled portion of the core in the core box in the original orientation. The drill-hole number and sample intervals are clearly entered into a sample book to back up the digital logging files. The geologist staples the portion of the uniquely numbered sample ticket at the beginning of the corresponding sample interval in the core box, and the sampler places one portion of the ticket in the sample bag. The sample ticket book is archived at the Concordia camp. Sample bags are sealed with a plastic cinch strap and are stored in Vizsla Silver's secure warehouse. No directors or officers of the company are involved in sample collection or preparation.

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In the warehouse, certified reference materials and blanks are inserted into the sample stream, and then sample quality controls are bagged in sacks for transport. A control file, the laboratory sample dispatch form, includes the sack number and contained rock sample bag numbers in each sack. The laboratory sample dispatch form accompanies the sample shipment and is used to control and monitor the shipment. The control files are used to keep track of the time it takes to get the samples to the lab, and time it takes upon receiving assay certificates; the turn around time. The sample shipment is delivered to ALS in Zacatecas via a parcel transport company. ALS sends a confirmation email with detail of samples received upon delivery.

Sample preparation is carried out at ALS in Zacatecas, and sample pulps are sent to ALS in North Vancouver for analysis. The ALS Zacatecas and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified. Samples are dried, weighed, and crushed, and a 250 g split is pulverized to at least P85 75 µm.

11.2.2 Sample Analyses

Silver, base metals and pathfinder elements are analyzed using a four-acid digestion method with an ICP finish as part of a geochemical suite (ALS Method Code ME-ICP61). Over-limit analyses for silver (>100 ppm), lead (>10,000 ppm), and zinc (>10,000 ppm) are re-assayed using an ore-grade four-acid digestion method with AA finish (ALS Method Code OG62). Samples with silver values between 1,500 ppm and 10,000 ppm, are fire assayed by gravimetric finish on a 30 g sample pulp (ALS Method Code Ag-GRA21). Gold is fire assayed with AA spectroscopy finish on a 30 g sample pulp (ALS Method Code AuAA23). Gold over-limit values (>10 ppm) are reanalyzed by fire assay with gravimetric finish (ALS Method Code Au-GRA21).

Bulk Density

Drill core samples were submitted to ALS for bulk density determinations using the water displacement method on wax coated core (Code OA-GRA09A). In 2021, 153 samples were submitted from Napoleon core and 98 samples from Tajitos core. The average SG is 2.61 g/cc.

11.2.3 Data Management

Data are verified and double-checked by senior geologists on site for data entry verification, error analysis, and adherence to strict analytical quality-control protocols.

It is the QP's opinion that the sampling methods, preparation, and security are consistent with accepted industry practices.

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11.3 Quality Assurance/Quality Control

QA/QC programs are typically set in place to ensure the reliability and trustworthiness of the exploration data. They include written field procedures and independent verifications of drilling, surveying, sampling, assaying, data management, and database integrity. Appropriate documentation of quality-control measures and regular analysis of quality-control data are essential for the Project data and form the basis for the quality-assurance program implemented during exploration.

Analytical control measures typically involve internal and external laboratory control measures implemented to monitor the precision and accuracy of the sampling, preparation, and assaying. They are also essential to prevent sample mix-up and monitor the voluntary or inadvertent contamination of samples. Assaying protocols typically involve regular duplicate and replicate assays and insertion of quality-control samples.

Check assaying is typically performed as an additional reliability test of assaying results. These checks typically involve re-assaying a set number of rejects and pulps at a second umpire laboratory. Vizsla Silver does not currently conduct check assaying, this is recommended for future exploration programs.

11.3.1 Core Sampling

Vizsla Silver's QA/QC program comprises the systematic insertion of certified reference materials (CRMSs), blanks, field, and preparation duplicates. Approximately one of seven samples submitted have been QA/QC samples. In summary, 1,188 blanks, 1,019 CRMs, 533 field duplicate pairs, and 525 preparation duplicate pairs have been submitted (Table 11-1) as of December 1, 2021. Preparation duplicates are currently analyzed by ALS, it is recommended that these samples ("same-pulp check assays) be forwarded to a different laboratory to provide a measure of the accuracy of the initial assay determination.

Table 11-1: QA/QC Sample Statistics for Core Sampling Programs

Standards	Blanks	Field Duplicates	Preparation Duplicates
1,019	1,188	533 duplicate pairs	525 duplicate pairs

Certified Reference Material

Nine CRMs (Table 11-2) have been used to-date in the course of the Panuco Project drill program: multi-element standards from CDN Resource Laboratories in Langley, B.C. (CDN-ME-1704, CDN-ME-1802, CDN-ME-1804, CDN-ME-1806, CDN-ME-1901, CDN-ME-1902, CDN-ME-1903), and gold-silver standard SN97 from Rocklabs in Auckland, New Zealand. The means and standard deviations (SD), and warning and control limits for standards are established as per the sampling program described in Section 11.2.

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Table 11-2: Certified Reference Materials

Standard	Au (g/t)		Ag (g/t)		Pb (%)		Zn (%)
	Mean	SD	Mean	SD	Mean	SD	Mean	SD
CDN-ME-1704	0.995	0.44	11.6	0.65	0.049	0.0015	0.80	0.02
CDN-ME-1802	1.255	0.033	75	2.2	2.60	0.045	6.11	0.145
CDN-ME-1803	1.308	0.034	46	1.5	1.21	0.02	2.82	0.05
CDN-ME-1804	1.602	0.046	137	3.5	4.33	0.095	9.94	0.22
CDN-ME-1806	3.425	0.12	371	5.0	5.89	0.135	14.0	0.21
CDN-ME-1901	7.85	0.185	373	8.5	2.56	0.055	2.89	0.055
CDN-ME-1902	5.38	0.21	349	0.085	2.20	0.05	3.66	0.125
CDN-ME-1903	3.035	0.121	180	5.5	1.06	0.02	1.75	0.035
SN97	9.026	0.2	53.1	1.9	n/a	n/a	n/a	n/a

Shewhart charts that plot concentration versus sample sequence with warning and failure limits are presented below (Figure 11-2 to Figure 11-9). Warning limits are indicated by a Z-score of ±2 SD, and control limits are indicated by a Z-score of ±3 SD. The Shewhart chart for gold and silver identified failures at ±3 SD. Vizsla Silver took corrective actions by reassaying the affected batches. A greater frequency of failures was noted associated with CDN-ME-1901, Vizsla Silver decided to discontinue use of the CRM.

Figure 11-2: Shewhart Chart for Gold-Animas (2021)

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Figure 11-3: Shewhart Chart for Silver-Animas (2021)

Figure 11-4: Shewhart Chart for Gold-Cordon del Oro (2021)

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Figure 11-5: Shewhart Chart for Silver-Cordon del Oro (2021)

Figure 11-6: Shewhart Chart for Gold-Napoleon (2021)

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Figure 11-7: Shewhart Chart for Silver-Napoleon (2021)

Figure 11-8: Shewhart Chart for Gold-Tajitos (2021)

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Figure 11-9: Shewhart Chart for Silver-Tajitos (2021)

The Shewhart charts for lead and zinc in standards indicate that less than 1% of samples were outside the warning and control limits.

Blank Material

Blank samples comprising obsidian from sources in Jalisco were inserted into the sample stream in the field to determine the degree of sample contamination after sample collection, particularly during the sample preparation process. Review of the analytical results from the blank samples indicates that 97% of the blank samples in the drill core sample stream returned uniformly low values in all elements of interest.

Duplicate Material

Figure 11-10 to Figure 11-13 illustrate the variability in precision for silver field duplicate samples. As illustrated in these scatter plots for field duplicates the poor precision in field duplicates is influenced by multiple duplicate-pairs. Poor results were observed for Animas (Au, Pb and Zn), Napoleon (Au, Pb) and for Tajitos (Au). The same-pulp check assays confirmed consistently good accuracy.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Figure 11-10: Scatter Plot for Core Field Duplicates-Silver (Napoleon)

Figure 11-11: Scatterplot for Core Field Duplicates-Silver (Tajitos)

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Figure 11-12: Scatterplot for Core Field Duplicates-Silver (Animas)

Figure 11-13: Scatterplot for Core Field Duplicates-Silver (Cordon del Oro)

Thus far, the precision of duplicates with respect to lead and zinc is better than the precision of gold and silver. Both lead and zinc have good precision in preparation duplicates and fair precision in field duplicates

The precision of the field and preparation duplicates should continue to be monitored as the drill program progresses.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

11.3.2 Summary

Thus far with respect to gold, lead, and zinc, the precision of preparation duplicates is fair and acceptable, while the precision of field duplicates is poor. The precision of field and preparation duplicates with respect to silver is poor. The poor precision with respect to silver is due to the uneven distribution of mineralization, similar to the "nugget effect" in gold, and potentially to sample size. Care should continue to be taken to avoid sampling bias by marking samples that as evenly as possible bisect veins. At the site visit, TMAC recommended that the logging geologists mark a line for core sampling and that has been implemented by Vizsla Silver. Monitoring of precision should be continued, and may require the use of larger sample sizes such as split, as opposed to quartered, PQ core.

No evidence of contamination was noted in blank samples, and the systematic insertion and monitoring of blank samples should be continued. In particular, based on the rock sampling results, additional blank samples are inserted following suspected higher-grade mineralization.

Review of standard samples indicated a limited number of samples that fell outside of control limits; however, batches with failures were reanalyzed and the updated assays inserted in the database.

It is the QP's opinion that the sampling methods, preparation, and security are consistent with accepted industry practices and of suitable quality to support the 2022 Mineral Resource estimate as reported in Section 14.

11.4 Sample Storage and Security

All exploration samples taken were collected by Vizsla Silver staff. Chain of custody (COC) of samples was carefully maintained from collection at the drill rig to delivery at the laboratories to prevent inadvertent contamination or mixing of samples, and rendering active tampering as difficult as possible.

The core is stored at the core-logging facilities in Concordia under a roof to preserve its condition. The area is fenced and guarded by security. The plastic boxes containing the core boxes are properly tagged with the corresponding drilling information and stored in an organized way and under acceptable conditions.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

12 Data Verification

TMAC conducted data verification during the Mineral Resource estimate. This included the built-in checks associated with importing data into GEMS, random checks of database assays compared with assay certificates, and review of the QA/QA performance (Section 11). The data verification was supported by the site visit conducted between September 28, 2021 to October 1, 2021 (TMAC, 2021). Exploratory data analysis, as discussed in Section 14, is an additional component of the data verification process.

12.1 Site Visit

Tim Maunula, P.Geo., conducted a site visit to the Panuco Project between September 28, 2021 to October 1, 2021. Mr. Maunula was accompanied on his site visit by Martin Dupuis, Vice President of Technical Services (Vizsla Silver) and Steve Blower of Vice-President of Exploration (Vizsla Copper Corp.). Also Mr. Maunula had interaction at the site with the following Vizsla Silver personnel: Hernando Rueda, Carlos Beltran, Manuel Gayon and Zabdiel Salcido.

The site visit activities included:

  Review of methodology in support of drill-hole logging, sampling, and QA/QC

  Confirmation of the drill logs and sampling.

  Review of drill sites.

12.1.1 Diamond Drilling

Vizsla Silver generally orients the drill holes to test structures perpendicular to their strike. Drill holes are started with PQ diameter core and reduced to HQ and, if necessary, NQ diameter. Trimble differential GPS and Total Station survey drill-hole collars. Downhole orientations of drill-hole azimuth, inclination and total magnetic field are recorded by a Devico survey instrument at 21 m to verify the drill-hole azimuth and every 50 m downhole thereafter.

Drill Sites

Diamond drilling at Panuco Project is conducted by Mexican diamond drilling contractors Bylsa Drilling (Figure 12-1) and Maza Drilling.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Figure 12-1: Bylsa Drilling Portable Drill Set-up

Collar Locations

TMAC used a Garmin GPSmap 60CSx to verify GPS locations in the Vizsla Silver database. The drill-hole collars are marked with a white plastic PVC pipe set in cement. The collar identification is written on the PVC pipe and in the cement if feasible.

The collar Northing and Easting coordinates (Table 12-1) as reported by Vizsla Silver and TMAC were on average within 10 m.

Table 12-1: GPS Coordinate Verification

Drill Hole	Vizsla Silver			TMAC
	Easting	Northing	Elevation	Easting	Northing	Elevation
CS-20-06	404284.3	2586955.6	561.8	404287.0	2586955.0	571.0
CS-21-77	404504.0	2587123.0	549.0	403539.0	2587053.0	537.0
NP-21-104	403504.3	2587179.0	448.1	403500.0	2587185.0	445.0
NP-21-149	403515.0	2587021.0	449.0	403517.0	2587020.0	441.0
NP-21-168	403503.0	2586975.0	448.0	403499.0	2586976.0	429.0
NP-21-191	403711.0	2586773.0	445.0	403699.0	2586782.0	458.0

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

A GPS problem was encountered with the collar coordinate for NP-21-90. TMAC did not have the collar surveys in the field, so the error was not noted in the field. Vizsla Silver subsequently reconfirmed the collar location.

Logging and Sampling

Panuco's facilities. in Concordia (Sinaloa), are used for geotechnical logging, geological logging, and core sampling.

Drill core for Drill Holes CS-21-21B, CS-20-06, CS-21-18, and NP-20-54 was reviewed. A review of the lithology, mineralization and sampling was carried out and compared with the drill log printouts. The review generally matched the drill log, and no notable discrepancies were identified.

Drill plans and sections were reviewed in the core shack. The priority is to maintain current drill plans and sections to confirm consistency in the logged geological units and facilitate logging of mineralized zones.

Figure 12-2: Core Logging Facilities in Concordia

Core splitting methodology and facilities were reviewed. Figure 12-3 illustrate the core splitting facilities. The core orientation for sampling is currently selected by the core splitter. It is recommended that a line be drawn by the logging geologist to guide core splitting.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Figure 12-3: Core Splitting Facilities

Quality Assurance/Quality Control

Standard Reference Material (SRM) is available for different grade ranges and stored in the core logging facility. The SRM is selected based on the estimated grade of mineralization in the drill hole. Blank Material is inserted after identified visible gold intervals. The Prep Lab is instructed to clean crusher with silica when the logger identifies high grade. Field duplicates are collected for check assaying.

Sample tags are stapled in the core box at the sample location. The type of QA/QC sample (including the specific SRM if appropriate) and drill-hole number are included on the tag in the box.

12.1.2 Check Samples

A total of nine quarter-sawn check core samples were collected by TMAC from the mineralized intervals within Drill Hole NP-20-42. The samples were split and bagged under the supervision of TMAC. Custody was maintained by TMAC until delivery to the courier in Mazatlán.

The same sample numbers as the original sample numbers were used for the check samples with the letter "T" appended to identify these check samples. Blank Material and Standard Reference Material CDN-ME-1903 were included in the batch.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

The samples were submitted to ALS Canada Ltd., which is the same laboratory used by Vizsla Silver. The sample preparation and analytical procedures were the same as those used by Vizsla Silver. The assay certificate, ZA21266832, was issued on October 31, 2021 to TMAC and Vizsla Silver. In general, there is good agreement between the two samples and no anomalous grades were identified. Figure 12-4 illustrates a graphical comparison of the silver assays.

Table 12-2: Check Sample Grades

Vizsla Silver				TMAC Quarter Sawn
Ag_ppm	Au_ppm	Pb_ppm	Zn_ppm	Ag_ppm	Au_ppm	Pb_ppm	Zn_ppm
20.1	0.292	588	5,510	14.8	0.228	526	1,690
464.0	3.790	5,860	41,800	460.0	2.550	8,470	45,300
122.0	0.677	1,785	4,230	74.8	0.282	1,160	3,490
243.0	1.880	8,380	9,700	262.0	1.730	5,960	8,100
70.5	0.628	4,900	6,700	60.2	0.416	3,920	6,510
197.0	1.225	8,460	29,600	172.0	1.125	7,720	16,500
182.0	2.770	10,600	24,000	196.0	1.470	12,450	29,200
46.3	10.500	825	7,540	76.1	12.450	2,190	9,940
99.3	0.738	1,605	2,740	58.9	0.498	1,700	3,470
5.0	0.035	60	260	1.8	0.067	85	242
180.0	3.035	10,600	17,500	182.0	2.910	10,350	17,200

Figure 12-4: Check Sample Grade Comparison for Ag

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

12.1.3 Site Visit Observations

The following observations were made during this site visit:

  Covid-19 was addressed during site induction including rapid antigen testing. Other protocols were noted to minimize effect of Covid-19.

  Mineralization can be visually identified and facilitate sampling.

  Reconciliation between logged VOID and mined out areas is recommended.

  Recommend collection of additional density samples to characterize mineralization and host lithologies.

12.2 Database Verification

TMAC completed data verification of the assay grades for 22 drill holes compared with the associated assay certificates. This was approximately 5% of the drilling conducted in 2020 and 2021. TMAC did not identify any material issues and data was found to match the original lab certificates.

12.3 Conclusions

On completion of the data verification process, it is the QP's opinion that the geological data collection and QA/QC procedures used by Vizsla Silver are consistent with standard industry practices and that the database is of suitable quality to support the 2022 Mineral Resource estimate, as reported in Section 14.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

13 Mineral Processing and Metallurgical Testing

13.1 Introduction

A metallurgical test program was developed on drill core samples taken from the Napoleon vein to support the project evaluation. The testwork was carried out from August 2021 to January 2022 by ALS in Kamloops, B.C.

The testwork was performed to characterize the mineralization chemically and mineralogically, as well as to test various flowsheets and methods for concentration and extraction of metals. The testwork program undertaken included:

  Chemical and mineralogical analysis of the feed samples

  Preliminary comminution test

  Investigation of metal pre-concentration through flotation

  Investigation of cyanidation leaching for the whole ore and bulk concentrates from flotation tests

  Study of gold and silver gravity concentration.

These tests provided a basic understanding of the response from the samples to the test program and will allow for process options to be further evaluated in future work.

13.2 Test Samples

The core drill sample used in the testing program consisted of 330 kg from 108 half-HQ drill core intervals selected from six mineralized drill holes. The rationale for sample selection considered primary lithologies, spatial coverage and representation, contiguous mineralization, distribution of grade, and potential dilution. The selected mineralized drill holes were within the area of potentially minable material and are believed to be representative of the mineralization with a cut off grade of 127 g/t Ag and 2.77 g/t Au.

A total of 11 composite samples were prepared from the drill core and used in the metallurgical testwork. The weights and intervals used to prepare those composites are presented in Table 13-1.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Table 13-1: Composite Construction

Sample Name	Interval (m)		Weight (kg)
	From	To	Minus Six Mesh (3.35 mm)	Coarse
Composite A	67	74.5	13.7	9.1
Composite B	181.5	201.4	21.5	10.5
Composite C	107.8	111.7	7.5	5.0
Composite D	74.5	77.3	5.4	3.6
Composite E	87.5	91.5	7.7	5.1
Composite F	128.9	135.3	13.2	8.8
Composite G	51.0	78.4	24.1	16.1
Composite H	46.1	51	7.1	4.7
Composite I	84.6	87.5	6.0	4.0
Composite J	87.1	95.1	15.7	10.4
Composite K	-	-	28.5	0.0

40% of these composites was set aside as coarse 0.75-inch material while the remaining 60% of the composite mass was crushed to minus 6 mesh (3.35 mm) for metallurgical testing and rotary split into 2 kg test charges.

The materials used in the comminution test were called grindability composite, Master Composite, and composite G, and prepared according to weights shown in Table 13-2.

Table 13-2: Composition Weights for Each Sample Used in the Comminution Tests

Comminution Material	Composite	Weight (kg)
Grindability Composite	Composite A	4.0
	Composite B	5.4
	Composite C	1.9
	Composite D	1.4
	Composite E	1.7
	Composite F	3.4
	Composite H	1.8
	Composite I	1.4
	Composite J	4.0
Master Composite	Composite A	5.0
	Composite B	15
	Composite D	5.0
	Composite F	5.0
	Composite G	10
	Composite I	5.0
	Composite K	20
Composite G	Composite G	-

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

13.3 Comminution

Comminution testing was completed on the grindability composite, Master Composite, and composite G, and included the following tests:

  Bond rod mill work index (BRWi)
  Bond abrasion index
  Bond ball mill work index (BBWi).

Table 13-3 displays a summary of the comminution testing completed. The grindability composite measured an abrasion index of 0.599, which indicates that the sample is abrasive. Therefore, the mill media and lining would be expected to have increased wear.

Table 13-3: Comminution Test Results

Test	Bond Abrasion Index	BRWi (kWh/t)	BBWi (kWh/t)
Composite
Grindability Composite	0.599	15.0	-
Composite G	-	15.4	-
Master Composite	-	-	16.8

Bond rod mill work index tests completed on the grindability composite and Composite G measured about 15 kWh/t. This would describe the samples as average hardness for grinding in a rod mill. The Bond ball work index measured approximately 17 kWh/t for the Master Composite would describe the sample as hard for grinding in a ball mill.

13.4 Mineralogy and Feed Analysis

The mineral contents of the Master Composite, Composite G, and the grindability composite were measured using Quantitative Evaluation of Materials by Scanning Electron Microscopy (QEMSCAN) Particle Mineral Analysis Protocols; results are shown in Table 13-4.

Table 13-4: Mineral Content for Grindability Composite, Master Composite and Composite G

Mineral	Content (%)
	Grindability Composite	Master Composite	Composite G
Copper Sulphides	0.3	0.3	0.1
Galena	0.5	1.5	0.5
Sphalerite	1.3	1.6	2.0
Pyrite	2.9	3.5	2.0
Iron oxides	0.8	1.2	1.1
Quartz	69.2	68.1	74.3
Feldspars	19	14.2	15.7
Chlorite	2.3	3.7	1.3

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Mineral	Content (%)
	Grindability Composite	Master Composite	Composite G
Micas	1.3	2.2	1.4
Calcium carbonates	1.0	2.3	0.7
Fluorite	-	0.2	-
Others	1.6	1.0	0.9

Sulphide minerals were primarily measured as pyrite, sphalerite, galena, and copper sulphides. The copper sulphides were measured mainly as chalcopyrite, with lower amounts of chalcocite/covellite and bornite. Between 68% and 74% of the samples were measured as quartz, which likely contributes to the abrasiveness of the material. Felspars estimated between 14% and 19%, and most of the remaining non-sulphide gangue minerals were chlorite, micas, and calcium carbonates. Fluorine-bearing fluorite was detected in all samples, but only quantified for the Master Composite at 0.2%.

Multi-element analysis, including gold, silver, and sulphur, was performed on the composites A to K inclusive, the grindability composite, Master Composite, and composite G and are presented in Table 13-5.

Table 13-5: Chemical Content of the Composites

Composite	Cu (%)	Pb (%)	Zn (%)	Fe (%)	Ag (g/t)	Au (g/t)	Cd (g/t)	As (g/t)	S (%)
Composite A	0.06	0.27	>1	2.6	148	1.20	88.9	54.4	1.98
Composite B	0.10	0.30	0.94	3.3	23	4.05	77.0	35	2.08
Composite C	0.08	0.27	>1	1.7	27	1.06	107.5	26.5	1.61
Composite D	0.02	0.40	0.38	3.3	183	0.78	21.4	44.4	1.46
Composite E	0.27	0.35	0.45	2.5	109	0.88	30.4	52.6	1.68
Composite F	0.20	0.75	>1	3.7	155	1.88	129.5	52.9	3.26
Composite G	0.07	0.49	1.23	2.5	72	2.40	131.5	28.9	1.78
Composite H	0.02	0.23	0.27	3.5	223	2.72	28.3	24.4	0.95
Composite I	0.03	>1	>1	2.0	320	0.71	173.5	34.7	2.03
Composite J	0.04	0.08	0.25	3.1	53	0.90	15.8	26.4	1.21
Composite K	0.21	>1	>1	2.3	208	3.26	-	-	2.72
Grindability Composite	0.09	0.41	0.84	2.6	-	-	-	-	1.95
Master Composite	0.13	1.09	1.05	2.5	123	3.10	-	-	2.37

Silver and gold were the primary metals of economic interest in the samples, with silver assaying between 23 and 320 g/t and gold assaying between about 0.7 and 4 g/t. The Master Composite assayed about 123 g/t Ag and 3.1 g/t Au.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Lead and zinc levels in the Master Composite were both approximately 1.1%, showing their predominance after iron. Sulphur measured between about 1.0% and 3.3% in the composites and is associated with primarily iron sulphides, but also with lead, zinc, and copper sulphide minerals.

13.5 Metallurgical Testwork

Metallurgical testwork included gravity concentration, bulk and sequential flotation producing bulk, zinc, and pyrite concentrates, whole ore cyanidation leaching, and cyanidation of the bulk and pyrite concentrates.

13.5.1 Gravity Testing

A single gravity concentration test was completed using a 2 kg charge of the Master Composite, ground to 80% passing (K80) 63 µm. This test was completed using a laboratory Knelson gravity concentration unit with a 100 g cone, followed by panning of the Knelson concentrate to reduce mass recovery. Table 13-6 displays a summary of the gravity test results.

Table 13-6: Gravity Test Results

Product	Weight %	Assay (%)			Assay (g/t)		Distribution Percent (%)
		Pb	Zn	S	Ag	Au	Pb	Zn	S	Ag	Au
Pan Concentrate	0.6	24.8	2.87	39.1	2670	122	12.8	1.6	10	11.9	25.7
Pan Tail	3	5.75	3.68	14.6	770	13.3	14.8	10.2	18.6	17.2	14
Knelson Tail	96.4	0.87	0.98	1.73	98	1.77	72.5	88.2	71.4	70.9	60.3

Approximately 40% of the gold was recovered to the Knelson concentrate, and 25.7% of gold was recovered to the pan concentrate, at a 0.6% mass recovery. About 11.9% of the silver and 12.8% of the lead was also recovered to the pan concentrate along with 10% of the sulphur. Silver may be associated with the lead-bearing galena or may be reporting to the gravity concentrate with the galena due to similar specific gravities.

Usually, a scale up factor of 2/3 is commonly quoted to represent the appropriate discount to apply to the GRG value to account for the inefficiency of the plant separation by comparison to the lab test

13.5.2 Flotation

Rougher Testing-Sequential Flotation (Bulk-Zinc-Pyrite Rougher Flotation)

Composite G and Master Composite samples with sizes between 43 and 140 µm were studied by bulk rougher, zinc rougher, and pyrite rougher flotation. Figure 13-1 displays a block diagram for the rougher sequential flotation testing.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Figure 13-1: Block Diagram for Rougher Sequential Flotation Testing

Zinc sulphate and sodium cyanide were utilized as depressants for sphalerite and pyrite in the bulk flotation. Copper sulphate was used as an activator for sphalerite in the zinc circuit. The dithiophosphinate, 3418A, was used as the collector in the bulk circuit. In contrast, sodium isopropyl xanthate (SIPX) was used as the collector in the zinc/pyrite circuits, lime was used as the pH modifier, and methyl isobutyl carbinol (MIBC) was used as frother. Conditions used in this testing are summarized in Table 13-7.

Table 13-7: Test Conditions

Stage	pH	Redox mV	Reagent Addition (g/t)
			Lime	ZnSO4	NaCN	3418A	CuSO4	SIPX
Conditioning GRIND	8.2 to 9.1	−552 to 203	50 to 200	30 to 120	10 to 40	3	-	-
Bulk rougher	9 to 9.3	−620 to 146	200 to 100	-	-	-	-	-
Zinc Conditioner	11	−60 to 35	225 to 800	-	-	-	150	-
Zinc Rougher	11	−74 to 52	-	-	-	-	-	3
Pyrite Rougher	9.6 to 10.8	−34 to 75	-	-	-	-	-	10

The primary effect of coarsening from the primary grind size of K80 43 to 140 µm was measured in the silver and gold recoveries. The results are presented in Table 13-8 and are plotted in Figure 13-2.

Table 13-8: Master Composite Recoveries as a Function of Primary Particle Grind Size

Particle Grind Size (µm)	Recovery (%)
	Ag	Au
43	94.8	93.9
63	95.3	91.4
93	91.5	87.8
140	89.3	83.6

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Figure 13-2: Master Composite Rougher Flotation Recoveries as a Function of a Primary Grind Size

Gold recovery is impacted by the increased primary grind size more so than silver as it is displaying a steeper decline trend; the overall decrease in recovery between finest particle size of 43 µm and coarsest particle size of 140 µm being 10%.

The silver recoveries are also declining with the increase in the primary grind; however, overall decrease in recoveries between the finest and coarsest particle size is only 5%. The slight "bump" in the silver recovery curve could be likely attributed to an assaying error.

The increase in the primary grind size has also caused decrease in the silver and gold recovery in the composite G sample. Effect of particle grind size on the rougher flotation recovery was presented in Table 13-9 and plotted in Figure 13-3.

Table 13-9: Composite G Recoveries as a Function of Primary Particle Grind Size

Particle Grind Size (µm)	Recovery (%)
	Ag	Au
45	93.2	93.0
78	83.9	88.8
133	81.1	84.3

Unlike Master Composite, the silver recoveries for the composite G have shown steeper decline trend, especially between the particle sizes of 45 µm and 78 µm, respectively, where silver recovery has declined by 12%.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Figure 13-3: Composite G Rougher Flotation Recoveries as a Function of a Primary Grind Size

Cleaner Testing-Sequential Flotation (Bulk-Zinc-Pyrite)

A series of batch cleaner tests were completed using the Master Composite, producing bulk and zinc cleaner concentrates. Figure 13-4 displays a block diagram for the cleaner testing-sequential flotation (bulk-zinc-pyrite.

Figure 13-4: Block Diagram for Cleaner Testing-Sequential Flotation (Bulk-Zinc-Pyrite)

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Tests were completed using a K80 63 µm primary grind size fraction. Conditions used in this testing are summarized in Table 13-10.

Table 13-10: Conditions for Cleaner Testing

Stage	pH	Redox	Reagents addition (g/t)
		mV	Lime	ZnSO4	NaCN	3418A	CuSO4	SIPX
Conditioning Grind	8.8 to 8.9	129 to 209	200	60	20	-	-	-
Bulk Rougher	9 to 9.2	80 to 190	-	-	-	3	-	-
Bulk Regrind	8.4 to 9.8	83 to140	50	30 to 60	10 to 20	-	-	-
Bulk Cleaner	9 to 9.4	77 to 133	0 to 10	-	-	2	-	-
Bulk Cleaner Scavenger	8.7 to 9	108 to 137	-	-	-	2	-	-
Zinc Conditioner	11 to 11.1	−70 to −43	550 to 715	-	-	-	150	-
Zinc Rougher	11	−64 to −7	-	-	-	-	-	3
Zinc Regrind	10.6 to 11.4	−62 to 15	100 to 200	-	-	-	75	-
Zinc cleaner	11 to 11.3	−66 to 61	0 to 100	-	-	-	-	3
Pyrite rougher	10.6 to 10.8	108 to 137	-	-	-	-	-	10

Two regrind sizes of 19 µm and 24 µm, respectively, were selected to investigate the effect of the regrind particle size on the metal recoveries and these results were tabulated along with the case where there was no regrinding of the rougher concentrate. The results from this testwork are presented in Table 13-11 and plotted in Figure 13-5.

Table 13-11: Metal Recoveries in the Bulk Cleaner Concentrate as a Function of the Regrind Particle Size

Regrind Particle Size (µm)	Recovery (%)				Grade (% or g/t)				Impurities (g/t)
	Pb	Zn	Ag	Au	Pb	Zn	Ag	Au	As	Sb	Hg	Cd
19	83.5	8.7	68.1	74.3	58.4	5.7	5,550	134	-	-	-	-
24	88.8	12.6	68.8	77.5	54.5	6.9	4,260	111	10	9	1	537
63 (No regrinding)	83.8	7.8	57	76.7	60.3	5.6	4,360	152	9	9	<1	489

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Figure 13-5: Effect of the Regrind Particle Size on the Metal Recoveries in the Bulk Cleaner Concentrate

With regrinding of the bulk rougher concentrate to about K80 19 µm, approximately 83% of the lead, 68% Ag, and 74% Au were recovered to the bulk concentrate. Increasing the depressant in the bulk regrind resulted in a slightly higher concentrate lead grade but significantly reduced silver recovery.

Without regrinding, high silver losses were recorded in the bulk cleaner circuit. Lead grade in the bulk concentrate was 47%, while zinc grade in the zinc concentrate was 48%.

Additionally, cleaner concentrates were analyzed, and the grades are presented in Table 13-12.

In the zinc circuit, regrind discharge sizes ranged between K80 30 µm and 36 µm. Zinc concentrates comprised about 56% Zn at the finest size and consisted of 71% Zn, 7% Ag, and 10% Au. This was relatively unchanged at the coarser regrind size; however, silver and gold recoveries were reduced because these metals were mainly recovered in the bulk circuit for those tests. Circulating the bulk cleaner scavenger tailing to the zinc rougher conditioner resulted in higher zinc recoveries at a lower zinc grade. About 77% of the zinc, 10% of the silver, and 6% of the gold were recovered to the zinc concentrate, which measured about 54% Zn.

Table 13-12: Metal Recoveries in the Zinc Cleaner Concentrate as a Function of the Regrind Particle Size

Regrind Particle Size (µm)	Recovery (%)				Grade (% or g/t)				Impurities (g/t)
	Pb	Zn	Ag	Au	Pb	Zn	Ag	Au	As	Sb	Hg	Cd
30	1.6	71.5	7.7	10.0	1.4	56.3	710	20	-	-	-	-
31*	2.8	77.2	10.0	6.4	2.2	53.6	780	12	50	10	3	4,027
33	1.3	63.4	7.2	6.5	1.1	56.9	690	16	40	10	2	4,778
36	1.4	70.5	7.0	6.8	1.2	56.2	692	15	-	-	-	-

Note: * Recirculation of bulk cleaner scavenger tails stream

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Combined silver and gold recoveries to the bulk and zinc concentrates were 79% and 84%, respectively. About 6% of the silver, 3% to 4% of the gold and 4% to 6% of the feed mass were recovered to the pyrite rougher concentrate. This product assayed about 1.8 to 2.9 g/t Au and between 124 and 210 g/t Ag.

In the bulk cleaner concentrates, silver measured between 4,260 and 4,360 g/t and gold between 111 and 152 g/t. The zinc cleaner concentrates showed between 690 and 780 g/t Ag and between 11.6 and 16 g/t Au.

Zinc concentrate at the 30 µm regrind size had a 56.3% Zn grade with the 71.5% Zn, 7.7% Ag, and 10% Au recoveries, respectively. The zinc and other metal grades were relatively unchanged with the coarser regrind size; however, silver and gold recoveries were lower because these metals were mainly recovered in the bulk circuit.

Recirculation of the bulk cleaner scavenger tails stream to the zinc rougher conditioner resulted in higher zinc recoveries at a lower zinc grade. Combined silver and gold recoveries to the bulk and zinc concentrates were 79% and 84%, respectively.

Elevated levels of cadmium, which may incur smelter penalties, were present in the assayed zinc cleaner concentrates.

Zinc flotation circuit tails were subjected to rougher pyrite flotation under conditions described in Table 13-10 to maximize precious metal recoveries. Results from this testwork are presented in Table 13-13.

Table 13-13: Metal Recoveries in the Rougher Pyrite Concentrate

Bulk Cleaner Concentrate Regrind Particle Size (µm)	Cleaner Zinc Concentrate Regrind Particle Size (µm)	Recovery (%)			Grade (% or g/t)
		Fe	Ag	Au	Fe	Ag	Au
19	36	31.1	5.9	3.9	18.5	160	2.4
24	30	29.9	5.7	4.1	17.6	148	2.3
24	31	31.4	6.4	4.1	15.1	124	1.8
63 (no regrinding)		29.6	6.4	3.4	21.4	210	2.9

Approximately an additional 6% of the silver and 4% of gold and was recovered to the pyrite rougher concentrate. This product assayed about 1.8 to 2.9 g/t Au and between 124 and 210 g/t Ag.

Rougher Testing-Bulk Flotation

Two rougher test batches were completed using the Master Composite material at a nominal K80 63 µm primary grind size. The tests were completed at a natural pH, using SIPX as the collector, MIBC as the frother, and copper sulphate as an activator. Table 13-14 displays the conditions used in the bulk rougher flotation tests.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Table 13-14: Bulk Rougher Flotation Test Conditions

Stage	pH	Redox (mV)	Reagent dosage (g/t)
			SIPX	CuSO~~4~~
Conditioning Grind	8.4	−334 to −93	-	150 to 300
Rougher	8.4 to 8.5	−403 to 117	15 to 30	0 to 300

One product rougher flotation test was performed using 4 kg of the Master Composite ore ground to a nominal K80 63 µm primary grind size and one additional rougher flotation under the same conditions apart form the collector/copper sulphate addition which was doubled. The results from these tests are presented in Table 13-15.

Table 13-15: Bulk Rougher Flotation Test Recoveries

Collector (CuSO4) Addition (g/t)	Mass Recovery (%)	Recovery (%)			Grade (% or g/t)
		Fe	Ag	Au	Fe	Ag	Au
150	11.6	89.1	90.7	87.9	18.1	1,043	21
300	14.3	95	93.7	88.4	16.1	804	16

The increase in the reagent addition resulted in a higher sulphur recovery, which may be a result of improved zinc/sphalerite activation. As a result, there was a slight increase in silver and mass recovery but no change in gold recovery.

Figure 13-6 shows silver, gold, and sulphur recoveries of the rougher flotation.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

(a)	(b)
(c)

Figure 13-6: Rougher Bulk Flotation Recoveries for (a) Silver, (b) Gold, and (c) Sulphur

Cleaner Testing-Bulk Flotation

Two batch cleaner tests were carried out with the Master Composite material. Table 13-16 presents the conditions used in the tests.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Table 13-16: Cleaner Testing-Bulk Flotation Conditions

Stage	pH	Redox mV	Reagent Dosage (g/t)
			SIPX	CuSO4
Conditioning Grind	8.3	−450 to −263	-	300
Rougher	8.0 to 8.4	−463 to 175	30	300
Cleaner Regrind	8	−110	-	150
Cleaner	8.0 to 8.4	−132 to 122	5 to 20	-

The results from the batch cleaner tests are presented in Table 13-17.

Table 13-17: Cleaner Testing-Bulk Flotation Results

Test	Grade			Recovery (%)
	Ag (g/t)	Au (g/t)	S (%)	Ag	Au	S
Concentrate after Bulk Flotation	1,742	39.5	34.0	87.4	86.1	88.0
Concentrate after Bulk Flotation with Regrind	1,888	45.3	36.7	86.6	85.8	82.3

Without regrinding, at a nominal particle grind size of K80 63 µm, a bulk concentrate measuring 1,742 g/t Ag, 40 g/t Au, and 34% S was produced, with the 87% Ag and 86% Au recoveries, respectively.

Addition of a regrind stage (at K80 31 µm particle size), have resulted in the increased concentrate grades of 1,888 g/t Ag, 45 g/t Au and 37% S, respectively.

In summary, the overall bulk recovery values for gold and silver were similar to those measured in sequential flotation, which recovered about 79% of the silver and 84% of the gold to the combined bulk and zinc concentrates, with a further 6% of the silver and 4% of the gold recovered to the pyrite rougher concentrate as described above in Cleaner Testing-Sequential Flotation (Bulk-Zinc-Pyrite).

13.5.3 Whole Ore Cyanidation Leaching Test

Two whole ore bottle roll cyanidation leach tests were completed on the Master Composite at a nominal K80 63 µm primary grind size. The leaches were run for 48 hours, at pH 11, at 33 weight percent solids, and with oxygen sparging at each sampling interval. The first test was carried out using 2,000 ppm NaCN. The second test was completed using 3,000 ppm NaCN and with extensive pre-aeration due to high cyanide consumption and initial oxygen starvation in the first test.

Table 13-18 presents the results for the leaching tests with and without pre-aeration. Gold extraction was faster with pre-aeration. About 90% of the gold was extracted to the leach liquor over 24 hours, increasing to about 93% after 48 hours. Silver extraction was slower, measuring about 82% after 24 hours, increasing to 87% after 48 hours.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Table 13-18: Results and Conditions Used in the Whole Ore Cyanidation Tests

Leaching test	NaCN Concentration (ppm)	Au Grade (g/t)		Ag Grade (g/t)		Extraction (%)		Reagent Consumption (kg/t feed)
		Feed	Residue	Feed	Residue	Au	Ag	NaCN	Lime
Pre-aeration	2,000	2.85	0.21	137	30	92.6	78.3	6.44	0.51
No pre-aeration	3,000	2.76	0.20	128	17	92.8	86.7	2.52	0.77

Gold and silver extractions were low in the first 6 hours without pre-aeration due to oxygen starvation. Approximately 91% of the gold was extracted after 24 hours, increasing to 93% after 48 hours. Silver extraction was 72% after 24 hours and 78% after 48 hours without pre-aeration.

Sodium cyanide consumptions were notably higher in the initial 6 hours of cyanidation without pre-aeration. About 6.4 kg/t NaCN feed was consumed over 48 hours in the test without pre-aeration compared to 2.5 kg/t feed for the test with pre-aeration, despite a higher sodium cyanide concentration being used. Additional leaching testwork as recommended in the recommendation section will be needed to optimize the sodium cyanide consumption.

Lime consumptions were lower without pre-aeration at 0.5 kg/t feed compared to 0.8 kg/t feed with pre-aeration.

Upwards of 20% of the copper in the feed has also been leached during the cyanidation test, with the final leach liquors assaying 101 and 111 g/t Cu after 48 hours. Results for whole ore cyanidation are present in Figure 13-7.

(a)	(b)

Figure 13-7: Extraction Kinetics for Whole Ore Cyanidation for (a) Gold and (b) Silver

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

13.5.4 Cyanidation Leaching Test on a Bulk Rougher Concentrate, a Reground Rougher Concentrate, and a Pyrite Rougher Concentrate

Cyanidation leaching tests were completed on a bulk rougher concentrate, a reground rougher concentrate, and a pyrite rougher concentrate. The leaching was performed on roll bottles over 48 hours, using 3,000 ppm NaCN, at pH 11, with oxygen sparging at each sampling interval, and with an 8-hour pre-aeration step prior to cyanidation. Table 13-19 presents the results for concentrate cyanide leaching.

Table 13-19: Results for Concentrate Cyanide Leaching

Feed Type	Feed (%)			Extraction (%)				Reagent Consumption Feed (kg/t)
				From CN Feed		Overall Feed
	Feed	Ag	Au	Ag	Au	Ag	Au	NaCN	Lime
Rougher Concentrate	14.3	93.7	88.4	85.8	92.2	80.4	81.5	0.91	0.21
Reground Rougher Concentrate	17/0	92.5	90.5	85.1	95.5	78.7	86.4	1.2	0.2
Pyrite Rougher Concentrate	6.4	6.4	4.1	62.4	63.0	4.0	2.6	0.2	0.05

Without regrinding, about 86% of the silver and 92% of gold were extracted from the rougher concentrate after 48 hours. This represents about 80% and 82% of the feed silver and gold, respectively. Silver extraction did not improve with regrinding, but gold extraction increased by about 9%, representing 86% of the gold in the flotation feed. These were lower than the whole-ore leach extractions of 87% of the silver and 93% of the gold, but with substantially lower reagent consumptions and a far lower feed mass to the leach circuit.

The cyanidation of the pyrite rougher concentrate produced through sequential flotation resulted in the extraction of 4% of the feed silver and 3% of the gold. This would represent a combined flotation recovery and leach extraction of gold and silver of about 83% for silver and 87% for gold using a sequential flowsheet that produces bulk, zinc, and pyrite concentrates with cyanidation of the pyrite concentrate.

13.6 Conclusions and Recommendations

A preliminary test program has been completed on material from the Napoleon deposit on behalf of Vizsla Silver.

Most of the testing was completed on the Master Composite sample, a lead-zinc composite with high amounts of silver and gold. Conclusions drawn from the conducted metallurgical testwork are presented in Table 13-20.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Table 13-20: Conclusions for Each Studied Option

Testwork type	Sample	Conclusions
Gravity Concentration	Master Composite

The gravity concentration test on sample of Master Composite at the particle grind size of 63 µm in the Knelson concentrator followed by panning, has yielded 40% Au recovery in the Knelson concentrator and 26% Au recovery in the pan product.

Actual plant operations typically only achieve between 50% and 80% of the testwork GRG value, therefore it is not recommended to include gravity concentration in the flowsheet.

Rougher Testing Sequential Flotation	Master Composite

Open circuit rougher sequential flotation testing has produced:

•  Rougher lead concentrate with a recovery of 79% Ag; 80% Au; 93% Pb, and 24% Zn, respectively.

•  Rougher zinc concentrate with a recovery of up to 9% Ag; 8% Au; 3% Pb and 72% Zn, respectively.

Trend was observed that precious metals recoveries in the lead concentrate have increased with a reduction in particle size as silver and gold recoveries of 80% Ag and 83% Au, respectively, were 7% and 12% higher at the particle grind size of 63 µm.

Precious metals recoveries in the zinc and pyrite concentrates were quite similar for the 63 and 140 µm and seemingly unaffected by the difference the particle grinds size.

Rougher Testing Sequential Flotation	Composite G

For the composite G, the decrease in the particle grind size have also resulted in the increased precious metals recovery in the lead concentrate as silver and gold recoveries of 81% Ag and 85% Au, respectively, were 4% and 8% higher at the particle grind size of 45 µm.

The opposite was observed when it comes to zinc concentrate where coarser particle grind size of 133 µm has yielded silver and gold recoveries of 19% and 16%, respectively which was 4% and 8% higher when compared to 133 µm particle grind size.

Precious metals recoveries in the zinc and pyrite concentrates were quite similar for the 63 and 140 µm and seemingly unaffected by the difference in the particle grinds size.

Cleaner Testing Sequential Flotation	Master Composite

Open circuit cleaner bulk flotation testing (with one cleaning stage) has produced:

•  Cleaner lead concentrate with recoveries of up to 71% for silver (Ag), 76% Au (Au), 87% lead (Pb), and 12% Zn (Zn).

•  Cleaner zinc concentrate with recoveries of up to 8% for silver (Ag), 7% Au (Au), 2% lead (Pb), and 71% Zn (Zn).

About 6% of the silver and 3 to 4% of the gold was recovered to the pyrite rougher concentrate.

Elevated levels of cadmium of in excess of 4,000 g/t, who appears to be associated with the sphalerite, were observed in the zinc cleaner concentrates which may incur smelter penalties, as it exceeds threshold limits of 3,000 g/t.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Testwork type	Sample	Conclusions
Rougher Testing Bulk	Master Composite

The bulk concentrate recoveries were 94% Ag and 88% Au, respectively, at 63 µm particle grind size.

The increase in the collector/copper sulphate addition have resulted in a higher sulphur recovery, which may be attributed to improved zinc/sphalerite activation.

Cleaner Testing Bulk	Master Composite	Without the regrind, at 63 µm particle grind size, the bulk cleaner concentrate assayed 1,742 g/t Ag and 40 g/t Au and had the recoveries of 87% Ag and 86% Au, respectively.
Cyanidation Leaching Test on Whole Ore and Concentrates	Master Composite

Oxygen sparged whole ore cyanidation tests at 48 hours retention time and particle grind size of 63 µm have resulted in the highest overall gold extraction of 93% Au and 87% Ag, respectively, however it did come with the relatively high sodium cyanide consumptions, measuring about 2.5 kg of NaCN per tonne of feed.

Sequential Flotation followed by Cyanidation of Rougher Pyrite Concentrate	Master Composite

Flotation of a sequential lead and zinc concentrate followed by cyanidation of a pyrite rougher concentrate have resulted in a combined flotation and leach extraction of 87% Au and 83% Ag, respectively.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

14 Mineral Resource Estimates

14.1 Introduction

TMAC prepared a maiden Mineral Resource estimate for the Panuco Project consisting of Indicated and Inferred Resources. Mr. Tim Maunula, P.Geo., Principal Geologist for TMAC, was the QP responsible for the completion of the 2022 Mineral Resource estimate for the Panuco Project. The effective date of the 2022 Mineral Resource estimate is March 1, 2022.

The 2022 Mineral Resource estimate is based on drill-hole data provided by Vizsla Silver from surface diamond drill programs completed between 2019 and 2021. The cut-off date for assay data used in the 2022 Mineral Resource estimate was November 30, 2021. All data received was in UTM coordinate system.

The silver-gold-lead-zinc mineralization for the Panuco Project was modelled in four prospect areas of mineralization: Napoleon, Tajitos, Cordon del Oro, and Animas. The mineralization was modelled in Seequent Leapfrog GEO v5.0 (Leapfrog). Grades were estimated within each mineralization wireframe separately.

The software used for the 2022 Mineral Resource estimate was Geovia GEMS 6.8.3 Desktop (GEMS). The Mineral Resource estimates were classified according to the CIM Definition Standards for Mineral Resources and Mineral Reserves (CIM, 2014). The 2022 Mineral Resource estimate was reported at a 150.0 g/t AgEq cut-off grade for Mineral Resources which are amenable to underground extraction.

14.2 Database

The 2022 Mineral Resource estimate for the Panuco Project is based on diamond drill-hole data consisting of assays, geological descriptions, and density measurements. Underground development was also taken into consideration.

Data was provided to TMAC by Vizsla Silver in electronic formats-CSV and DXF files-and imported into GEMS. The database was additionally verified using the validation tool in GEMS to determine errors and overlapping or out-of-sequence intervals. Minor errors were noted, and the database was updated.

The drill-hole database received from Vizsla Silver consisted of 442 drill holes totalling about 124,611 m of core drilling. The database includes all drilling on the Panuco Project in proximity to the interpreted mineralization zones and the four prospect areas. No historical drill-hole information is included.

The 2022 Mineral Resource estimate used 343 drill holes for grade interpolation.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Figure 14-1: Drill-Hole Location Coloured by Prospect

14.3 Geological Domaining

Thirteen sub-vertical precious metals-rich domains were defined by wireframes interpreted using Leapfrog within the four prospect areas (Figure 14-1, Figure 14-2, Table 14-1). The wireframes were defined with a minimum true thickness of 2.0 m for Napoleon Main Fault Blocks 1 and 2 and Tajitos Fault Blocks 1, 2, and 3. The other eight wireframes were defined using a minimum 1.5 m true thickness. Logged lithology and assays were used to select intervals in each hole to be used in the implicit modelling of the veins. The implicitly modelled wireframes were checked on 25 m spaced sections and any inconsistencies adjusted. Known faults were incorporated to the automatically updated model workflow to show any vein offsets. A parallel-to-vein fault in Napoleon represents an offset in the mineralization between Gallinero and Napoleon sub zones. Two perpendicular faults were modelled and used for the Tajitos area.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Table 14-1: Mineralization Wireframes Coding

Prospect	Rock Type	Rock Code
Cordon del Oro	101	San Antonio Vein
Tajitos	211	Tajitos Fault Block 1
	212	Tajitos Fault Block 2
	213	Tajitos Fault Block 3
	223	Tajitos Hangingwall
	233	Tajitos Vein 3
Napoleon	301	Main Fault Block 1
	302	Main Fault Block 2
	311	Josephine Fault Block 1
	312	Josephine Fault Block 2
	321	Hangingwall Fault Block 1
	322	Hangingwall Fault Block 2
Animas	401	Rosarito Vein

Figure 14-2: Mineralization Wireframes

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

14.4 Exploratory Data Analysis

The Mineral Resource model includes silver, gold, lead, and zinc assays from drill holes within the zone mineralization wireframes. Capped and uncapped grades are reported in the exploratory data analysis. Analysis of the assay values was conducted on raw drill-hole data and composited assays, by mineralization zone, to determine the nature of the grade distribution and correlation of grades with individual zones. The assay values were analyzed through a combination of descriptive statistics, histograms, probability plots, and box plots.

Drill holes not included in MRE as assays were not available are listed in Table 14-2.

Table 14-2: Drill Holes Excluded from Mineral Resource Estimate

Prospect Area	Drill Holes with No Assays
Animas	AM-19-01, AM-19-01A, AM-19-02, AM-20-10, AM-20-11, AM21-35
Cordon del Oro	CO-20-05, CO-20-09
Napoleon	NP-20-41, NP-21-227, NP-21-233, NP-21-235, NP-21-236, NP-21-237A, NP-21-241
Tajitos	CS-20-04, CS-21-64, CS-21-110, CS-21-113, CS-21-114, CS-21-115, CS-21-116

14.4.1 Capping Analysis

In mineral deposits having skewed distributions-typically with coefficient of variation (CV) >2-a few high-grade outliers can represent a large portion of the metal content. Often there is limited continuity demonstrated by these outliers.

Disintegration analysis uses a 5% to 15% step function to denote the changes in an ordered dataset and provides a degree of resolution on the plots to see more clearly the value of the population breaks that can be used for capping. It also provides a good look at the continuity of the grade dataset. The disintegration analysis was compared with the log probability plots to refine the capping level.

Figure 14-3 illustrates the selection of the cap value using disintegration analysis for Napoleon Main Fault Block 1. Figure 14-4 illustrates the corresponding grade distribution using a log probability plot.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Figure 14-3: Disintegration Analysis, Ag ppm

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Figure 14-4: Log Probability Plot, Ag ppm

Table 14-3 summarizes the capping levels and statistics for assays by rock type for Animas and Cordon del Oro.

Table 14-3: Capping Summary-Animas and Cordon del Oro

Prospect	Rock Type	Grade	Count	Cap (Ppm)	# Capped	CV
Cordon del Oro	101	Ag_ppm	25	200	3	0.98
Cordon del Oro	101	Au_ppm	25	2	3	1.23
Cordon del Oro	101	Pb_ppm	25	200	1	0.78
Cordon del Oro	101	Zn_ppm	25	350	3	0.68
Animas	401	Ag_ppm	58	190	5	0.91
Animas	401	Au_ppm	58	2.9	3	0.96
Animas	401	Pb_ppm	58	7500	4	1.41
Animas	401	Zn_ppm	58	19000	7	1.20

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Table 14-4 summarizes the capping levels and statistics for composites by rock type for Napoleon and Tajitos.

Table 14-4: Capping Summary-Napoleon and Tajitos

Prospect	Rock Type	Grade	Count	Cap (ppm)	# Capped	CV
Tajitos	211	Ag_ppm	170	1900	1	1.81
Tajitos	212	Ag_ppm	48	600	3	1.45
Tajitos	213	Ag_ppm	31	800	1	1.77
Tajitos	223	Ag_ppm	172	750	6	1.86
Tajitos	233	Ag_ppm	81	900	6	1.55
Tajitos	211	Au_ppm	170	11	3	1.81
Tajitos	212	Au_ppm	48	6	1	1.55
Tajitos	213	Au_ppm	31	2	2	1.59
Tajitos	223	Au_ppm	172	13	3	2.36
Tajitos	233	Au_ppm	81	7	3	1.74
Tajitos	211	Pb_ppm	170	10700	3	1.82
Tajitos	212	Pb_ppm	48	2700	4	1.67
Tajitos	213	Pb_ppm	31	7500	3	1.27
Tajitos	223	Pb_ppm	172	1900	4	1.44
Tajitos	233	Pb_ppm	81	3700	3	1.48
Tajitos	211	Zn_ppm	170	15000	2	1.45
Tajitos	212	Zn_ppm	48	7470	3	1.75
Tajitos	213	Zn_ppm	31	21000	3	1.41
Tajitos	223	Zn_ppm	172	4080	3	1.24
Tajitos	233	Zn_ppm	81	12000	2	1.53
Napoleon	301	Ag_ppm	991	1770	3	2.39
Napoleon	302	Ag_ppm	409	1950	3	2.60
Napoleon	311	Ag_ppm	35	200	1	1.74
Napoleon	312	Ag_ppm	34	700	3	1.87
Napoleon	321	Ag_ppm	119	600	2	1.99
Napoleon	322	Ag_ppm	39	440	2	1.40
Napoleon	301	Au_ppm	991	25	3	2.71
Napoleon	302	Au_ppm	409	45	3	2.71
Napoleon	311	Au_ppm	35	2.5	2	1.65
Napoleon	312	Au_ppm	34	5.3	2	1.50
Napoleon	321	Au_ppm	119	12	2	2.33
Napoleon	322	Au_ppm	39	1.1	2	1.06
Napoleon	301	Pb_ppm	991	56000	4	1.97
Napoleon	302	Pb_ppm	409	29000	3	1.61
Napoleon	311	Pb_ppm	35	4800	4	1.42
Napoleon	312	Pb_ppm	34	6400	2	1.47
Napoleon	321	Pb_ppm	119	9700	3	1.56

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Prospect	Rock Type	Grade	Count	Cap (ppm)	# Capped	CV
Napoleon	322	Pb_ppm	39	4600	2	1.07
Napoleon	301	Zn_ppm	991	94000	2	1.54
Napoleon	302	Zn_ppm	409	95200	4	1.44
Napoleon	311	Zn_ppm	35	12500	4	1.55
Napoleon	312	Zn_ppm	34	25000	2	1.60
Napoleon	321	Zn_ppm	119	33000	2	1.54
Napoleon	322	Zn_ppm	39	9900	5	1.01

14.4.2 Contact Profiles

The contact relationship of the silver grades was analyzed at each mineralization wireframe contact. The contacts were confirmed as "hard," as they segregated the silver mineralization within the interpreted wireframe. The hard relationship was visually confirmed at the site visit by the QP.

Contact analysis determines the average grade based on the distance between the assay mid-points. Reference figures are provided for Napoleon Main Fault Block 1 (Figure 14-5) and Tajitos Fault Block 1 (Figure 14-6).

Figure 14-5: Ag ppm Contact Profile (Rock Type 301)

Figure 14-6: Ag ppm Contact Profile (Rock Type 211)

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

14.4.3 Assays

Boxplots for Ag ppm assays in Figure 14-7 to Figure 14-9 graphically illustrate the grade distribution within each Prospect Area. The boxplot illustrates the data range (minimum, maximum, median) and average grade.

Figure 14-7:  Ag ppm Boxplot (Cordon del Oro-101 and Animas-401)

Figure 14-8: Ag ppm Boxplot (Tajitos)

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Figure 14-9: Ag ppm Boxplot (Napoleon)

The average assay sample length is slightly less than 1.5 m and that was chosen as the composite length.

14.4.4 Compositing

For purposes of normalizing the assay data for further analysis and grade interpolation, the raw assay values were composited to 1.5 m intervals within the interpreted mineralized zone wireframes. Composite lengths were adjusted to avoid short remnants on the hanging wall or footwall contacts of the mineralized zones by equalizing the composite length within the interval. Unassayed intervals were assigned a grade of half the lower detection limit for each metal. Composite values were then tagged by rock type codes (mineralization wireframe).

Table 14-5 shows the descriptive statistics of the uncapped and capped 1.5 m composite values by rock type. In general, the CV value was lower for the capped composites.

Table 14-5: Uncapped and Capped Composite Summary Statistics

Rock Type	Count	Metal	Mean	SD	CV	Capped Metal	Mean	SD	CV
101	15	AG	143.612	235.05	1.64	AGC	57.945	63.5	1.1
211	170	AG	201.571	392.695	1.95	AGC	194.972	352.378	1.81
212	48	AG	186.412	410.721	2.2	AGC	130.567	188.671	1.45
213	31	AG	130.112	264.029	2.03	AGC	115.112	203.727	1.77
223	172	AG	118.03	273.915	2.32	AGC	99.444	185.134	1.86
233	81	AG	214.521	421.127	1.96	AGC	171.847	266.631	1.55
301	991	AG	71.087	204.213	2.87	AGC	65.668	140.797	2.14

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Rock Type	Count	Metal	Mean	SD	CV	Capped Metal	Mean	SD	CV
302	409	AG	97.845	283.434	2.9	AGC	93.866	244.333	2.6
311	35	AG	180.461	898.679	4.98	AGC	33.692	58.629	1.74
312	34	AG	149.311	350.644	2.35	AGC	114.564	214.313	1.87
321	119	AG	90.819	345.406	3.8	AGC	56.981	113.141	1.99
322	39	AG	132.765	287.304	2.16	AGC	92.817	130.351	1.4
401	28	AG	102.651	115.426	1.12	AGC	73.51	48.979	0.67
101	15	AU	0.8345	1.7155	2.06	AUC	0.403	0.518	1.28
211	170	AU	1.296	2.561	1.98	AUC	1.225	2.212	1.81
212	48	AU	1.049	1.788	1.7	AUC	0.985	1.527	1.55
213	31	AU	0.397	0.697	1.75	AUC	0.355	0.563	1.59
223	172	AU	0.926	2.414	2.61	AUC	0.766	1.511	1.97
233	81	AU	1.147	2.254	1.97	AUC	1.044	1.817	1.74
301	991	AU	1.125	6.178	5.49	AUC	0.883	2.312	2.62
302	409	AU	2.373	7.701	3.25	AUC	1.717	3.302	1.92
311	35	AU	1.885	7.938	4.21	AUC	0.522	0.864	1.65
312	34	AU	1.597	3.753	2.35	AUC	1.135	1.702	1.5
321	119	AU	0.853	2.207	2.59	AUC	0.717	1.411	1.97
322	39	AU	0.653	2.19	3.35	AUC	0.326	0.341	1.05
401	28	AU	1.001	0.8324	0.83	AUC	0.886	0.618	0.7
101	15	PB	83.42	97.11	1.16	PBC	67.97	66.101	0.97
211	170	PB	1096.288	2402.12	2.19	PBC	1007.575	1834.97	1.82
212	48	PB	823.888	1920.042	2.33	PBC	531.557	888.211	1.67
213	31	PB	2771.747	4354.27	1.57	PBC	2261.741	2873.163	1.27
223	172	PB	319.767	823.064	2.57	PBC	250.675	361.432	1.44
233	81	PB	697.638	1452.54	2.08	PBC	589.833	874.295	1.48
301	991	PB	3175.755	6823.653	2.15	PBC	3106.176	6132.106	1.97
302	409	PB	3394.4	7130.447	2.1	PBC	3141.071	5059.767	1.61
311	35	PB	2157.328	4809.499	2.23	PBC	1106.111	1572.884	1.42
312	34	PB	1534.647	2426.917	1.58	PBC	1425.518	2091.231	1.47
321	119	PB	1348.905	2849.588	2.11	PBC	1211.999	1889.256	1.56
322	39	PB	1502.557	1915.857	1.28	PBC	1372.712	1474.134	1.07
401	28	PB	3083.597	5216.101	1.69	PBC	1611.376	1377.14	0.85
101	15	ZN	172.793	159.495	0.92	ZNC	154.102	127.562	0.83
211	170	ZN	2315.171	4978.248	2.15	ZNC	2057.437	2993.504	1.45
212	48	ZN	1441.886	3036.943	2.11	ZNC	1182.218	2071.768	1.75
213	31	ZN	6311.702	11900.768	1.89	ZNC	4817.778	6769.694	1.41
223	172	ZN	715.981	1760.962	2.46	ZNC	596.907	742.476	1.24
233	81	ZN	2041.645	4352.599	2.13	ZNC	1739.264	2669.752	1.53
301	991	ZN	8512.928	13611.729	1.6	ZNC	8447.783	13039.084	1.54
302	409	ZN	11454.035	18670.742	1.63	ZNC	11059.138	15928.913	1.44
311	35	ZN	5238.87	11414.147	2.18	ZNC	2916.013	4517.493	1.55

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Rock Type	Count	Metal	Mean	SD	CV	Capped Metal	Mean	SD	CV
312	34	ZN	6853.373	12634.207	1.84	ZNC	5423.205	8142.666	1.5
321	119	ZN	5515.696	12241.237	2.22	ZNC	4726.913	7261.863	1.54
322	39	ZN	5141.463	6593.921	1.28	ZNC	3892.374	3943.049	1.01
401	28	ZN	7581.463	9159.61	1.21	ZNC	5704.835	5526.315	0.97

14.4.5 Spatial Analysis

Geostatisticians use a variety of tools to describe the pattern of spatial continuity or strength of the spatial similarity of a variable with separation distance and direction. One of these is the correlogram, which measures the correlation between data values as a function of their separation distance and direction. When comparing samples that are close together, it is common to observe that their values are quite similar and the correlation coefficient for closely spaced samples is near 1.0. As the separation between samples increases, there is likely to be less similarity in the values, and the correlogram tends to decrease toward 0.0. The distance at which the correlogram reaches zero is called the range of correlation, or simply the range. The range of the correlogram corresponds roughly to the more qualitative notion of the range of influence of a sample; it is the distance over which sample values show some persistence or correlation. The shape of the correlogram describes the pattern of spatial continuity. A very rapid decrease near the origin is indicative of short-scale variability. A more gradual decrease moving away from the origin suggests more short-scale continuity. A plot of (1-correlation) is made so the result looks like the more familiar variogram plot.

The approach used to develop the variogram models employed Sage2001 software. Directional sample correlograms were calculated along horizontal azimuths of 0, 30, 60, 120, 150, 180, 210, 240, 270, 300, and 330 degrees. For each azimuth, sample correlograms were also calculated at dips of 30 and 60 degrees in addition to horizontally. Lastly, a correlogram was calculated in the vertical direction. Using the 37 sample correlograms, an algorithm determined the best-fit model nugget effect and two-nested structure variance contributions. After fitting the variance parameters, the algorithm then fitted an ellipsoid to the 37 ranges from the directional models for each structure. The anisotropy of the correlation was given by the range along the major, semi-major, and minor axes of the ellipsoids, and the orientations of these axes for each structure. TMAC reviewed the fitted variogram and adjusted it to reflect the mineralization. There were only sufficient samples in Napoleon Main Fault Blocks 1 and 2 to define the spatial continuity.

Table 14-6 presents the variogram parameters for the Napoleon Main Fault Blocks 1 and 2. These parameters were used to define the ranges of the search ellipse and resource classification.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Table 14-6: Napoleon Main Correlogram

Sill = 1.00	Search Anisotropy	RH Rot Z (°)	RH Rot Y' (°)	RH Rot Z' (°)	X Range (m)	Y Range (m)	Z Range (m)	Variogram Type
C0 = 0.35	ZYZ							Nugget
C1 = 0.45	ZYZ	5	85	70	60	15	5	Spherical
C2 = 0.20	ZYZ	5	85	70	75	150	25	Spherical

The rotation convention for the search anisotropy is ZYZ (right-hand (RH) rule):

  Rotation about Z-axis-positive rotation X toward Y

  Rotation about Y-axis-positive rotation Z toward X

  Rotation about new Z-axis-positive rotation X toward Y.

14.5 Bulk Density

A total of 251 bulk density measurements were conducted of which 128 were within interpreted mineralization wireframes. A full description of the measurement process is provided in Section 11.2. Density values were assigned in the block model based on average values for Napoleon and Tajitos. The combined averages were assigned to Cordon del Oro and Animas.

Table 14-7: Comparison of Bulk Density (t/m3) Values within Mineralization Wireframes

Prospect Area	Mineralization Codes	Count	Minimum	Maximum	Average
Napoleon	301,302, 321, 322	90	2.27	3.35	2.64
Tajitos	211, 212, 213	38	2.33	2.88	2.55
Combined		128	2.27	3.35	2.61

14.6 Block Model and Mineral Resource Estimation

14.6.1 Block Model

For Mineral Resource estimation, the block model for the Panuco Project was set up as two block models to cover the western and eastern halves of the deposit: the Napoleon-Tajitos and Animas-Cordon Del Oro models. No rotation was applied to the block models. The block matrix was selected in consideration of the geometry of the deposit (narrow zones of mineralization), drill data density, and selective mining unit (SMU).

Table 14-8 summarizes the block model parameters used in the GEMS workspace.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Table 14-8: Block Model Parameters

	Napoleon--Tajitos	Animas--Cordon del Oro
Easting (m)	402,900	407,700
Northing (m)	2,585,900	2,588,000
Maximum Elevation	650	1,100
Rotation Angle	No rotation°	No rotation°
Block Size (X, Y, Z) ( m)	2 x 10 x 5	5 x 10 x 10
Number of Blocks in the X Direction	1,000	200
Number of Blocks in the Y Direction	280	300
Number of Blocks in the Z Direction	150	70

14.6.2 Search Parameters

Figure 14-9 summarizes the search ellipse parameters with inverse distance weighting to the power of two (IDW2) for grade interpolation. These parameters were based on the geological interpretation and variogram analysis. Similar search ellipses were used for inverse distance weighting to the power of three (IDW3), nearest neighbour (NN), and ordinary kriging (OK) grade interpolation. The same second pass was used for all rock types: isotropic 200 m range.

Table 14-9: Search Parameters

Rock Type	Pass	Search Anisotropy	Z (°)	Y (°)	Z (°)	X Range (m)	Y Range (m)	Z Range (m)
101	1	ZYZ	80	40	0	50	150	75
211	1	ZYZ	−20	70	0	50	150	25
212	1	ZYZ	−25	65	0	50	150	25
213	1	ZYZ	−15	65	0	50	150	25
223	1	ZYZ	−25	30	0	50	150	25
233	1	ZYZ	90	50	0	50	150	25
301	1	ZYZ	−5	−80	−15	50	150	25
302	1	ZYZ	−5	−80	−15	50	150	25
311	1	ZYZ	0	−80	0	50	150	25
312	1	ZYZ	0	−80	0	50	150	25
321	1	ZYZ	5	−80	0	50	150	25
322	1	ZYZ	5	−80	0	50	150	25
401	1	ZYZ	10	−30	75	150	75	25

The rotation convention for the search anisotropy is ZYZ (RH rule):

  Rotation about Z-axis-positive rotation X toward Y

  Rotation about Y-axis-positive rotation Z toward X

  Rotation about new Z-axis-positive rotation X toward Y.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

14.6.3 Grade Interpolation

The Panuco Project block models were estimated using IDW2 on capped composite grades. IDW3, OK, and NN were also run for validation purposes. The block models were estimated in two passes.

Table 14-10 shows the estimation parameters associated with sample selection for each pass used to estimate grades.

Table 14-10: Summary of Sample Selection Parameters

Pass	Minimum No. of Samples	Maximum No. of Samples	Maximum No. Samples per Drill Hole	Minimum No. Drill Holes
1	4	9	3	2
2	1	9	3	1

14.6.4 Special Models

GEMS uses special models to track interpolation characteristics. These special models were also used for block model validation and to evaluate Mineral Resource classification. TMAC employed the following in the respective grade interpolation profiles:

  NN Interpolation:

- DISTNN-distance to nearest composite

- NNPASS-pass number for NN interpolation

  IDW3 interpolation:

- DISTAVG-average distance to composites used for interpolation

- DISTID-distance to nearest composite

- NCOMP-number of composites used for interpolation

- NDDH-number of drill holes used for interpolation

- PASS-pass number for IDW3 interpolation

  OK interpolation:

- SLOPE-slope of regression

- KRVAR-kriging variance.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

14.7 Model Verification and Validation

TMAC distinguishes between verification and validation of the block model:

  Verification is a manual check (i.e., visual inspection) or quasi-manual check (i.e., spreadsheet) of the actual procedure used.

  Validation is a test for reasonableness using a parallel procedure, which may be manual or a computer-based (i.e., different interpolation methods).

14.7.1 Visual Verification

The block model was validated by visually inspecting the block model results in section and plan compared with the drill-hole composite data. The grades of the blocks in section agreed well with the composite data used in the interpolation.

Figure 14-10 presents a 450 m Elevation plan view that compares the capped silver grades in blocks with the capped silver grades from the 1.5 m composites. Figure 14-11 illustrates good correlation between block and composite grades on Section 2587950N.

No bias was observed in the visual verification of the block model grades compared with composite grades.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

N
Capped Ag g/t
0.01 - 60.00
60 - 100
100 - 200
200 - 300
300 - 500
500 - 99999

Figure 14-10: Napoleon-Plan View 450 m Elevation Comparing Capped Silver Grades of the Block Model versus Drill Hole Composites (100 m Grid)

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Figure 14-11: Napoleon Section 2587950N Comparing Capped Silver Grades of the Block Model versus Drill Hole Composites (50 m Grid-Looking North)

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

14.7.2 Statistical Validation

The block model statistics were reviewed for each rock type in each zone and no bias was found between the different interpolation methods and the 1.5 m composites.

Table 14-11 presents the average grades for Indicated and Inferred Resource blocks by interpolation method for each prospect. Minor differences are noted between the interpolation methods, but those may reflect data density and statistics generated by block count rather than weighted by tonnes. No bias is noted based on this comparison.

Table 14-11: Comparison of Block Model Grades by Interpolation Method

	Interpolation Method	Prospect				Total
		Animas	Cordon del Oro	Napoleon	Tajitos
Count		1,292	1,014	129,977	80,566	212,849
Capped Ag ppm	IDW2	77.6	66.3	67.0	129.5	90.7
	NN	90.5	68.2	65.2	123.1	87.3
Capped Au ppm	IDW2	0.9	0.5	0.9	0.8	0.9
	NN	0.8	0.5	0.9	0.8	0.8
Capped Pb ppm	IDW2	1,654.0	83.0	2,035.4	884.8	1,588.3
	NN	1,569.8	86.3	1,945.0	865.3	1,525.2
Capped Zn ppm	IDW2	4,287.2	193.5	4,451.1	1,710.2	3,392.4
	NN	3,163.7	209.1	4,606.7	1,549.4	3,419.8

14.7.3 Swath Plots

A series of swath plots of grades were generated from capped grades for the NN and IDW2 interpolation methods. Figure 14-12 to Figure 14-14 compare the capped silver grades for NN (AGCNN) with the IDW2 (AGCID) models. The plots include all rock types for Napoleon and Tajitos, so there is some variability between the mean grades of the block model grades for NN and IDW2 interpolation. These figures confirm a correlation between the grade models, independent of interpolation method. Some variability is noted in areas with smaller volumes.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Figure 14-12: Swath Plot by Easting-Capped Ag g/t

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Figure 14-13: Swath Plot by Northing-Capped Ag g/t

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Figure 14-14: Swath Plot by Elevation-Capped Ag g/t

14.7.4 Hermitian Correction

Grade estimation, using linear methods such as OK or IDW, produces a single grade value for a block. This grade estimation is subject to a number of parameters: composite length, sample spacing, the statistical parameters of the data, search parameters, and block size. Each of these has an impact on the degree of smoothing in the block grade-estimation. The relative degree of smoothing in the block-model grade estimates can be evaluated using the discrete gaussian or hermitian polynomial change of support method (Journel & Huijbregts, 1978).

With this method, the distribution of the hypothetical block grades can be directly compared to the estimated model (OK or IDW) through the use of pseudograde/tonnage curves. In general, the estimated model should be slightly higher in tonnage and slightly lower in grade when compared to the Herco distribution at the projected cut-off grade. These differences account for selectivity and other potential ore-handling issues which commonly occur during mining.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

The Herco distribution is derived from the declustered composite grades (nearest neighbour block model) which have been adjusted to account for the change in support as one goes from smaller drill-hole composite samples to the large blocks in the model. The transformation results in a less-skewed distribution but with the same mean as the original declustered samples.

The Herco program takes the block values and smooths them according to the SMU and the variogram. A series of data values are read, then transformed into normally distributed data. The transformation function is fitted with a number of Hermitian polynomials. Hermitian change of support is then applied to the original data to provide a series of transformed values distributed (in the model) as SMUs of the chosen size. The number of polynomials is determined so as to restitute the variance of the original data as closely as possible.

The Pass 1 Mineral Resource estimate within Napoleon is smooth relative to the Herco distribution. As shown in Figure 14-15, the IDW2 (AGCID2) model displays less smoothing than the OK (AGCOK) model-the tonnes were underestimated about 9.6% and the grade by 1.9% at 150.0 g/t Ag cut-off grade.

Figure 14-15: Napoleon Main Herco Grade-Tonnage Curve

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

14.8 Mineral Resource Estimate

14.8.1 Mineral Resource Classification

Mineral Resource estimates were classified in accordance with definitions provided by CIM Definition Standards (CIM, 2014). The 2022 Mineral Resource estimates have an effective date of March 1, 2022.

The 2022 Mineral Resource estimates were initially assigned based on data density in coordination with mineralization continuity. Mineral Resource classification was then refined based on the interpolation statistics collected during interpolation and geologic continuity.

The Mineral Resource estimate was categorized into Indicated and Inferred Mineral Resources as follows:

  The Indicated Mineral Resource category is defined by areas where drill spacing is generally less than 50 m, blocks are informed by a minimum of two drill holes, and reasonable geological and grade continuity is shown. Copala, Tajitos Vein 3, Rosarito, and San Antonio veins are classified as Indicated Mineral Resources based on drill spacing less than 30 m.
  The Inferred Mineral Resource category is defined by areas where drill spacing is less than 100 m, blocks are informed by a minimum of two drill holes, and reasonable, but not verified, geological and grade continuity are observed. Copala, Tajitos Vein 3, Rosarito, and San Antonio veins are classified as Inferred Mineral Resource based on drill spacing less than 60 m.

The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

A smoothing algorithm was applied to minimize the "spotted-dog" effect. As a result, 25 blocks (0.01%) were interpolated using single drill holes and an average of three composites, and classified as Inferred Mineral Resources. The nominal spacing for Indicated Mineral Resource estimates was 29.5 m, and 66.9 m for Inferred Mineral Resource estimates. Additional statistics are reported in Table 14-12.

Table 14-12: Additional Interpolation Statistics Reported by Resource Class

Resource Class	Avg. Distance to Nearest Composite	Avg. of Mean Distance of Composites Used	Min. No. of Drill Holes	Avg. No. of Drill Holes Used	Min. No. of Composites Used	Avg. No. of Composites Used
Indicated	29.5	57.6	2	3.6	4	8
Inferred	66.9	100.4	1	3.8	1	8

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Vizsla provided wireframes for mined-out areas at Napoleon, Tajitos, and Cordon del Oro. The Mineral Resource estimate for Animas was defined below the known mining area. Based on these wireframes, the resource classification code assigned was 999 and the Mineral Resource was depleted. In addition, an allowance was made for a crown pillar of 5 m below the topographic surface. A Code 5 was assigned to those blocks, and they were excluded from the Mineral Resource.

Figure 14-16 illustrates the Mineral Resource classification for the Panuco Project MRE in plan view.

Figure 14-16: Indicated and Inferred Mineral Resource Classification

14.8.2 Cut-Off Grade

The cut-off grade used for the 2022 Mineral Resource estimates is 150.0 g/t AgEq based on Vizsla Silver's estimated break-even operating expenditure cost of US$95/t as outlined in Table 14-13. Assumed recoveries were 93% for silver, 90% for gold, and 94% for both lead and zinc. Mineral Resource estimates can be sensitive to the reporting cut-offs used.

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Table 14-13: Summary of Cost Assumptions

Item	US$/t
Mining	45.00
Milling	30.00
G&A	20.00
Total	95.00

14.8.3 Mineral Resource Statement

The 2022 Mineral Resource estimate is reported in Table 14-14, as prepared by TMAC for the Panuco Project (effective date March 1, 2022).

Table 14-14: Panuco Mineral Resource Estimate Summary by Resource Classification
(150 g/t AgEq Cut-Off Grade)

Classification	Tonnes (Mt)	Average Grade					Contained Metal
		Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	AgEq (g/t)	Ag (koz)	Au (koz)	Pb (kt)	Zn (kt)	AgEq (koz)
Indicated	5.0	191	2.08	0.26	0.50	383	30,501	331.1	13.0	24.6	61,137
Inferred	4.1	187	1.79	0.13	0.30	345	24,704	235.8	5.3	12.4	45,555

Notes: Effective date for this Mineral Resource estimate is March 1, 2022.
Resources are presented undiluted and in situ and are considered to have reasonable prospects for economic extraction assuming metals prices of $20.7/oz Ag, $1,655/oz Au, $1,902/t Pb and $2,505/t Zn.
Mineral Resource estimate uses a break-even economic cut-off grade of 150 g/t AgEq based on costs from mines with similar mineralization. Assumed costs $45/t mining, $30/t processing $20/t G&A and recoveries of 93% for silver, 90% for gold, 94% for both lead and zinc.
Mineral Resource estimate reported from within envelopes accounting for mineral continuity.
Metal contents for silver, gold and silver-equivalent are presented in troy ounces (metric tonne x grade / 31.10348).
All figures are rounded to reflect the relative accuracy of the estimates and totals may not add correctly.

Table 14-15 summarizes the MRE by resource classification and vein.

Table 14-15: Panuco Mineral Resource Estimate Summary by Vein (150 g/t AgEq Cut-Off Grade)

Classification	Tonnes (Mt)	Average Grade					Contained Metal
		Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	AgEq (g/t)	Ag (koz)	Au (koz)	Pb (kt)	Zn (kt)	AgEq (koz)
Indicated
Napoleon	2.5	144	2.41	0.39	0.68	373	11,612	194.4	9.7	17.2	30,126
*Includes Gallinero	0.6	278	4.19	0.40	0.63	648	5,708	86.0	2.6	4.0	13,307
Josephine	0.2	194	2.16	0.29	0.71	402	1,440	16.0	0.7	1.6	2,983
Napoleon HW	0.4	131	1.17	0.19	0.49	249	1,585	14.2	0.7	1.8	3,007
NP Area Total	3.1	146	2.24	0.36	0.66	360	14,637	224.6	11.1	20.6	36,116
Tajitos	1.1	289	1.77	0.12	0.23	443	9,766	59.8	1.3	2.5	14,963
Copala	0.4	285	2.16	0.04	0.08	461	3,936	29.9	0.2	0.3	6,379

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Classification	Tonnes (Mt)	Average Grade					Contained Metal
		Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	AgEq (g/t)	Ag (koz)	Au (koz)	Pb (kt)	Zn (kt)	AgEq (koz)
Tajitos Vein 3	0.2	251	1.65	0.09	0.23	395	1,770	11.6	0.2	0.5	2,777
TJ Area Total	1.7	283	1.85	0.09	0.19	441	15,472	101.3	1.6	3.3	24,120
Rosarito	0.1	75	1.13	0.19	0.54	191	281	4.3	0.2	0.6	719
San Antonio	0.0	128	1.01	0.01	0.02	210	111	0.9	0.0	0.0	183
Total Indicated	5.0	191	2.08	0.26	0.50	383	30,501	331.1	13.0	24.6	61,137
Inferred
Napoleon	0.9	91	2.29	0.23	0.50	300	2,750	69.3	2.2	4.7	9,066
Josephine	0.2	235	2.34	0.30	0.71	457	1,803	17.9	0.7	1.7	3,501
Napoleon HW	0.6	110	1.21	0.17	0.45	228	1,990	21.7	0.9	2.5	4,120
NP Area Total	1.7	117	1.95	0.22	0.51	298	6,543	108.9	3.9	8.9	16,687
Tajitos	0.6	234	1.40	0.12	0.25	359	4,409	26.4	0.7	1.5	6,761
Copala	1.4	259	1.89	0.03	0.07	414	11,651	84.8	0.4	1.0	18,593
Tajitos HW3	0.3	208	1.39	0.07	0.21	329	1,764	11.8	0.2	0.6	2,788
TJ Area Total	2.2	247	1.70	0.06	0.14	390	17,824	122.9	1.3	3.0	28,142
Rosarito	0.1	78	1.06	0.18	0.52	188	230	3.1	0.2	0.5	553
San Antonio	0.0	115	0.87	0.01	0.03	186	107	0.8	0.0	0.0	173
Total Inferred	4.1	187	1.79	0.13	0.30	345	24,704	235.8	5.3	12.4	45,555

The silver equivalent (AgEq) is calculated as:

AgEq = Capped Ag ppm + (((Capped Au ppm x Au price/gram) + (Capped Pb% x Pb price/t) + (Capped Zn% x Zn price/t))/Ag price/gram)

There is no certainty that the Indicated Mineral Resource estimates will be converted to the Proven and Probable Mineral Reserve categories, and there is no certainty that the updated 2022 Mineral Resource estimate will be realized. There is no certainty that the Inferred Mineral Resource estimate can be upgraded to Indicated Mineral Resources. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. TMAC is unaware of any known environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant factors which could materially impact the current 2022 Mineral Resource estimate provided in this Technical Report

14.8.4 Cut-off Grade Sensitivity

Table 14-16 summarizes the sensitivity of the 2022 MRE to other potential mining cut-offs. The current 2022 Mineral Resource estimate is reported at a cut-off grade of 150.0 g/t AgEq, which is highlighted in Table 14-16.

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Table 14-16: Cut-Off Grade Sensitivity (AgEq Cut-Off Grade)

Classification Cut-off Grade AgEq	Tonnes (Mt)	Average Grade					Contained Metal
		Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	AgEq (g/t)	Ag (koz)	Au (koz)	Pb (kt)	Zn (kt)	AgEq (koz)
Indicated
>=300 ppm	2.2	305	3.28	0.27	0.49	594	22,068	237.2	6.1	11.0	42,927
>=250 ppm	2.8	273	2.94	0.27	0.49	535	24,232	260.4	7.5	13.6	47,394
>=200 ppm	3.7	232	2.50	0.27	0.49	458	27,253	294.2	9.8	18.0	53,848
>=150 ppm	5.0	191	2.08	0.26	0.50	383	30,502	331.1	13.0	24.6	61,137
>100 ppm	6.9	153	1.65	0.24	0.49	310	33,938	365.8	16.8	33.5	68,785
Inferred
>=300 ppm	1.7	296	2.78	0.13	0.30	533	16,464	154.6	2.3	5.2	29,661
>=250 ppm	2.1	272	2.54	0.13	0.30	490	18,142	169.1	2.7	6.2	32,661
>=200 ppm	3.0	226	2.13	0.13	0.29	411	21,473	202.2	3.8	8.7	39,036
>=150 ppm	4.1	187	1.79	0.13	0.30	345	24,704	235.8	5.3	12.4	45,555
>100 ppm	5.8	150	1.43	0.13	0.31	280	28,076	268.1	7.8	18.0	52,415

14.9 Comment on 2022 Mineral Resource Estimate

The QP is of the opinion that the 2022 MRE has been interpolated using industry-accepted modelling techniques, using GEMS. This included geologic input, appropriate block-model cell sizes, grade capping, assay compositing, and reasonable interpolation parameters.

The results have been verified by visual review and statistical comparisons between the estimated block grades and the composites used to interpolate. The IDW2 model has been selected as the best representation of the grade distribution based on the current geological understanding and mineralization. The IDW2 model has been validated with alternate estimation methods. No biases have been identified in the model.

The 2022 MRE conforms to the requirements of the CIM Definition Standards (CIM, 2014). TMAC is unaware of any known environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant factors which could materially impact the 2022 Mineral Resource estimate provided in this Technical Report. The current Mineral Resource estimates are adequate to support mining studies.

Mineral Resources are not Mineral Reserves and do not necessarily demonstrate economic viability. There is no certainty that all or any part of this Mineral Resource estimate will be converted into a Mineral Reserve.

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15 Mineral Reserve Estimates

No Mineral Reserved have been defined for Panuco.

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16 Mining Methods

Not applicable at this stage of the project.

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17 Recovery Methods

Not applicable at this stage of the project.

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18 Project Infrastructure

Not applicable at this stage of the project.

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19 Market Studies and Contracts

Not applicable at this stage of the project.

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20 Environmental Studies, Permitting and Social or Community Impact

Not applicable at this stage of the project.

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21 Capital and Operating Costs

Not applicable at this stage of the project.

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22 Economic Analysis

Not applicable at this stage of the project.

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23 Adjacent Properties

No adjacent properties are considered relevant to this project.

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24 Other Relevant Data and Information

The Panuco Project has a reasonable potential for economic extraction based on the assumptions presented in this Technical Report. Risks (Table 24-1) and opportunities (Table 24-2) are summarized below.

Table 24-1: Panuco Project Risks

Risk	Explanation/Potential Impact	Possible Risk Mitigation
Variability and complex nature of the geology and mineralization.	Impacts volume and grade continuity.	Additional drilling and refined mineralization controls.
Variation in grade and continuity.	Nuggety nature of silver and gold mineralization Outlier grade data. Continuity and grade impact the reasonable potential for economic extraction (mining).	Additional drilling. Bulk sample to confirm grade and refine assumptions for reasonable potential for economic extraction.
Assumptions used for criteria to determine reasonable prospect for eventual economic extraction.	Assumptions based on current grade continuity and metal prices.	Evaluate different mining options and associated cut-off grades and metal price sensitivity.
Low commodity prices.	Low commodity prices negatively affecting economics.	A focus on efficiency throughout the operation will minimize the economic impact of lower commodity prices.
Metallurgical risk may develop from changes or variation in characteristics of the mill feed material.

Potential detrimental effect on the lead, zinc, silver, and gold recovery. This can include mineral particle size and associations, or rock hardness, which could affect comminution response. Fluctuating extent of grade or mineral oxidation, or potentially detrimental elements such as cadmium and mercury that can impact product concentrate grade and quality.

These risks will be mitigated through more optimization and variability metallurgical testwork to investigate metallurgical response across the whole ore body and different lithologies as recommended in the recommendation section.

Flexible plant design that can account for variation in mill feed.

Elevated cadmium levels in the final zinc concentrate from the sequential lead/zinc flotation.	Cadmium levels of 4,027 g/t were sufficient to trigger the smelter penalty: effect on concentrate quality and payables.	Optimised flotation though additional testwork to minimize Cd deportment into the final products.
Using testwork GRG values for the gravity circuit scale up and design.

Gravity recovery in the operating plant will be derated from the testwork Gravity Recoverable Gold (GRG) value. The scale up inefficiency factor has usually been quoted at a 50% to 80% range which is a factor of plant inefficiencies through variable design and operating practices, but it's also related to the particle size distribution of the GRG.

Detailed consideration of the plant design and investigation into the nature of the GRG itself.

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Table 24-2: Panuco Project Opportunities

Opportunity	Explanation
Improve or increase MRE	Target infill and step-out drilling in areas of Inferred Mineral Resources to upgrade classification.
Other Prospect Areas	Known areas of mineralization on the Panuco Property, which have not been drilled by Vizsla Silver.

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25 Interpretation and Conclusions

25.1 Interpretations

This Technical Report provides a maiden MRE for the Panuco Project accompanied by an initial metallurgical testwork. The drilling by Vizsla Silver has focused on four Prospect Areas (Figure 25-1): Animas, Cordon del Oro, Napoleon, and Tajitos.

Figure 25-1: Regional Geology and Prospect Areas

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25.1.1 Metallurgical Testwork

A preliminary test program has been completed on material from the Napoleon deposit on behalf of Vizsla Silver.

Most of the testing was completed on the Master Composite sample, a lead-zinc composite with high amounts of silver and gold. Conclusions drawn from the conducted metallurgical testwork are presented in Table 25-1.

Table 25-1: Conclusions for Each Studied Option

Testwork Type	Sample	Conclusions
Gravity Concentration	Master Composite

The gravity concentration test on sample of Master Composite at the particle grind size of 63 µm in the Knelson concentrator followed by panning, has yielded 40% Au recovery in the Knelson concentrator and 26% Au recovery in the pan product.

Actual plant operations typically only achieve between 50% and 80% of the testwork GRG value, therefore it is not recommended to include gravity concentration in the flowsheet.

Rougher Testing Sequential Flotation	Master Composite

Open circuit rougher sequential flotation testing has produced:

•  Rougher lead concentrate with a recovery of 79% Ag; 80% Au; 93% Pb and 24% Zn, respectively.

•  Rougher zinc concentrate with a recovery of up to 9% Ag; 8% Au; 3% Pb and 72% Zn, respectively.

Trend was observed that precious metals recoveries in the lead concentrate have increased with a reduction in particle size as silver and gold recoveries of 80% Ag and 83% Au, respectively, were 7% and 12% higher at the particle grind size of 63 µm.

Precious metals recoveries in the zinc and pyrite concentrates were quite similar for the 63 µm and 140 µm and seemingly unaffected by the difference the particle grinds size.

Rougher Testing Sequential Flotation	Composite G

For the composite G, the decrease in the particle grind size have also resulted in the increased precious metals recovery in the lead concentrate as silver and gold recoveries of 81% Ag and 85% Au, respectively were 4% and 8% higher at the particle grind size of 45 µm.

The opposite was observed when it comes to zinc concentrate where coarser particle grind size of 133 µm has yielded silver and gold recoveries of 19% and 16%, respectively, which was 4% and 8% higher when compared to 133 µm particle grind size.

Precious metals recoveries in the zinc and pyrite concentrates were quite similar for the 63 µm and 140 µm and seemingly unaffected by the difference in the particle grinds size.

Cleaner Testing Sequential Flotation	Master Composite

Open circuit cleaner bulk flotation testing (with one cleaning stage) has produced:

•  Cleaner lead concentrate with recoveries of up to 71% for silver (Ag), 76% Au (Au), 87% lead (Pb), and 12% Zn (Zn).

•  Cleaner zinc concentrate with recoveries of up to 8% for silver (Ag), 7% Au (Au), 2% lead (Pb), and 71% Zn (Zn).

About 6% of the silver and 3% to 4% of the gold was recovered to the pyrite rougher concentrate.

Elevated levels of cadmium of in excess of 4,000 g/t, who appears to be associated with the sphalerite, were observed in the zinc cleaner concentrates which may incur smelter penalties, as it exceeds threshold limits of 3,000 g/t.

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Testwork Type	Sample	Conclusions
Rougher Testing Bulk	Master Composite

The bulk concentrate recoveries were 94% Ag and 88% Au, respectively at 63 µm particle grind size.

The increase in the collector/copper sulphate addition have resulted in a higher sulphur recovery, which may be attributed to improved zinc/sphalerite activation.

Cleaner Testing Bulk	Master Composite	Without the regrind, at 63 µm particle grind size, the bulk cleaner concentrate assayed 1,742 g/t Ag and 40 g/t Au and had the recoveries of 87% Ag and 86% Au, respectively.
Cyanidation Leaching Test on Whole Ore and Concentrates	Master Composite

Oxygen sparged whole ore cyanidation tests at 48 hours retention time and particle grind size of 63 µm have resulted in the highest overall gold extraction of 93% Au and 87% Ag, respectively, however it did come with the relatively high sodium cyanide consumptions, measuring about 2.5 kg of NaCN per tonne of feed.

Sequential Flotation followed by Cyanidation of Rougher Pyrite Concentrate	Master Composite

Flotation of a sequential lead and zinc concentrate followed by cyanidation of a pyrite rougher concentrate have resulted in a combined flotation and leach extraction of 87% Au and 83% Ag, respectively.

25.1.2 Mineral Resource Estimate

The maiden 2022 Mineral Resource estimate is reported in Table 25-2, as prepared by TMAC for the Panuco Project (effective date March 1, 2022).

Table 25-2: Panuco Mineral Resource Estimate Summary by Resource Classification
(150 g/t AgEq Cut-Off Grade)

Classification	Tonnes (Mt)	Average Grade					Contained Metal
		Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	AgEq (g/t)	Ag (koz)	Au (koz)	Pb (kt)	Zn (kt)	AgEq (koz)
Indicated	5.0	191	2.08	0.26	0.50	383	30,501	331.1	13.0	24.6	61,137
Inferred	4.1	187	1.79	0.13	0.30	345	24,704	235.8	5.3	12.4	45,555

Notes: Effective date for this Mineral Resource estimate is March 1, 2022.
Resources are presented undiluted and in situ and are considered to have reasonable prospects for economic extraction assuming metals prices of $20.7/oz Ag, $1,655/oz Au, $1,902/t Pb and $2,505/t Zn.
Mineral Resource estimate uses a break-even economic cut-off grade of 150 g/t AgEq based on costs from mines with similar mineralization. Assumed costs $45/t mining, $30/t processing $20/t G&A and recoveries of 93% for silver, 90% for gold, 94% for both lead and zinc.
Mineral Resource estimate reported from within envelopes accounting for mineral continuity.
Metal contents for silver, gold and silver-equivalent are presented in troy ounces (metric tonne x grade / 31.10348).
All figures are rounded to reflect the relative accuracy of the estimates and totals may not add correctly.

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The Mineral Resource estimates were classified according to the CIM Definition Standards for Mineral Resources and Mineral Reserves (CIM, 2014). The 2022 Mineral Resource estimate was reported at a 150.0 g/t AgEq cut-off grade for Mineral Resources, which are amenable to underground extraction.

The cut-off grade used for the 2022 Mineral Resource estimates is 150.0 g/t AgEq based on Vizsla Silver's estimated break-even operating expenditure cost of US$95/t as outlined in Table 14-13. Assumed recoveries were 93% for silver, 90% for gold, and 94% for both lead and zinc. Mineral Resource estimates can be sensitive to the reporting cut-offs used.

25.2 Conclusions

The 2022 Mineral Resource estimate was completed according to CIM best practice guidelines and is reported in accordance with NI 43-101 regulations. The QP believes that the current data presented is an accurate and reasonable representation of the Panuco Project. The QP concluded that the database and mineralization interpretation are of suitable quality to provide the basis for the conclusions and recommendations presented in this Technical Report.

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26 Recommendations

26.1 Mineral Resource Recommendations

The maiden MRE and associated interpretated mineralization provides guidance for continued exploration of the Panuco Project. TMAC recommends the following work that can potentially improve upon the 2022 MRE:

  Continue drilling on the four Prospect Areas targeting both infill to upgrade resource classification and step-out drilling to expand the Mineral Resource

  Identify target areas in zones of mineralization outside of the four Prospect Areas to expand the Mineral Resource

  Collect additional density samples of host lithologies and mineralization

  Update topography using Lidar survey.

26.2 Operations Recommendations

Other engineering and processing work could be carried out to develop the Panuco Project. Ausenco recommends the following work:

  Additional drilling to collect approximately 500 kg of core samples, spatially and lithologically representing the first five years of a potential mine plan
  Further metallurgical testwork to better understand the continuity of the Napoleon deposit regarding the metallurgical response and optimize the flowsheet.

In addition, further engineering work including mine design and development are needed.

26.3 Budget

The proposed budget associated with the Mineral Resource recommendations is outlined in Table 26-1.

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Table 26-1: Mineral Resource Budget

Item	Unit	Cost Estimate (US$)
Core Drilling Napoleon	25,000 m	2,750,000
Core Drilling Tajitos	15,000 m	1,650,000
Core Drilling Copala	15,000 m	1,650,000
Core Drilling Josephine	5,000 m	550,000
Core Drilling other	5,000 m	550,000
Density Sampling	600 samples	15,000
Lidar Survey		60,000
Administration and Labour		775,000
Total		8,000,000

The proposed budget associated with the metallurgical testwork is described in Table 26-2.

Table 26-2: Metallurgical Testwork Budget

Activity	Description and Purpose	Estimated Costs (US$)
Phase 1: Additional drilling	Additional drilling is required to provide the core samples for the metallurgical testwork.	250,000
Phase 2: Metallurgical testwork	Additional comminution testwork.	120,000 to 150,000
	Mineralogy investigation to support both rougher and cleaner flotation testwork.
	Optimization of flotation conditions such as regrind size and depressant dosages to achieve better selectivity of metals along with producing higher-grade concentrates.

Bulk and sequential float with and without gravity concentration to investigate whether global gold recovery could be improved with gravity scalping as some gold might be reporting to the flotation gangue material.

	Locked cycle flotation testing to better understand the potential grades and recoveries with a circulation of internal streams.
	Variability samples metallurgical testwork to understand metallurgical response across the entire ore body and different lithologies.

Conduct further cyanidation testwork, investigating conditions such as sodium cyanide concentration; effect of primary grind size on the extraction; aeration requirements; and addition of lead nitrate to investigate effect on the leach kinetics and extraction rates.

Bulk and sequential float with and without gravity concentration to investigate whether global gold recovery could be improved with gravity scalping as some gold might be reporting to the flotation gangue material.

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27 References

ALN Abogados Consultores (2022). Legal Opinion Copala Mining Project. 67 p.

ALN Abogados Consultores (2022). Legal Opinion Panuco Mining Project. 49 p.

Anonymous (2016). Estudio Geofisico en el Proyecto Copala-Panuco; Geophysical Surveys S.A. de C.V., 49-page report prepared for Minera Rio Panuco S.A. de C.V.

Aranda-Gomez, J., Henry, C.D., Juhr, J., McDowell, F. (2003). Cenozoic volcanic-tectonic development of northwestern Mexico-a transect across the Sierra Madre Occidental volcanic field and observations of extension-related magmatism in the southern basin and range and Gulf of California tectonic sub provinces; UNAM, Geologic Transects across Cordilleran Mexico, p. 71-121.

Avila-Ramirez, P. (1999). Informe de la cartografía geológico-minera y geoquímica hoja Copala clave F13A37 escala 1:50,000 estados de Sinaloa y Durango, 75 p.

Centeno-García, E. (2017). Mesozoic tectono-magmatic evolution of Mexico: An overview; Ore Geology Reviews, v. 81 p. 1035-1052.

Centeno-García, E., Guerrero-Suastegui, M., Talavera-Mendoza, O. (2008). The Guerrero Composite Terrane of western Mexico: collision and subsequent rifting in a supra-subduction zone: Geological Society of America Special Paper 436, p. 279-308.

Christopher, P. and Sim, R. (2008). Technical Report on the Copala Project, Sinaloa State, Mexico; Silverstone Resources Corp., 100 p.

Contrato Silverstone-Bacis Completo NSR y RPM (2009), September 24, 2009, 27p.

Coote, A., 2021a, Petrologic Studies of Drill Core From AM21-31, CO21-50, CS20-01, 11 & 23, NP20-02 & 07 and NP21-102, 150 & 170, Panuco Silver Gold District, Mexico, pp.65.

Coote, A., 2021b, Fluid Inclusion Microthermometric Studies From Drill Core:AM21-31, CO21-50, CS20-01& 11, NP20-02 & 07 and NP21-102&150, Panuco Silver Gold District, Mexico, pp. 33.

Diario Oficial de la Federación 13 de marzo 2012, NORMA Oficial Mexicana NOM-120-SEMARNAT-2011, Que establece las especificaciones de protección ambiental para las actividades de exploración minera directa, en zonas agrícolas, ganaderas o eriales y en zonas con climas secos y templados en donde se desarrolle vegetación de matorral xerófilo, bosque tropical caducifolio, bosques de coníferas o encinos.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

Diario Oficial de la Federación 31 de octubre 2014 Reglamento de la ley general del equilibrio ecológico y la protección al ambiente en materia de evaluación del impacto ambiental.

Diario Oficial de la Federación 31 de octubre 2014 Reglamento de la ley general de desarrollo forestal sustentable.

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Duque-Trujillo, J., Ferrari, L., López Martínez, M., Orozco-Esquivel, T., and Lonsdale, P. (2013). Early to Middle Miocene syn-extensional magmatism in the southern Gulf of California: Geological Society of America Abstracts with Programs, v. 45, no. 6, p. 15.

Duque-Trujillo, J., Ferrari, L., Norini, G., López-Martínez, M. (2014). Miocene faulting in the southwestern Sierra Madre Occidental, Nayarit, Mexico: kinematics and segmentation during the initial rifting of the southern Gulf of California; Revista Mexicana de Ciencias Geológicas, v. 31, núm. 3, p. 283-302

Escamilla-Torres, T. (2001). Informe de la cartografía geológico-minera y geoquímica hoja Cosala clave G13C74 escala 1:50,000 estado de Sinaloa, 66 p.

Ferrari, L., López-Martínez, M. Orozco-Esquivel, T., Bryan, S.E., Duque-Trujillo, J., Lonsdale, P., Solari, L. (2013). Late Oligocene to Middle Miocene rifting and synextensional magmatism in the southwestern Sierra Madre Occidental, Mexico: The beginning of the Gulf of California rift; Geosphere v. 9; no. 5; p. 1161-1200; doi:10.1130/GES00925.1; 15 figures; 2 tables; 1 supplemental file.

Ferrari, L., López-Martínez, M., Rosas-Elguera, J. (2002). Ignimbrite flare-up and deformation in the southern Sierra Madre Occidental, western Mexico: Implications for the late subduction history of the Farallon plate; Tectonics v. 21 No. 4 10.1029/2001TC001302, p. 17-1 to 17-24

Ferrari, L., Valencia Moreno. M., Bryan, S. (2005). Magmatismo y tectónica en la Sierra Madre Occidental y su relación con la evolución de la margen occidental de Norteamérica, Boletín de la Sociedad Geológica Mexicana Volumen Conmemorativo del Centenario Temas Selectos de La Geología Mexicana Tomo LVII, N. 3, 343-378.

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28 Certificates of Authors

28.1 Tim Maunula, P.Geo.

I, Tim Maunula, P.Geo., of Chatham, Ontario, a QP of this Technical Report titled National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate, Concordia, Sinaloa, Mexico, dated April 7, 2022, do hereby certify that:

  I am Principal Geologist of T. Maunula & Associates Consulting Inc., 15 Valencia Drive, Chatham, Ontario, N7L 0A9, Canada.

  I am a graduate of Lakehead University with an H.B.Sc. Degree in Geology in 1979. In addition, I have earned a Citation in Geostatistics from the University of Alberta in 2004.

  I am a member in good standing of the Association of Professional Geoscientists of Ontario (Registration Number 1115).

  I have worked as a Geologist for over 40 years since my graduation from university. This experience comprised 15 years in exploration (including airborne and ground geophysical surveys and data processing) and 25 years in mineral resource estimation and associated activities.

  I have read the definition of QP set out in NI 43-101 and certify that by reason of education, affiliation with a professional association, and past relevant work experience, I fulfill the requirements to be a QP for NI 43-101.

  I am responsible for Sections 2-12, Sections 14 to 25, and portions of Sections 1, 25, 26 and 27 of this Technical Report.

  I completed a site visit between September 27 to October 1, 2021.

  I am independent of the Issuer, applying all of the tests in Section 1.5 of the Instrument.

  I have no prior involvement with the property that is the subject of this Technical Report.

  I have read NI 43-101 and Form 43-101F1, and this Technical Report has been prepared in compliance with that instrument and form.

  As of the effective date of this Technical Report, to the best of my knowledge, information, and belief, the portions of this Technical Report for which I am responsible contain all scientific and technical information required to be disclosed to make this Technical Report not misleading.

Dated this 7th day of April 2022 in Chatham, Ontario.

Original Signed and Sealed
Tim Maunula, P.Geo.

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Vizsla Silver Corp. National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico

28.2 Kevin Murray, P.Eng.

I, Kevin Murray, P.Eng., of Delta, B.C., a QP of this Technical Report titled National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate, Concordia, Sinaloa, Mexico, dated April 7, 2022, do hereby certify that:

  I am employed as a Manager Process Engineering with Ausenco Engineering Canada Inc., with an office address of 1050 West Pender Street, Suite 1200, Vancouver, BC Canada, V6E 3T4.

  This certificate applies to the technical report titled "National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate" that has an effective date of March 1, 2022 and a filed date of April 7, 2022 (the "Technical Report").

  I graduated from the University of New Brunswick, Fredericton NB, in 1995 with a Bachelor of Science in Chemical Engineering. I am a member in good standing of Engineers and Geoscientists British Columbia, License# 32350.

  I have practiced my profession for 21 years. I have been directly involved in all levels of engineering studies from preliminary economic analysis to feasibility studies. I have been directly involved with test work and flowsheet development from preliminary testing through to detailed design and construction.

  I have read the definition of "Qualified Person" set out in the National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for those sections of the Technical Report that I am responsible for preparing.

  I have not visited the Panuco Project.

  I am responsible for Sections 1.9, 13, 25.1.1, and 26.2 of the Technical Report.

  I am independent of Vizsla Silver Corp., as independence is defined in Section 1.5 of NI 43-101. I have had no previous involvement with the Panuco Project.

  I have read NI 43-101 and the sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument.

  As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the Technical Report not misleading.

Dated this 7th day of April 2022 in Delta, B.C.

Original Signed and Sealed
Kevin Murray, P.Eng.

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